25

05012066

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bull

*CURRENT ADDRESS

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4847 FISCAL YEAR 12-31-04

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT :

82-4847

RECEIVED
2005 OCT 25 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 21 2005
WASH. D.C. 198

AR/S
12-31-04

Bull

~~Groupe~~ Bull

2004 Annual Report

Contents

Presentation of Groupe Bull

A – MISSION

Bull's mission is to provide complete and open Information Technology (IT) systems and solutions, from servers to application services implementation and outsourcing.

- Bull's core business is server integration for complex and secure networked infrastructures;
- The application and infrastructure services activities complete Bull's end-to-end offer and leverage Bull's technologies for its customers.

Based on radical technology changes and drawing on its large enterprise server experience, Bull's strategy is aligned with the major developments in IT systems. The company accompanies its customers in the transformation of their infrastructure by:

- designing and manufacturing enterprise systems, which meet customer requirements in terms of power, high availability and security;
- supplying all infrastructure components for the development of comprehensive, secure solutions;
- developing and integrating new applications aimed at solving the major challenges facing enterprises and public services.

B – MARKET EVOLUTION

After 2003, which was a particularly morose year for the IT market, 2004 showed negative IT spending growth in Western Europe of -3.7% (-2.4% worldwide), according to recent Gartner estimates (Gartner Server Europe - Forecast Database March 15, 2005). More specifically, server sales also decreased by 4.9% in Western Europe whereas the services market has begun to improve.

Standardization and openness accelerate

The use of standard components has shown further progression. In the hardware area, Intel-based servers increased their market share thanks notably to Itanium® processors. Linux® enjoyed robust growth while Windows® continued its steady rise, notably in enterprise servers. Finally, middleware based on Open Source components is increasingly appealing. This evolution provides users with significant cost reduction and reinforced independence.

In addition, this movement is resulting in a radical change to the way IT manufacturers do business – their added value now comes from their ability to develop architectures based on the optimal integration of both standard and differentiating components.

Bull's strategic choices for its new generation of servers are fully in line with this trend.

The IT system is more than ever a key lever for productivity and growth

The search for permanent productivity gains, deregulation (Energy, Water, Telecom's, and Banking), and the development of new services are all factors encouraging new projects such as:

- consolidation;
- new applications integration;
- Business Intelligence;
- new networked infrastructures;
- security and administration;
- mobility and broadband.

In addition, the modernization of government IT systems (e-government) and exchange dematerialization between companies are expected to accelerate in France and Europe in the coming years. Bull's positioning, therefore, as an infrastructure integrator and security specialist is fully aligned with IT market trends.

C – ORGANISATION

At the end of December 2004, Bull had 7,531 employees. Its new organizational structure, implemented at the beginning of 2005 by Didier Lamouche, the new Chairman and CEO, clearly illustrates the strategic and operational developments the company is adopting:

- verticalisation on some key businesses in order to grow services (telecommunications, public sector);
- focus on the deployment of replicable offers across geographic areas, with a particular emphasis on High Performance Computing (HPC) where products such as NovaScale and Open Source are beginning to achieve market recognition;
- operational efficiency, with an international organization (outside France) divided into 5 major areas and focused on the deployment of Bull's offer.

Operational divisions responsible for developing and selling the product range:

- The **Products and Systems** entity defines, develops, distributes, and maintains Bull's worldwide offer for servers and storage solutions. It is also responsible for sales in France and North America.
- The **Services and Solutions** entity is responsible of two types of activities: IT infrastructure integration solutions (product engineering, middleware, security and networking) and services including systems integration, managed services, infrastructure services and ERP. It has direct responsibility over all services organizations in France and also supervises all these activities worldwide.
- **The Telco BU** is responsible for all telco-related operations worldwide.
- **The Business Development BU** focuses on defense, homeland security and emerging markets.
- **International operations,** split into five groups, is responsible for the distribution of the company's product range and for services operations in the respective geographical areas.

Operational entities supported by central functions:

- **Research and Development** defines the main technical directions of the company and is responsible for research and development programs.

- **Manufacturing and Integrated Supply Chain** is responsible for manufacturing and purchasing to build an end-to-end supply chain.

- **Finance, Administration and Control, Human Resources, Strategy, Business Operations, Marketing and Communication directorates** are responsible at group level for the consistency of actions and ensure the optimization of resources.

D – RESEARCH & DEVELOPMENT AT THE HEART OF BULL'S INNOVATION

With three main research centers in France and the USA, Bull focuses its R&D activities on the most important evolutions in information system infrastructures:

- **Designing and developing enterprise systems** with the Olympus (GCOS 8) and the FAME (Flexible Architecture for Multiple Environments) projects. FAME uses the most advanced standard technologies from Intel and is Bull's unified architecture for its new generation of servers. Bull has optimized FAME's software platform notably for HPC. The Helios and Diane projects are FAME's extensions for GCOS 8 and GCOS 7 servers respectively.

- **Developing a complete security offer to guarantee** the security of exchanges and access control to the information system. A critical pre-condition to the opening of an information system onto the Internet, this domain is one of Bull's distinctive areas of expertise.

- **Building the infrastructure for new applications.** Bull develops infrastructure software required to implement Service-Oriented Architectures (SOA), by leveraging the standardization movement of the Open Source world. This is the case with JOnAS, an Open Source middleware recently certified J2EE 1.4 and developed by Bull in cooperation with INRIA and France Telecom R&D within the ObjectWeb consortium. Bull is, therefore, actively involved in one of the major developments in the software industry.

The Group also works in close cooperation with technological partners, notably Intel, IBM and NEC as well as leading software publishers such as BEA, Microsoft, Oracle, SAP, SAS and SSA/Baan.

E – OFFER

With its strong innovation capabilities and integration expertise and leveraging its best partners, Bull provides a broad range of reliable and scalable servers, innovative infrastructure solutions and high-level services.
Bull's know-how is particularly focused on IT infrastructures in order to help customers develop new services or optimize, simplify and render more effective existing functions.
Bull privileges open standard solutions, thus enabling its customers to take full advantage of technology innovations.

The combination of integration skills (at both the functional and application level) with integration expertise for the physical infrastructure is one of Bull's key assets enabling it to guarantee customers high-quality services ranging from consulting to implementation.

Bull's offer comprises three major and complementary domains

1. Large enterprise servers – Bull's historical domain of expertise as the European IT maker

Three ranges of servers built or assembled in the factory in Angers, France, constitute its offer.

Innovation at the heart of Bull NovaScale® servers. At the forefront of IT makers investing in Intel® Itanium® 2 processors, Bull launched NovaScale in March 2003, its new generation of high-end open servers based on its FAME architecture and the cornerstone of its server range convergence strategy. Integrating standard Intel components, NovaScale servers bring a technological breakthrough to the market combining high scalability and mainframe robustness together with an unequalled price/performance ratio. Dedicated to HPC and large business applications, NovaScale runs simultaneously Microsoft® Windows®, Linux® and GCOS. This range is completed by the Intel® Xeon™-based NovaScale Blade Series and the EXPRESS5800 server family.

Large GCOS enterprise systems at the heart of the back office. One of Bull's strategic directions is to provide GCOS customers with the necessary power levels together with a clear and long–term roadmap enabling them to safeguard their application investments while benefiting from the advantages of new technology standards.

With Bull NovaScale 9000 (GCOS 8 on Intel® Itanium® 2 processors – the Helios project), launched in September 2003, GCOS 8 applications are fully compatible and can run without change or recompilation. An optimal solution for customers, the NovaScale 9000 Series brings together the reliability of GCOS 8, the performance of Intel processors and openness to the Linux and Windows worlds.

This same convergence strategy applied to GCOS 7 with the Diane project (GCOS 7 on Intel® processors) has been welcomed by customers drawn by the quality of the product and GCOS 7 applications' smooth evolution onto Diane.

The Escala® server range running AIX™ is based on Power™ processors. This range is the result of a partnership agreement with IBM and is well positioned for the expanding server consolidation market and Unix® critical applications. Bull has designed a set of complete and open solutions in the areas of storage, back-up and high availability for this range of servers.

2. Middleware and infrastructure services

At the heart of the evolution of IT systems, middleware includes notably

- **Networked storage and back-up solutions for heterogeneous environments.** Bull, as a European integrator specialized in SAN and NAS turnkey projects, has developed S@N.IT!, an administration solution for network storage, **OpenSave**, a data backup/restore solution, and **Media Server Virtuo** for storage virtualisation, a critical tool for Information Life cycle Management (ILM).

- **Systems management and security solutions.** As a major European player in the security domain, Bull offers end-to-end security solutions to this particularly sensitive market. They include **Evidian OpenMaster** and **AccessMaster** for system administration and IAM (Identity and Access Management) in heterogeneous environments, as well as **TrustWay** encryption solutions, **MetaPKI** for dematerialization and **Crypt2Pay** for the security of financial transactions.
- **JOnAS, the J2EE application server**, has been developed in Open Source. In a networked world, an Open Source middleware platform can truly guarantee application interoperability. Bull has been committed to Open Source for some time now and has intensified its developments in the transactional domain.
- **Infrastructure services** bring the necessary expertise to guarantee a managed evolution towards new technologies, secure production environments and improve global effectiveness while controlling costs. The differentiating factor for Bull's services is their strong technological roots – key selection criteria for customers in terms of effectiveness and trust. Bull provides optimized, powerful and scalable IT infrastructures that deliver a secure and non-stop service to users. These services range from architecture consulting to support services, system operations and maintenance for servers as well as applications in heterogeneous environments.

3. Consulting, integration and outsourcing services

Leveraging infrastructure services, these include:

- **Consulting services – a lever for large projects.** The objective is to help customers rethink the urbanization or the consolidation of their IT systems.
- **Systems integration and specific business applications development.**

Bull integrates large enterprise applications like ERP, CRM and Business Intelligence and also manages such large projects.

These services target mainly the public sector, telco operators, the scientific and technical sectors (including Defence), as well as the finance and manufacturing sectors.

Bull has also developed applications in particular for telecommunication operators (billing, mobility, portals, messaging), for public services (customs, taxes, on-line procedures), and for banking (payment systems).

- **Managed services cover three main domains:**
  - Outsourcing of operations;
  - Office automation outsourcing and helpdesk;
  - Third Party Application Maintenance (TMA).

F – OVERVIEW OF ACTIVITIES IN 2004

2004 was a year of some great successes illustrating the relevance of Bull's strategic choices and its capacity to take up ambitious challenges.

1. Offer momentum

The vitality of the NovaScale range. Performance has doubled with the top-of-the-range **NovaScale 6000** Series announcement. These systems equipped with advanced partitioning features support up to 32 new generation Intel® Itanium® 2 processors. The range was also extended with the **NovaScale blade servers** that are particularly well suited to server consolidation and the deployment and operation of thousands of replicated network applications, such as those of Internet Service Providers and telco operators. These servers are proposed with two software packages designed by Bull: NovaScale® Master and SafeKit which simplify blade application deployment and reinforce their availability.

Increased GCOS performance with the announcement of Olympus 2B designed by Bull. Olympus 2B brings 30% more power compared to the current largest Bull DPS 9000. In addition, new more powerful models in the NovaScale 9000 Series (GCOS 8 on Intel® Itanium® 2 processors – the Helios project) have been launched. The first NovaScale 9000 deliveries started in December 2003 and continued throughout 2004. Customers stated their complete satisfaction with the compatibility of NovaScale 9000 with their Bull DPS 9000 systems.

Complete renewal of the Escala range with new Power5 processors. Performance has doubled and advanced features include micro partitioning, particularly adapted for departmental and front-end server consolidation. Bull also announced the exclusive availability of the EMC CLARiiON AX100 on its Escala servers, which simplifies management and reduces costs of storage infrastructures. High-availability features such as Application Roll-over Facility (ARF) have been extended.

Enhancements to the EXPRESS5800 range with the integration of the Intel® Xeon™ 64-bit processors and the new PCI express technologies.

New security solutions for the extended enterprise. In November, Bull launched MetaPKI, a Public Key management solution, which is critical for dematerialization. It enables administrations and enterprises in sensitive sectors to deploy strong authentication, access control, electronic signature, encryption, secured storage, and non-repudiation functions within their business applications in a secure and fully flexible way.
Bull, also a major cryptography player in Europe, announced **TrustWay RCI**, an individual and universal high security USB key for digital exchanges.

In the systems administration area, Bull announced OpenMaster 6.2 which allows companies and telecommunications operators to dynamically manage their IT and network systems service levels in real time and according to business priosrities.

In partnership with leading actors in their field, Bull also widened its offer:

- **For Business Intelligence** with SAS.
- **For payment systems** in partnership with Banqit for the distribution of its self-service banking offer.
- **For Telco operators**, Bull reinforced its Ngate7 Gateway that meets telco operators' fast-growing needs in Voice on IP.

2. Records and awards

NovaScale at the peak of performance

- **For SAP enterprise applications.** In March NovaScale obtained the best performance of 8-way servers under Microsoft® Windows®, for the two-tier SAP® Sales and Distribution (SD) Standard Application Benchmark. This important benchmark, which places a substantial load upon a system and its database, provides basic sizing recommendations to customers for SAP infrastructures.
- **In a transactional environment.** In June, NovaScale established the world performance record according to the Transaction Processing Council TPC-C benchmark. At 175,366 tpmC, the Bull NovaScale 5080 result is 12% higher than the previous record for 8-way servers.
- **For HPC.** In September, Bull NovaScale Servers are at the heart of a world first in cryptography. The analysis of potential weaknesses in the algorithms currently in use to secure data access and exchange flows requires massive computing power. With a cluster of NovaScale servers, a team of French researchers has computed a collision for "SHA-0" code, a hash algorithm developed by the National Security Agency.
- **Unmatched I/O performance.** In November, Bull NovaScale servers set new I/O performance records by breaking the 2.5 Gigabytes/sec sustained throughput mark using Cluster File Systems' Lustre™ object-based file system.

Best award for security

In March, Evidian Secure Access Manager was named "Best Buy" in the Single Sign-On product group category in an independent survey conducted by SC Magazine, the world's leading IT security magazine. This is the ninth award for Bull in this domain.

3. Successes

2004 was marked by an outstanding contract with CEA to provide the most powerful supercomputer in Europe and one of the fastest in the world. With a power of over 60 teraflops (sixty thousands billions of operations per second), Tera10 designed by Bull is a cluster of 602 NovaScale® servers. It will be at the heart of the CEA's Simulation Program, which guarantees the reliability of the French nuclear deterrent since the end of nuclear testing.

Bull has therefore made a significant breakthrough in the HPC world thanks to its new generation of NovaScale servers.

Dassault Aviation has chosen NovaScale to host its HPC applications, notably acoustic simulation calculations.

The Institute of Environmental Sciences of the University of Castille La Mancha in Spain chose NovaScale for the analysis of climatic changes on national and continental levels and for daily weather forecasting.

The recognition of NovaScale by leading IT makers in their market. After the first distribution agreement (OEM) signed in December 2003 with Kraftway, the leading Russian maker, Bull signed other contracts in 2004 to distribute its NovaScale servers in China and Brazil.

In the Public Sector

- **The modernization of public sector IT systems.** Bull is well positioned in this area, notably in Finance Ministries for the modernization of tax declaration and recovery systems, but also for customs systems. For example, Bull was retained by six of the ten new entrants to the European Union last May to modernize their customs systems. Romania also selected Bull for its customs solutions as did Morocco for the modernization of its customs applications.
- **The DGCP** (General Directorate of Public Accounts in France) entrusted to the Steria, Bull, and Deloitte consortium the evolution of their INDIA (National Datacenter for Spending and Associated Information) data warehouse center in order to align it with the LOLF law (French Finance Law), which aims to modernize public services management by giving managers more freedom and responsibilities. Bull ensures 50% of the developments, change management and user-training for this large decisional project, which includes accountancy, spending, salaries, tax revenues and control.
- **The Ministry of Health of the Generalitat Valenciana in Spain** chose Bull to supply, install and manage for four years the infrastructure of its ABUCASIS II project, which includes 9000 workstations and 70 Bull EXPRESS5800 servers. With this project, all patient medical and administrative information will be centralized and accessible from any public assistance network point.
- **The Ministry of Internal Affairs of the Federal Republic of Nigeria.** Through Iris Smart Technologies Ltd a consortium led by Image Technologies Ltd, Bull's exclusive partner in Nigeria, Bull has been awarded the total supply of the IT infrastructure for Nigeria's new electronic passport. Highly secure, this infrastructure includes Escala servers for the central base, more than a hundred EXPRESS5800 servers and over 400 regionally distributed workstations, as well as storage and back-up solutions.
- **Atlantis,** an IT services company in Italy, chose Bull as a technological partner to develop its first territorial services center. The objective is to provide local authorities and government agencies with IT infrastructures and solutions dedicated to the promotion of territories. This project, financed by the Italian

government and the European Union, should become an international center of excellence for territorial development.

- **Viterbo**, close to Rome in Italy, entrusted Bull with an important project for an innovative citizen web-portal that fundamentally changed the relationship between the administration and citizens by offering complete on-line services (administrative document delivery, tax e-payment, etc.) and by encouraging participative democracy. By guaranteeing a secure on-line user authentication, the Electronic Identity Card has been a key element of the project. Thanks to this, the town has improved internal efficiency and saved costs.
- With a population of nearly 700,000, **Cheshire County Council** is one of the largest local authorities in England and Wales. Cheshire chose Bull to provide its central IT infrastructure based on Bull's Escala servers to run Oracle Financials applications.

In Telecommunications

- In 2004, **France Telecom** entrusted Bull with a number of large projects including several consolidation operations - Bull is the exclusive provider of AIX™ servers through its Escala range. Other projects include the Address+ new service access platform, which will merge the address books of France Telecom's three networks (fixed, mobile and IP), with Bull supplying integration services and the Itanium®-based infrastructure with its NovaScale servers.
- **GlobeCast**, the world's leading satellite-based broadcasting service provider, has adopted OpenMaster to supervise the quality of services of its network associated with its Videodyn service offer. Thanks to fault and alarm management modules, GlobeCast is able to locate any failure, identify the impacted services, and put in place new broadcasting channels either automatically or manually.
- **Seznam**, the Czech Republic's largest Internet services portal, has chosen Bull's NovaScale blade servers to host its advertising applications on Internet. The servers, running Linux, have been selected for their scalability, performance and availability for this fully redundant solution.
- **T-Com**, a division of Deutsche Telekom and one of the leading European fixed line telephone operators, has chosen Bull Evidian to provide the secure access management and single sign-on (SSO) infrastructure. Serving 100,000 users, this infrastructure will be among the world's largest SSO implementations for a technically advanced environment.

In Manufacturing and Utilities

- **Dassault Aviation**, one of the world's major players in the aircraft industry, has designed the Falcon 7X business jet on a virtual platform made secure by Bull. A world first in the industrial development of complex systems, this virtual platform has two levels of security: strong authentication based on smart cards and security of the Virtual Private Network (VPN) for the data exchange between partners spread across six countries.
- **O Boticário**, the biggest Brazilian manufacturer of perfumes, has entrusted a telecom outsourcing contract to Bull, which includes the installation of 2,200 VSAT points, integration services and project management. Bull won this contract in partnership with two of its large telco customers: Embratel and StarOne.
- **SICAE-OISE**, a leading local distributor of electrical power to residents and industry in the Oise region of France, entrusted Bull with the outsourcing of its SAP applications hosted on two NovaScale servers, and achieved a 60% performance improvement.

In Banking and Insurance

- **Banco Sabadell**, the 4th largest bank in Spain, has selected Bull to ensure service continuity for its IT infrastructure. The objective of the bank is to avoid any risk of breakdown, deterioration or damage of the data-processing centers. This project is based on the delocalization of the services provided by the bank's information system as well as the virtualisation of user access, making the overall exploitation independent of the geographical localization of both systems and users.
- **CNAM** (French Healthcare Insurance) entrusted Bull with the development of its National Health Insurance IT System with the objective of contributing to a better understanding of health expenditure in France. Bull provides project management and the design and implementation of the decisional architecture based on market leading software.
- **Atlantica**, part of the Crédit Agricole banking group, manages the information systems of 12 Crédit Agricole Regional Offices and their 2,000 branch offices. Bull hosts their Help Desk in its Nantes facilities and provides tele-consultants to support 19,000 users.
- **IEG PENSIONS**, the pension management company for the Electicity and Gas Industries, has adopted Bull NovaScale servers to manage 300,000 beneficiaries. The NovaScale servers together with the application redevelopment in Java delivered 40% performance improvement and significant reduction in IT operating costs.

4. Customer satisfaction and environmental protection

Customer satisfaction survey

In 2004 and for the seventh consecutive semester, customer satisfaction for maintenance and support services improved in France, and Western European countries where it was measured.

The satisfaction barometer, calculated by the independent Taylor Nelson SOFRES Company, scores Bull **8.6 out of 10**, with one district in France even reaching the prestigious level of **9 out of 10**.

Bull is systematically positioned in front of its main competitors in France this year.

Actor in durable development and environmental protection

Bull's industrial and logistics site is one of the first 100 companies to have an integrated QSE (Quality, Security, and Environment) quality management system. It obtained total QSE certification in September 2004.

Certified ISO 9001 since 1990 for its manufacturing, integration and distribution of IT products and services, this site is also ISO 14001 environment certified since December 2001 and obtained OHSAS 18001 safety certification in September 2004.

Key figures


2004 revenue by geography
South America
2%
Africa & Asia
6%
North America
6%
France
47%
Europe (excl. France)
39%


2004 revenue by activity
Services
27%
Products
46%
Maintenance
27%


Revenue evolution
in € millions
1514
1265
1139
1600
1400
1200
1000
800
600
400
200
0
2002
2003
2004


Gross margin evolution
324
340
315
360
310
260
210
160
110
60
10
30,0%
20,0%
2002
2003
2004
In € millions
In % of revenue


SG&A evolution
24,5%
18,9%
19,3%
400
300
200
100
0
30,0%
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
2002
2003
2004
In € millions
In% of revenue


Employees, end of period
9000
8000
7000
8351
7793
7531
2002
2003
2004


EBIT evolution
40,7
41,1
3,2%
3,6%
50,0
0,0
-50,0
-100,0
-150,0
-132,8
6,0%
4,0%
2,0%
0,0%
-2,0%
-4,0%
-6,0%
-8,0%
-10,0%
2002
2003
2004
In € millions
In % of revenue

Highlights

END OF THE RECAPITALIZATION PROCESS

Fiscal year 2004 was a decisive year for Bull. The Company confirmed its profitability through growth in both operating income and net income (the presentation of these results is detailed below). As a result of radical financial restructuring, the Company has also succeeded in rebuilding its equity, which at the end of fiscal year 2004 amounted to €58.4 million at the consolidated level.

The financial restructuring took place according to the plan defined by the Board of Directors' meeting of November 20, 2003 and confirmed by the meeting of March 31, 2004. There were three phases:

a) A share capital increase of €44.25 million

The share capital increase, conducted between June 17 and July 20, 2004 at €0.10 per share, was fully subscribed due to the strong participation of certain current shareholders (NEC, France Telecom, most of the floating bondholders) and new investors (Axa Private Equity, Debeka, Artemis, certain OCEANE bond holders, 347 Company managers) who guaranteed the transaction.

b) Restructuring of the bond debt

The OCEANE public offer of exchange that occurred between June 14 and July 2 2004, resulted in the exchange of 95.46% of the outstanding bonds for Bull shares (first leg of the offer: 20 shares per bond) or new share subscription warrants (ABSA) (second leg of the offer: 16 shares and 16 share subscription warrants with the right to subscribe to one share at a price of €0.10 per share). The majority of holders opted for the second leg (98% of the shares exchanged). The success of the public offering resulted in a share capital increase of €172.8 million and generated financial income amounting to €22.4 million (the OCEANE redemption premium being no longer payable to OCEANE holders who exchanged their securities).

Following the offering, the majority of the OCEANE holders who opted for new share subscription warrants as part of the offer (second leg) exercised their share subscription warrants during the period provided for between July 16 and December 15, 2004 (99.8% of the warrants were exercised). This resulted in an additional contribution of €17.2 million to shareholders' equity.

c) Restructuring aid granted by the French State with a financial recovery clause

Following the European Commission's approval on December 1, 2004, the French State concluded an agreement on December 28, 2004, whereby it pledged to grant Bull restructuring aid in the amount of €517 million.

The payment of this aid was subject to Bull repaying the shareholder advance received in 2001/2002 as rescue aid and converted on March 15, 2004 into a fixed-term subordinated loan. As the repayment took place on January 11, 2005, the restructuring aid was paid on January 14, 2005. Given the measures taken at the end of 2004, the Company considered that the restructuring aid was acquired at the end of 2004 and recognized it as exceptional income for fiscal year 2004, after taking into account the financial recovery clause valued at €54 million. This resulted in exceptional income of €463 million.

The European Commission's decision on December 1, 2004 also triggered the entry into force of new terms and conditions for the issue contract applicable to the 519,558 outstanding OCEANE bonds. Pursuant to the vote of a general meeting of bondholders on December 11, 2003, the European Commission's approval of the restructuring aid on December 1, 2004 was to have led to the modification of certain characteristics of the contract (term extended to 2033, coupon reduced to 0.1%, elimination of the redemption premium). These modifications reduced the economic value of the OCEANE bonds by €7.5 million, generating financial income in the same amount for Bull in the consolidated financial statements.

The recapitalization operations, together with the results for the year, enabled Bull to rebuild its equity, which amounted to €58.4 million at the consolidated level, providing in early January net cash €237 million, after repayment of the fixed-term subordinated loan and receipt of the restructuring aid.

It should be noted that Bull has decided, further to the resolution approved by the bondholders general meeting that took place on January 31, 2005, to propose a temporary conversion period (from March 1 to 31, 2005) regarding the remaining balance of the outstanding OCEANE bonds, with a conversion ratio of 15 shares for 1 OCEANE bond. This operation has led to the conversion of 459 289 OCEANE bonds. It implies an increase of the consolidated shareholders' equity of €1.6 million, and a reduction to €0.2 million of the economic value of the remaining outstanding OCEANE bonds.

With a solid financial base, the Company is again on the road to growth.

CHANGE IN COMPANY MANAGEMENT

The results achieved and the success of the financial restructuring are the end result of Pierre Bonelli's efforts. Chairman and CEO and a key player in the Company's turnaround, Mr. Bonelli passed away in March 2004. The work was pursued by Gervais Pellissier, appointed Acting Chairman of the Board and CEO for the remainder of fiscal year 2004.

On December 2, 2004, the Board of Directors appointed Didier Lamouche as Chairman and Chief Executive Officer with effect from February 1, 2005. Gervais Pellissier was appointed as Vice-Chairman of the Board.

Management's discussion and analysis

1 – 2004 GROUP RESULTS

In addition to the financial restructuring operations carried out in accordance with its recapitalization plan, Groupe Bull posted a 2004 revenue of €1,138.7 million, in line with its operating plan. The Group thus obtained a positive net income for the second year running. The extent of this result is primarily related to the recognition of the restructuring aid granted by the French State as exceptional income, following the European Commission's approval of the recapitalization plan. In addition, the second half of 2004 represents the fifth consecutive half of operating profitability.

Consolidated net income by half-year

(in millions of €)	2004 by half-year first	2004 by half-year second	Year 2004
Revenue	565.7	573.0	1,138.7
Gross margin	158.7	156.0	314.7
% of revenue	*28.0%*	*27.2%*	*27.7%*
Research and development	(28.5)	(25.5)	(54.0)
% of revenue	*5.0%*	*4.4%*	*4.7%*
SG&A	(108.3)	(111.7)	(220.0)
% of revenue	*19.1%*	*19.5%*	*19.3%*
Exchange gains/(losses)	(1.8)	2.2	0.4
EBIT*	**20.1**	**21.0**	**41.1**
% of revenue	**3.6%**	**3.7%**	**3.6%**
Interest	(16.1)	(14.7)	(30.8)
Goodwill amortization	(5.0)	(1.5)	(6.5)
Corporate income tax	(1.2)	(0.9)	(2.1)
Deferred taxes	-	51.7	51.7
Other gains and losses	4.4	4.6	9.0
Financial income related to the financial restructuring	-	29.9	29.9
Other expenses related to the financial restructuring	-	(0.8)	(0.8)
Restructuring aid	-	517.0	517.0
Financial recovery clause	-	(54.0)	(54.0)
Net income	**2.2**	**552.3**	**554.5**

(*) EBIT (Earnings before interest and taxes) corresponds to operating income after exchange gains/(losses).

The statement of income breaks down as follows.

Revenue

In line with forecasts, revenue for the second half of 2004 amounted to €573 million, a slight increase over the first half of 2004.

Revenue breaks down as follows:

(in millions of €)	2004 by half-year first	2004 by half-year second	Year 2004
Products	250.1	271.0	521.1
Maintenance	158.2	151.4	309.6
Services	157.4	150.6	308.0
Total revenue	**565.7**	**573.0**	**1,138.7**

With a 2% increase in relation to 2003 (53% versus 51%), the Group's international presence was strengthened in 2004. The geographical breakdown of revenue is as follows:

Geographical breakdown of revenue (%)	**%**
France	47%
Europe excluding France	39%
North America	6%
Asia and Africa	6%
South America	2%
Total	**100%**

Gross margin

(in millions of €)	2004 by half-year first	2004 by half-year second	Year 2004
Products	91.7	94.5	186.2
% of revenue	*36.7%*	*34.9%*	*35.7%*
Maintenance	49.6	43.6	93.2
% of revenue	*31.4%*	*28.8%*	*30.1%*
Services	17.4	17.9	35.3
% of revenue	*11.0%*	*11.9%*	*11.4%*
Total	**158.7**	**156.0**	**314.7**
% of revenue	**28.0%**	**27.2%**	**27.6%**

The gross margin rate for 2004 stood at 27.6%, compared to 26.9% in 2003. The rate for the second half was 27.2%. Fiscal year 2004 was characterized by:

- a decrease in the products margin rate (35.7% over 2004 compared to 36.9% in 2003; 34.9% in the second half of 2004 and 36.7% in the first half of 2004), corresponding to the anticipated product mix trends;
- an increase in the maintenance margin rate, which rose from 25.5% to 30.1%, an increase of 4.6 points; over and above the non-recurring elements recorded in the first half, these results testify to a sound operating performance;
- a 2004 services margin rate equal to that of 2003, the Group again feeling the brunt of customer questioning as to its future pending the completion of the recapitalization operations.

Research and development and selling, general and administrative expenses

(in millions of €)	2004 by half-year first	second	Year 2004
Net research and development	(28.5)	(25.5)	(54.0)
% of products and maintenance revenue	*7.0%*	*6.0%*	*6.5%*
SG&A	(108.3)	(111.7)	(220.0)
% of revenue	*19.1%*	*19.5%*	*19.3%*

Research and development expenditure amounted to €54.0 million in 2004, of which €25.5 million in the second half of 2004. The decline in relation to the first half is primarily due to the change in the euro/dollar parity.

The research and development expenditure was maintained at 6.5% of the products and maintenance revenue, compared to 6.6% in 2003. It is dedicated to the permanent integration of the functionalities required by the market in the GCOS line, the development of the Group offering with respect to the Novascale servers, the middleware offering and security.

The Group's SG&A expenses included costs related to the withdrawal from the Louveciennes site and the regrouping of activities in three locations in the Greater Paris region. These expenses stood at €220 million compared to €238.8 million in 2003 and represented 19.3% of revenue, up by 0.4 points compared to 2003.

EBIT (Earnings before interest and taxes)

EBIT stood at €41.1 million in 2004, up slightly in relation to 2003 (€40.7 million). At €21.1 million, EBIT for the second half exceeded Group forecasts. The item corresponds to operating income of €19.3 million in addition to foreign exchange gains.

In 2004, EBIT represented 3.6% of revenue, an increase of 0.4 points over 2003.

Net income

(in millions of €)	2004 by half-year first	second	Year 2004
EBIT	20.1	21.0	41.1
Interest	(16.1)	(14.7)	(30.8)
Goodwill amortization	(5.0)	(1.5)	(6.5)
Corporate income tax	(1.2)	(0.9)	(2.1)
Deferred taxes	-	51.7	51.7
Other gains and losses	4.4	4.6	9.0
Financial income related to the financial restructuring	-	29.9	29.9
Other expenses related to the financial restructuring	-	(0.8)	(0.8)
Restructuring aid	-	517.0	517.0
Financial recovery clause	-	(54.0)	(54.0)
Net income	**2.2**	**552.3**	**554.5**

Interest expense amounted to €30.8 million in 2004, of which €26 million related to the advance from the French State was capitalized.

The various line items are broken down in the notes to the consolidated financial statements.

Change in cash flow

(in millions of €)	2004 by half-year first	second	Year 2004
EBIT	20.1	21.0	41.1
Depreciation and amortization	8.7	11.2	19.9
Investments	(6.8)	(6.6)	(13.4)
Change in working capital	3.5	23.7	27.2
Interest paid	(3.2)	(1.7)	(4.9)
Corporate income tax	(1.2)	(0.9)	(2.1)
(A) Operating cash flow	**21.1**	**46.7**	**67.8**
(B) Exceptional cash flow	**(3.5)**	**3.4**	**(0.1)**
Subtotal (A) + (B)	**17.6**	**50.1**	**67.7**
Interest not paid	(12.9)	(13.0)	(25.9)
Increase/(decrease) in borrowings	(11.3)	22.0	10.7
Increase / (decrease) in cash flow before financial restructuring operations	**(6.6)**	**59.1**	**52.5**
Cash provided by recapitalization operations	**-**	**56.3**	**56.3**
Total cash flow	**(6.6)**	**115.4**	**108.8**

This simplified presentation is derived from the tables used internally to monitor cash flow and serves as a basis for financial reporting. The main differences with the table on page 33 are a/ the restructuring costs, treated as exceptional items in the table below, whereas they were presented in operating cash flows on page 33, b/ the interest related to the advance from the French State presented in net cash provided by operating activities on page 33, whereas a cash outflow was not involved.

In 2004, the Group net cash flow increased by €108.8 million, of which €56.3 million stemmed from recapitalization operations. Investments amounted to €13.4 million. Net exceptional cash flow comprised €13.7 million in resources related to asset disposals and €13.8 million in exceptional expenses (specifically €10.2 million in restructuring expenses).

Group structure

The Group structure has not changed since the beginning of 2002.

2 – BULL RESULTS FOR FISCAL YEAR 2004

Bull, the Group parent company, posted a net income of €555 million for 2004, compared to a net income of €3.5 million the previous year.

The result stems from:
- the foreign exchange gains related to the restructuring of the intra-Group debt between Bull and its US subsidiaries, for €32.1 million;
- the balance from disposals of activities carried out during prior years for €12 million;
- financial income of €25.6 million, primarily from the impact of the results from the Bull subsidiaries on the parent company results;
- lastly, the additional recapitalization operations, which generated a gain of €462.2 million from the State recapitalization accompanied by a financial recovery clause (€517 million representing the aid received less €54 million for the financial recovery clause provision and €0.8 million in additional expenses), and financial income of €23.5 million related to the exchange of OCEANE bonds as part of the public offer of exchange carried out in June-July 2004 and the amendment of the issue contract that took place on December 1.

Thanks to the results generated and the previously described capital operations, the Company was able to rebuild its equity, which amounted to €34 million as of December 31, 2004.

It should be noted that in the first half, Bull proceeded with a general recapitalization of its subsidiaries. These operations had no impact from an accounting perspective.

Bull has not distributed dividends for the last three fiscal years.

3 – SHAREHOLDING AND TRANSACTIONS INVOLVING BULL SHARES

Shareholding

The change in Bull shareholding and voting rights is broken down on page 81 of this document.

Transactions carried out by Bull on its own shares

Based on authorizations to trade in its own shares on the stock market, which were granted to the Company by the general shareholders' meeting of April 13, 2000, under the terms and conditions of Article L225-209 of the French Commercial Code, Bull purchased 4,668,828 shares in July 2000, which were lent to the bank responsible for managing the Group savings scheme. Of these shares, 7,708 were refunded in 2000, 239,963 in 2001, 684,083 in 2002, 388,907 in 2003 and 582,295 in 2004.

As of December 31, 2004, Bull had a total of 1,905,638 treasury shares that will be used in accordance with the European regulations and the applicable directives.

Authorized share capital not issued

An authorization to increase share capital through the issue of all types of marketable securities was not used. This authorization was superseded by that of June 26, 2003.

An authorization to carry out a share capital increase reserved for employees in accordance with the legal provision governing employee shareholding was requested at the May 25, 2004 general meeting. The authorization was not approved, this same meeting having authorized a stock option plan in the amount of 5% of the share capital, which was implemented at the end of 2004 in the amount of 2% of the share capital, as described below.

Allocation of stock options in 2004

On December 2, 2004, the Board of Directors decided to allocate 2,500 options to all Group employees, with the exception of those who participated in the "Shareholders and Partners" plan.

These options were granted for a period of 6 years beginning December 17, 2004. The share subscription price was set at €0.48 euro per share.

Beneficiaries acquire their rights on a quarterly basis over 4 years and can only exercise their rights once between the fourth and sixth year, with the exception of US beneficiaries who may exercise or sell their rights at each subscription anniversary period.

The Board also decided to allocate 1,000,000 stock options to Didier Lamouche under the same terms and conditions as the employee stock option plan, except for the accelerated acquisition of rights in the event of departure.

Employee shareholding

Pursuant to the provisions of Article L.225-102 of the French Commercial Code, Groupe Bull employees held, directly or through Company mutual funds, 1.5% of Bull share capital at the year-end following the Group recapitalization operations.

4 – COMPANY OFFICERS

The mandates and functions exercised by Bull company officers are described on page 20 and following of this document. During 2003, the following company officers received remuneration from Bull or one of its subsidiaries:
- the Bull directors and company officers, Mr. Pierre Bonelli, Chairman and Chief Executive Officer until March 31, 2004, Mr. Antonio Barrera de Irimo who took office in early 2003 and Mr. Gervais Pellissier, Acting CEO since March 31, 2004 and Chairman since April 1, 2004 ;

- Directors representing employees of the Group companies, Mrs. Catherine Blond and Mr. Gérard Lacoste, replaced respectively Mr. Claudy Ménard and Mr. Hervé Hollier on December 16, 2004.

Their remuneration, including benefits in kind, breaks down as follows:

Name	Amount in €	
	2004	2003
Pierre Bonelli	805 142	780 239
Gervais Pellissier	506 420	299 979
Antonio Barrera de Irimo	220 000	201 666
Catherine Blond	26 755	25 368
Jean-Jacques Gillon		43 365
Gérard Lacoste	38 744	40 184
André Felix	373 500	
Didier Lamouche	41 667	
Hervé Hollier	5 834	
Claudy Ménard	2 289	

With respect to 2003 and 2004, directors' fees were allocated to the following directors:

Name	Amount in €	
	2004	2003
Antonio Barrera de Irimo	15,000	
David Jones	7,500	15,000

5 – TAKING INTO ACCOUNT THE SOCIAL AND ENVIRONMENTAL CONSEQUENCES OF BULL'S ACTIVITY

The Group's activities have limited environmental impacts. Bull nevertheless conducts a policy that seeks to reduce the environmental effects of its industrial activities as much as possible and endeavors to reduce energy consumption and the production of industrial waste.

Not content to wait for the French transposition of the European directive on the treatment of used electric and electronic equipment, Bull has set up resources to ensure that the various components of obsolete or worn out equipment are returned to a production center for reconditioning, dismantling and sorting. They are then transferred to certified scrapping companies. The Angers center obtained ISO18001 certification for the Quality – Security – Environment integrated management system.

6 - INSURANCE

To control its risks, Bull has centralized its risk coverage policy at the head office level for all subsidiaries and countries. Having chosen to transfer rather than self-insure its risks, Bus has subscribed group insurance policies with reputable companies to cover the various risks related to its activity:

- Civil liability: taking into account the nature of its activities and the resulting exposure, the Group has subscribed various insurance policies covering its civil liability (operating, products and professional) for approximately €50 million. The program is covered by two lines and is supplemented by specific policies for products destined for the aeronautics or aerospace industry;
- Civil liability for pollution, which covers the risks of gradual and accidental pollution;
- Civil liability of company officers;
- Damage and operating losses: the Group's worldwide assets are covered by a damage and consecutive operating loss policy;
- Global Data, covering losses resulting from the alteration or loss of IT data;
- Fraud and misappropriation, covered by a special policy;
- Transport of merchandise to cover all the goods necessary for the Group's activity (equipment, raw materials, finished goods, etc.) on all continents.

In addition, the Group has purchased all the insurance coverage necessary for its operations or made mandatory because of regulations in force (vehicles, civil liability of building machinery, expatriate employees, etc.), regardless of the country concerned.

The coverage of each of these policies is carefully re-examined during periodic reviews with the brokers and insurers. The review takes into account any changes in Group structure, changes in the nature of risks and new coverage possibilities proposed.

7 – RISKS AND RISK FACTORS

Foreign exchange and interest rate risk

Groupe Bull is subject to exchange risks from its foreign currency transactions and the economic weighting of its subsidiaries. Positions are exclusively managed at the head office by the specialized Group finance teams, based on written rules that prohibit any speculation.

The analysis of these risks and the hedging policy are described in note 18 to the consolidated financial statements.

Country risk

The Group considers that there is no material risk given the low volume of activity carried out in countries with significant political or economic instability.

Accordingly, the risks of recent years in the Ivory Coast or Argentina have resulted in reduced activity in these countries but have not generated significant losses. Bull has no activity in Indonesia, which was affected by the recent tsunami tragedy.

Risks that could impact our activity

Bull is dependent on various technological cooperation agreements with its partners for its server products.

The growth of Bull's activity in an equipment component and standard and open software market has resulted in the forging of partnerships to develop and refine the Company's own products.

Like its competitors, Bull therefore depends on a mixed environment of software developers, equipment suppliers and working groups. However, in a world of open systems, the commonality of platforms reduces this risk by very often offering alternatives.

The Company often depends on a single supply source for certain products. However, Bull manages this risk through its ability to anticipate its needs and work upstream with suppliers. In addition, Bull's forecast system fits in well with the supplier process. Moreover, Bull relies on reliable and permanent suppliers, with a recognized ability to meet demand.

There is no risk of a non-arm's length relationship in the commercial relations between the Company and its customers. The contracts concluded satisfy the standard criteria of the profession.

Liquidity risk

The Company's financial structure is sound again. As of December 31, 2004, the principal short-term financial debt was the fixed-term subordinated loan from the French State amounting to €517 million, stemming from the conversion of the shareholder advance received in 2001/2002. In addition, as the State pledged to grant Bull restructuring aid of €517 million on December 28, 2004 (subject to repayment of the fixed-term subordinated loan), the aid was recorded as a receivable subsidy in the balance sheet assets as of December 31, 2004. The fixed-term subordinated loan was repaid on January 11, 2005 as a result of short-term financing obtained from a financial institution. The restructuring aid was paid to Bull on January 14, 2005, and the financial institution was repaid at the same date. Consequently, aside from the receivable securitization program in force since the beginning of 2003 and amounting to €43 million at the end of December 2004, the Company no longer has any significant short-term financial debt as of January 15, 2005.

As of December 31, 2004, gross cash amounted to €283 million.

Rebuilding equity

Following the recapitalization operations, shareholders' equity of the Company amounted to €34 million, while Group shareholder's equity totaled €58.4 million.

Share price risk

As of December 31, 2004, Groupe Bull exposure to share price risk concerns:

- the 1,905,638 treasury shares and the 2,765,872 Bull shares loaned as part of the Group Savings scheme implemented in 2000,
- the shares held in other listed companies, mainly 1,067,930 shares in Steria.

The Bull treasury shares and the loaned Bull shares were valued during the December 31, 2004 closing at €0.49 per share. As an illustration of the risk, a negative fluctuation of 10% in the Bull share price in relation to the December 31, 2004 price would have a negative impact of €93,376 on the Group accounts.

The Steria shares were valued at their historical cost, i.e. €17.55 per share, compared to a December 31, 2004 closing price of €29.50. These shares were sold in their entirety on February 1, 2005 for €31.20 per share.

Accordingly, the Group judged that it was not necessary to set up a share price risk management policy.

Legal risk

Bull ensures that it complies with all legal and regulatory provisions applicable to its sector of activity as well as to its internal and external relations.

The Company is not subject to any specific regulation for the conduct of its activity or to specific tax provisions that could have an impact on its financial position.

Bull's legal risks are related to its activities as an IT hardware designer, manufacturer and distributor and as an IT service provider. The legal department ensures that contractual relations with third parties, whether customers or suppliers, are reasonably managed.

In general, Bull may be exposed to litigation regarding patent rights, civil liability linked to products or services, and product distribution and/or marketing.

In the normal course of business, certain Group companies are party to legal proceedings, for the most part commercial. As of December 31, 2004, there was no litigation before the courts or in arbitration or exceptional event that could have a material impact on the Group's financial position, results, activity or assets and which was not accounted for.

The various pre-litigation or litigation claims have been carefully analyzed and assessed for risk by the Group's legal counsel. The possible financial consequences were then analyzed and corroborated by the various legal firms with whom the Group works.

As an original equipment manufacturer (OEM) for IBM and like all its customers, Bull is closely monitoring the misappropriation lawsuit involving the US corporations SCO and IBM.

8. IFRS ADOPTION AND RECONCILIATION OF SHAREHOLDERS' EQUITY AS OF JANUARY 1, 2004 (IFRS TRANSITION DATE)

IFRS adoption

The accounting policies followed by each Groupe Bull subsidiary are described in a manual (GAPP - General Accounting Policies and Procedures), which is distributed to all Group companies.

These policies, the essential characteristics of which are described in note 4 to the consolidated financial statements, have been prepared based on US GAAP, except for those that conflict with CNC Regulation No. 99-02, in which case the French rules prevail.

The adoption of IFRS involved several operations undertaken since November 2003:

- Comparison between IFRS and the GAPP manual policies;
- Review of the rules applied by the central treasury department and the impacts of IAS 32 and IAS 39;
- IFRS training courses including identification of potential divergences with the GAPP manual;
- Questionnaire and analysis request sent to each accounting center for specific areas of investigation (particularly asset impairment and residual value, contract review to ensure the absence of embedded derivatives, analysis of hardware development costs for possible capitalization, etc.).

The results of this work, for the portion concerning opening shareholders' equity, are presented in the following paragraph.

Reconciliation of shareholders' equity as of January 1, 2004 (IFRS transition date)

The impacts of the first-time adoption of IFRS on Bull shareholders' equity as of January 1, 2004 are summed up below using a summary and preliminary balance sheet presentation based on the standards and their interpretations as known at the beginning of January 2005 and the options adopted by the Group. The IASB standards and interpretations could be amended before the 2005 year-end closing, with the possibility of early application. The following information is therefore not definitive and could be modified during fiscal year 2005.

Preliminary balance sheet as of January 1, 2004 (transition date):

(in millions of €)	Published	IFRS Adjust.	IFRS	note
ASSETS				
Property	74		74	(a)
Goodwill	13		13	(b)
Intangible assets – software development costs	0		0	(c)
Securities, and loans and advances granted	40		40	(d)
Long-term receivables	39		39	(e)
Pension fund	2		2	
Total non-current assets	**168**	**-**	**168**	
Inventory and spare parts (net)	60		60	(f)
Trade receivables and other receivables	316		316	(g)
Cash - assets	174		174	
Total current assets	**550**	**-**	**550**	
Total assets	**718**	**-**	**718**	
LIABILITIES AND SHAREHOLDERS' EQUITY				
Interest-bearing loans and shareholder advance	696		696	(d)
Trade payables and other payables	526		526	
Pension plans and commitments	109	(3)	106	(g)
Restructuring provision	26		26	(h)
Prepayments and deferred income	23		23	
Corporate income tax	6		6	
Cash - liabilities	58		58	
Total	**1,444**	**(3)**	**1,441**	
Share capital	340		340	
Issuance, merger and contribution premiums	37		37	
Foreign currency translation adjustments	(14)		(14)	(i)
Revaluation reserve				
Hedging reserve				
Accumulated deficit	(1,089)	3	(1,086)	
Total shareholders' equity	**(726)**	**3**	**(723)**	
Total liabilities	**718**	**-**	**718**	

(a) In connection with prior policies, depreciation and amortization was calculated based on the estimated useful life of each asset as required by IFRS. Therefore, no adjustment is required for this line item.

Risks of loss in value had been identified in connection with prior year restructuring operations. No additional material risk has been revealed for fiscal year 2004 in its entirety, and the same is true for the review of residual values.

Assets used in connection with finance leases are capitalized in the consolidated financial statements in accordance with Group accounting policies and IAS 17. In addition, the review of the outsourcing contracts did not reveal any problem related to assets available for sale as defined by IFRIC draft interpretation D4.

(b) The Group has decided to adopt the option offered by IFRS 1 and not restate business combinations which took place prior to January 1, 2004 and which do not comply with the stipulations of IFRS 3. Goodwill is thus maintained at its net book value as of December 31, 2003.

Goodwill impairment tests as of January 1, 2004, pursuant to IAS 36, did not reveal any additional loss in value.

It should be noted that the goodwill amortization charge according to the French rules in force for fiscal year 2004 will give rise to a reversal in the 2004 financial statements when they are restated according to IFRS. The impairments are identical under the French rules and IFRS.

All goodwill is denominated in euros.

(c) Software development costs are recognized following the policies of French accounting regulations, which do not differ from IFRS.

At the beginning of 2004, software and hardware in the course of development were in the marketing phase or in the phase preceding capitalization. This therefore involved improvement or modification costs that were expensed.

The adjustments in the 2004 IFRS comparative financial statements only concern hardware development costs.

(d) As indicated in the 2003 annual report, Bull has exercised the IFRS option to postpone the first-time adoption of IAS 32 and 39 to January 1, 2005. Consequently, no adjustment will be recorded for the financial assets and liabilities in the 2004 IFRS comparative financial statements.

In 2005, certain securities will likely be revalued (increase in value). This essentially involves the Steria securities, which were sold in February 2005.

Also falling under IAS 32 and 39 is the convertible loan (OCEANE) in the liabilities, which requires a separate recognition for the portion presumed to be converted into share capital and for the portion that will be repaid in advance. Most of the OCEANE bonds were converted in 2004. As at December 31, 2004, only €8.2 million bearing an annual interest of 0.1% and repayable in 2033 were remaining, this debt having an economic value of €1.8 million.

It should be noted that the bondholders' general meeting that took place on January 31, 2005, approved a resolution proposing a temporary conversion period regarding the outstanding OCEANE bonds, with a specific conversion ratio of 15 shares for 1 OCEANE bond. This operation has led to the conversion of 459 289 OCEANE bonds, it has also implied a reduction of the face value of this debt to €1.0 million, as well as a reduction of its economic value to €0.2 million.

The anticipated impacts as of January 1, 2005 resulting from the separation of the debt and equity components of this financial instrument are thus reduced.

(e) Most of these receivables fall under a contract with maturities of one year or more. This involves installment sales or lease sales. Revenue is based on the discounted value of payments according to contractual staggering. A financial income is recorded at the time of each payment. Some receivables correspond to overdue payments of one year or more. A provision for credit notes is systematically recorded (as a deduction from revenue) for the overdue payments, which in some cases leads to the billing of late payment penalties.

(f) Inventory and spare parts are recognized in accordance with the rules of IAS 2. Specifically, inventory aged one year or more is fully written down through a provision, (net realizable value of zero).

(g) Pension plans and commitments are allocated via a change in the calculation of TFR ("Trattenuta Fine Rapporto") in Italy, which is compatible with US GAAP but not IFRS.

The valuation and accounting methods for pension commitments of other countries and other post-employment benefits comply with the rules set forth in IAS 19.

As of January 1, 2004, the balances of unrecognized actuarial balances were zero.

The employee share purchase or subscription plans date back prior to November 7, 2002 and therefore do not require, according to IFRS 2, a restatement to determine the portion representing wage costs. However, at the end of 2004, a new plan was launched covering the Group and most of its subsidiaries. It will be subject to a restatement when the June 30, 2005 financial statements are published.

(h) The restructuring has been completed but accruals over periods exceeding one year remain (the Delalande indemnity, for example).

(i) As of January 1, 2004, foreign currency translation adjustments were not reclassified in the consolidation reserve, as authorized by IFRS 1

9 - OUTLOOK

For the first half of 2005, the Group hopes to maintain its operating profitability in line with previous periods. It is thus targeting a similar EBIT target to that of the second half of 2004, i.e. €18 million.
In a context of moderate market growth and change in the management structure, revenue for the first half of 2005 should total approximately €560 million.

In the words of Mr. Didier Lamouche: "The first half will see the implementation of an action program firmly steered towards growth. The program will rely on the identification of strategic market opportunities in terms of Group assets and a renewed operating structure emphasizing strong performance." He stressed his confidence in Bull, with its many abilities, and a network of unique competencies through which it will regain its rightful position in the information technology market.

Resolutions presented to the general shareholders' meeting

1/ RESOLUTIONS FALLING UNDER THE AUTHORITY OF THE ORDINARY GENERAL SHAREHOLDERS' MEETING

1st RESOLUTION: Approval of the 2004 consolidated financial statements

It is asked to the Shareholders meeting, after having heard the report form the Board of Directors which includes the report of the Chairman on the internal audit, to approve the consolidated financial statements for the year ended December 31, 2004, showing a profit of € 554, 531,000.

2nd RESOLUTION: Approval of the 2004 statutory financial statements

It is asked to the Shareholders meeting, after having heard the report from the Board of directors which includes the report of the Chairman on the internal audit, to approve the statutory financial statements for the year ended December 31, 2004, showing a profit of € 555,390,149.84.
Full and final discharge of all liability is granted to Directors and Statutory Auditors in the performance of their duties for the period ended at this date.

3rd RESOLUTION: Allocation of net income for the year

Allocation of the accounting net income for the year ended December 31, 2004, which amounts to € 555,390,149.84, to the accumulated deficit, which brings this account to € 263,140,362.73, following the share capital decrease May 25th 2004 and the allocation of fiscal year 2004 accounting net profitable income.

There were no dividend distributions for the years ended December 31, 2001, December 31, 2002 and December 31, 2003.

4th RESOLUTION: Appropriation of premiums and reserve

In compliance with article 39 of the " Loi de Finances" for 2004 of December 30th, retroactively for 2004, the Company is conducted to transfer the amount of the "plus-values à long terme" existing to the balance sheet and of an amount of € 2, 790, 082.09 to the ordinary reserve. Moreover the exit tax to be paid was comptabilized in the "report à nouveau" in 2004, in accordance to the advise given by the " Conseil National de la comptabilité". Then this amount is appropriated from the ordinary reserve and wired to the "report à nouveau".

The negative balance of the retained eamings ("report à nouveau") account which amounts to € 263,140,362.73 is solded by transferring the following amounts to it:

- € 57,252 from the ordinary reserve account as indicated above,

- € 24,228,861.16 from the legal reserve. As a result, the legal reserve is brought back to 10% of the stated capital pursuant to the law, i.e. € 960,968.66,

- the entire conversion premium, i.e. € 170,938,248.58,

- € 67,916,000.99 from the issue premium,

As result of these allocations:

- the retained eamings accounts (" report à nouveau") is closed out,
- the legal reserve amounts to € 960,968.66,
- the ordinary reserve amounts to € 2,732,830.09,
- the balance of the issue premium amounts € 20,615,821.77.

The Shareholders' Meeting notes that the Company's shareholders' equity, which amounts to € 33,919,307.09 as of December 31, 2004, has been replenished with respect to the stock capital which amounts to € 9,609,686.57 on said date.

5th RESOLUTION: Related party transactions

Approval of the terms and content of the special auditors' report on related party transactions covered by Article L225-38 of the French Commercial Code.

6th RESOLUTION: Ratification of the French State's appointment as Director

The French State was appointed as Director by the Board of directors of July 12, 2004, replacing Mr. Thierry FRANCQ, for the remainder of his term of office, that is until the close of the Shareholders' Meeting which shall be called to vote on the financial statements for fiscal year 2004. The Shareholders meeting has to ratify this nomination while the French State has resigned on December 2,2004.

7th RESOLUTION: Ratification of Mr. Henri CONZE's appointment as Director and renewal of his mandate

Ratification of Mr. Henri CONZE's appointment as Director, decided by the Board of Directors' meeting on May 24, 2004, in replacement of Mr. Didier PINEAU-VALENCIENNE, for the latter's remaining term of office expiring at the end of the general meeting of shareholders held to approve the 2004 financial statements. In addition, the Shareholders meeting has to renew the mandate of Mr. CONZE for three years , expiring at the end of the General meeting of shareholders held to approve the 2007 financial statements.

8th RESOLUTION: Renewal of Mr. Henri FELIX's term of office as Director

Ratification of Mr. André FELIX's appointment as Director, decided by the Board of Directors' meeting on May 24, 2004, in replacement of Mr. Gilles COSSON, for the latter's remaining term of office expiring at the end of the general meeting of shareholders held to approve the 2005 financial statements.

9th RESOLUTION: Ratification of Mr. Didier LAMOUCHE's appointment as Director

Ratification of Mr. Didier LAMOUCHE's appointment as Director, decided by the Board of Directors' meeting on December 2, 2004, in replacement of Mr. David JONES, for the latter's remaining term of office expiring at the end of the general meeting of shareholders held to approve the 2006 financial statements.

10th RESOLUTION: Ratification of the head office transfer

The head office of the Company has been transferred by decision of the Board of directors meeting of October 29th 2004 from (78430) Louveciennes - 68 route de Versailles to les Clayes-Sous-Bois (78340) - rue Jean Jaurès, with effect on December 31th, 2004. According to the law and the articles of association of the Company, this decision has to be ratified by the Shareholders meeting.

11th RESOLUTION: Continuation by Deloitte & Associés of the term of office of permanent statutory auditor of Deloitte Touche Tohmatsu

Acknowledgement, following the merger by absorption of Deloitte Touche Tohmatsu by Deloitte Touche Tohmatsu - Audit, that the statutory audit mandate of the Company, confided to Deloitte Touche Tohmatsu, is pursued by Deloitte Touche Tohmatsu - Audit under the new name "Deloitte & Associés."

12th RESOLUTION: Renewal of a principal statutory auditor's mandate

Renewal, as principal statutory auditor, of the mandate of Deloitte & Associés, for a statutory period of six years, expiring at the end of the general meeting of shareholders held to approve the 2010 financial statements.

It is indicated that to be in compliance with the new French regulation regarding the independence of the statutory auditors, they have designated new managers responsible for Bull as from the 2004 exercise.

13th RESOLUTION: Renewal of the mandate of BEAS as deputy statutory auditor

Renewal, as deputy statutory auditor, of the mandate of BEAS, for a statutory period of six years, expiring at the end of the general meeting of shareholders held to approve the 2010 financial statements.

14th RESOLUTION: Modification of a principal statutory auditor's corporate name

Acknowledgment that the new corporate name of the audit firm Amyot Exco is now Amyot Exco Grant Thornton.

Acknowledgment that the head office of this statutory auditor is located at 100, rue de Courcelles 75017 Paris.

15th RESOLUTION: Share buyback program

Authorization for the annual renewal of the share buyback program for a new term of eighteen months as of the date of this meeting.

This resolution concerns a maximum of 10 % of the capital stock of the Company and a maximum price authorized to buy the shares at € 2 per share at a par value of € 0.01 per share. However, the number of shares held by the company will, in accordance to the article L 225-210 al 3 of the Commercial code, be limited to the amount of the free reserves which raised to € 23,348,651.86 on December 31,2004.

An information memorandum authorized by the "AMF" (the French financial markets authority) describes the objectives of the shares buy back program and its financial incidences. The main objective of this program is to implement a liquidity agreement.

This authorization supersedes the authorization previously granted by the General Meeting of Shareholders held on May 25, 2004.

2/ RESOLUTIONS FALLING UNDER THE AUTHORITY OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

16th RESOLUTION: Reverse stock split of the Company shares from € 0.01 par value per share to € 0.10 par value per share

To increase the nominal value of the Company shares, the General Shareholders' Meeting is asked to carry out a reverse stock split of the Company shares by exchanging ten old shares with a par value of € 0.01 for one new share with a par value of € 0.10.

17th RESOLUTION: Powers for formalities (Falling under the authority of the ordinary shareholders' meeting)

Delegation of powers to the Chairman to carry out the formalities.

Statutory Auditors' report, prepared in accordance with article L.225-235 of the Commercial Code, on the report prepared by the Chairman of the Board of Directors of Bull on the internal control procedures relating to the preparation and processing of financial and accounting information

In our capacity as statutory auditors of BULL (the "Company"), and in accordance with article L.225-235 of the French Commercial Code, we report to you on the report prepared by the President of the Board of Directors of your Company in accordance with article L.225-37 of the Commercial Code for the year ended December 31, 2004.

It is the President to give an account, in his report, notably of the conditions in which the tasks of the Board of Directors are prepared and organized and the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information set out in the President's report concerning the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the description of the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the Board of Directors' report, prepared in accordance with article L.225-37 of the Commercial Code.

Paris and Neuilly-sur-Seine, April 5, 2005

The Statutory Auditors

Amyot Exco Grant Thornton		Deloitte & Associés	
Isabelle FAUVEL	Daniel KURKDJIAN	Frédéric MOULIN	Jean-Paul PICARD

Report on the terms and conditions governing the preparation and organization of the Board's work and the internal control procedures set up by Groupe Bull

In accordance with Article L.225-37 of the French Commercial Code, amended by the French Financial Security Act (law no. 2003-706 of August 1, 2003), the Chairman has prepared this report on the terms and conditions for the preparation and organization of the work of the Bull Board of Directors and the internal control procedures set up by the company for itself and its subsidiaries.

A - THE TERMS AND CONDITIONS FOR THE PREPARATION AND ORGANIZATION OF THE BOARD'S WORK

1. Members of the Board of Directors

Following the amendment of the bylaws decided by the General Shareholders' Meeting of May 25, 2004, the Company is managed by a Board of Directors comprising:

- directors appointed by the Shareholders, including directors representing the French State, whose number must fall between 3 and 18, unless otherwise provided for by French law and in the event of a merger;

- two directors representing the employees of the Company and its direct and indirect subsidiaries, whose registered office is located in France;

- a director appointed from among the employee shareholders, once it has been established that the shares held by the employees of the Company and related companies within the meaning of Article L.225-180 of the French Commercial Code represent more than 3% of share capital.

In accordance with French law, the Board of Directors also includes the secretary of the Works Council.

Below is the list of Company directors in office during 2004:

Last name, First name	Date of initial appointment	Term of office expiry date	Principal functions with Bull and Groupe Bull and terms of office in other companies
Pierre Bonelli	12/02/01	12/31/05 Pierre Bonelli died on March 31, 2004. He was replaced as Chairman by Gervais Pellissier and as a Director by Gilles Cosson.	He was: Chairman and CEO of Groupe Bull, CEO of Bull International S.A. Director of Evidian S.A. Chairman of Bull Information Systems Limited. Chairman of Bull Holdings Limited. Director of Bull A/E (Greece).
Antonio Barrera De Irimo	06/26/03	12/31/05	Chairman of the Bull International S.A. Board of Directors. Chairman of Bull (Spain) S.A. Director of Bull.
Catherine Blond	12/17/98	12/17/04 replaced by Claudy Ménard on 12/16/04.	Employee of Bull S.A. – appointed director.
Henri Conze	05/24/04	12/31/2004 his appointment will be submitted for approval to the next General Shareholders' Meeting and also for renewal for a new term of 3 years.	Director of Bull. Manager of HCI.
Gilles Cosson	04/01/2004	05/24/2004 replaced by André Felix.	
Jean-Jacques Damlamian	12/19/96	12/31/06 resigned on December 2, 2004 and has not been replaced.	He was Executive Director of the Development Division of France Télécom.
Michel Davancens	10/24/02	12/31/06	Director of Executive Career Management, Management Division. Director of Diagram.

Thierry Francq	07/25/02	12/31/04 replaced by the French State/ on July 12, 2004, represented by Jean-Yves Leclercq.	Thierry Francq was: Deputy Director for Investments. Treasury Division - Ministry of the Economy, Finance and Industry. Director of Thomson, La Poste, France 3, Imprimerie Nationale, DCN Développement, l'Établissement Public de Financement et de Réalisation EPFR.
Jean-Yves Leclercq representing the French State.	07/12/04	12/02/04 The French State is no longer represented within the Company.	Jean-Yves Leclercq was Deputy Director for Investment. Treasury Division - Ministry of the Economy, Finance and Industry.
André Felix	05/24/04	12/31/05 replaced Gilles Cosson, his appointment will be submitted for approval to the next Ordinary General Shareholders' Meeting.	Chairman and CEO of Evidian S.A. Director representing Bull - Bull International SA. Director of Bull Spain.
Hervé Hollier	12/16/2004	12/16/2007 - replaced Gérard Lacoste.	Executive of Bull S.A. – appointed director.
David Jones	02/11/99	12/31/06 replaced on December 2, 2004 by Didier Lamouche.	David Jones was: Group Chief Executive of National Grid Group. Director of Energis Communications.
Kazuhiko Kobayashi	07/20/00	12/31/06	Senior Vice President, NEC Solutions.
Tadao Kondo	04/30/03	12/31/06	General Manager Bull NEC Strategy Partnership Office.
Gerard Lacoste	12/19/01	12/17/04 replaced by Hervé Hollier on 12/16/04.	Executive of Bull S.A. – appointed director.
Didier Lamouche	2/12/2004	12/31/2006 replaced David Jones.	On December 2, 2004, Didier Lamouche was also appointed Chairman and CEO of Bull, effective as from February 1, 2005.
Claudy Ménard	12/16/ 2004	12/16/2007 replaced Catherine Blond on 12/16/04.	Employee of Bull S.A. – appointed director.
Gervais Pellissier	03/01/01	12/31/06 He was appointed as acting Chief Executive Officer on March 31, 2004, then acting Chairman to replace Pierre Bonelli on April 1, 2004	Groupe Executive Vice President, Corporate Administration & Finance until 03/31/04. Acting Chief Executive Officer since 03/31/04 (until January 31, 2005). Acting Chairman since April 1, 2004 (until January 31, 2005). Chairman and CEO of Bull S.A. Director of Bull. Director of Bull International S.A. Director of Evidian. Chairman of Bull Data Systems Inc. Director of Bull (Spain) S.A. Director of Bull HN Information Systems Inc. Director of Integris Inc. Director of Bull International N.V. Director of Bull Italia S.p.A. Director of Bull Holdings Ltd. Director of Bull Information Systems Ltd.
Didier Pineau-Valencienne	03/31/2004	05/24/2004 replaced by Henri Conze on May 24, 2004.	
Theodore Schaffner	10/26/00	12/31/06	Senior Vice President and Director Corporate Business Development, Motorola Inc.
Jeanne Seyvet	12/17/98	12/31/04 replaced by Didier Pineau-Valencienne on March 31, 2004, who resigned on May 24, 2004 and was replaced by Henri Conze.	She was: Chief Executive Officer- Industry Division of Information Technology and Communications. Secretary of State for Industry. Director of Renault. Government commissioner for France Télécom – FTICI.

The independence criteria adopted by the Company in 2003 remained unchanged in 2004. Hence, a non-executive director must not:

- Be an employee of the Company, an employee or director of a consolidated company and have held any of these positions over the last five years,
- Be an officer in a company in which the Company holds directly or indirectly a director's term of office or in which an employee or Company officer (currently or during the last five years) holds a director's term of office.
- Be a major client, supplier, corporate banker, or financial banker of the Company or the Group, or an entity for which the Company or Group represents a significant percentage of activity.
- Have any close family ties with a Company officer.
- Have been an auditor of the Company during the last five years.
- Have been a director of the Company in excess of 12 years.

Directors representing shareholders with interests of less than 10%, who do not have any control in the Company, are considered as non-executive. Above this limit, the Board must deliberate on the qualification of the candidate as a non-executive, based on the report of the Personnel and Organization Committee that deals with appointments, taking into account the breakdown of the Company's share capital and the existence of potential conflicts of interest.

David Jones met this criterion in 2004.

2. Function of the Board of Directors

The draft internal regulations governing the function of the Board of Directors and the various committees, initiated in 2003, were not finalized in 2004. Their completion is an objective for 2005, once the composition of the Board of Directors has been decided.

The authorizations granted to the Chief Executive Officer and acting Chief Executive Officer for investments and divestments were limited to €50 million by the Board of Directors' meeting of December 2, 2004; any amounts exceeding €50 million shall be authorized by the Board of Directors.

In addition, the authorizations granted to the Chief Executive Officer with regard to deposits, endorsements and guarantees were determined as follows:

a) The maximum total amount of deposits, endorsements and guarantees that may be granted by the CEO on behalf of the Company for companies in which the direct or indirect interest of the Company in the share capital is greater than 50% (hereinafter referred to as "Group Companies"), whatever the term of the guaranteed commitments, during the period from July 1, 2004 to June 30, 2005, shall be limited to €300 million. Each deposit, endorsement or guarantee granted by the Chairman and CEO may not exceed €75 million without the special and express authorization of the Board of Directors.

b) The maximum total amount of deposits, endorsements and guarantees that may be granted on behalf of the Company for companies which are not Group Companies, whatever the term of the guaranteed commitments, during the period from July 1, 2004 to June 30, 2005, shall be limited to €75 million. Each deposit, endorsement or guarantee granted by the Chairman and CEO on behalf of the Company may not exceed €15 million without the special and express authorization of the Board of Directors.

c) contrary to the provisions of paragraph a) above, the Chairman and CEO is authorized to grant unlimited amounts of deposits, endorsements and guarantees with regard to the French tax and customs authorities.

d) the Chairman and CEO may delegate the powers conferred upon him pursuant to the provisions of paragraphs a), b), and c) above.

For the same reasons as those mentioned elsewhere in this report, the Company has not been able to assess the work of the Board of Directors in 2004. The Board's work is nevertheless shown below.

3. Activities of the Board of Directors during the year

In accordance with Article L.225-35 of the French Commercial Code, the Board of Directors defines strategies for the Company's activity and ensures their implementation. Subject to the powers officially attributed to shareholders' meetings and within the boundaries of the corporate purpose, the Board deals with any issues impacting the smooth running of the Company and decides in its meetings on the issues falling within its powers.

In 2004, the Board met 7 times on March 31, April 1, May 24, May 25, July 12, October 29 and December 2.

As there is no reference to the convocation procedure in the Company's bylaws, the notice of meeting for Bull directors, who are spread over several continents, is transmitted by electronic means on average one week prior to the date of the Board meeting.

Below is a list of the Board meetings, members present, issues discussed and documents submitted:

Date	Members present	Main issues discussed	Documents submitted
03/31/2004	Antonio Barrera De Irimo Catherine Blond Michel Davancens Thierry Francq David Jones Kazuhiko Kobayashi Gerard Lacoste Gervais Pellissier Jeanne Seyvet	Appointment of the acting Chief Executive Officer. Progress of the recapitalization plan. Amendment of the exchange offer's terms and conditions for benefit of the bondholders. Approval of the 2003 parent company and consolidated financial statements. Projections for 1st half of 2004. Authorization of the principle for the creation of a stock option plan. Convocation of the General Shareholders' meeting and determination of the agenda. Approval of the management report. Recapitalization of subsidiaries. Renewal of the authorizations to grant deposits, endorsements and guarantees. Miscellaneous (creation of foreign subsidiaries).	2003 parent company and consolidated financial statements. Slides on the progress of the recapitalization plan. Slides on the amendment of the exchange offer's terms and conditions. Slides on the projected financial statements. Slides on the draft stock option plan. Draft management report and draft chairman's report. Slides on recapitalization requirements. Various files concerning foreign subsidiaries.
04/01/2004	Catherine Blond Gilles Cosson J-Jacques Damlamian Michel Davancens. Thierry Francq Gérard Lacoste Gervais Pellissier Didier Pineau-Valencienne Kazuhiko Kobayashi	Recording of the death of Pierre Bonelli. Appointment of Gervais Pellissier. Acting Chairman.	None.
05/24/2004	Gervais Pellissier Antonio Barrera de Irimo Catherine Blond J-Jacques Damlamian Michel Davancens Thierry Francq David Jones Gérard Lacoste Theodore Schaffner	Extension of the functions of Mr. Gervais Pellissier as acting Chairman and CEO. Recording of the resignations and replacements of directors. Analysis of 1st quarter results and 1st half projections for 2004. Issue on the main operating rules of a limited liability company with an Executive Board and a Supervisory Board. Miscellaneous.	Slides on the results. Slides on the limited liability company with two Boards.
05/25/2004	Gervais Pellissier Antonio Barrera de Irimo Catherine Blond Henri Conze J-Jacques Damlamian André Felix Thierry Francq Gérard Lacoste Theodore Schaffner	Increase in share capital with retention of preferential subscription rights. Public exchange offer for bonds convertible and/or exchangeable for shares (OCEANE 2005 2.25%): Adjustments arising from the increase in share capital with retention of preferential subscription rights. Delegations to the Chairman to implement the authorizations granted by the General Meeting in resolutions 15, 21, 22, 23, 24 and 26. Miscellaneous questions.	Draft listing particulars relating to the increase in share capital with retention of preferential subscription rights. Draft prospectus relating to the simplified public exchange offer for bonds convertible and/or exchangeable for shares. Draft press release for communication upon the filing of the draft public exchange offer. Memo on the retention of rights by share subscription warrant holders in the event of financial transactions.
07/12/2004	Gervais Pellissier Antonio Barrera de Irimo Catherine Blond Henri Conze J-Jacques Damlamian Michel Davancens André Felix Thierry Francq Gérard Lacoste Theodore Schaffner	Results of the public exchange offer for bonds convertible and/or exchangeable for shares (OCEANE). Results of the share capital increase. Additional report. Amendment of the bylaws. Miscellaneous questions.	Documents used to record the public exchange offer and share capital increase and to amend the bylaws.
10/29/2004	Gervais Pellissier Catherine Blond Henri Conze	Reminder and update of the progress of the recapitalization plan. Review of the financial statements for the	2004 half-yearly financial statements. 2004 projected financial statements. Slides on the transfer of the registered

	Michel Davancens André Felix Gérard Lacoste French State/Jean-Yves Leclercq	1st half of 2004 for publication. Projections for 2nd half of 2004 and 3rd quarter results of 2004. Transfer of the registered office to Clayes-sous-Bois. Miscellaneous.	office.
12/02/2004	Gervais Pellissier Antonio Barrera de Irimo Catherine Blond Henri Conze Michel Davancens André Felix Gérard Lacoste Theodore Schaffner	Recording of the resignation of Jean-Jacques Damlamian, the French State (represented by Jean-Yves Leclercq) and David Jones as directors. Co-option of Didier Lamouche as a new director. Oversight of 2005 activity. Restructuring of the loan vis-à-vis the French State. Decisions concerning the Group's Executive Management. Allocation of a new stock option plan. Miscellaneous.	CV of Didier Lamouche. Decision made by the European Commission of 12/01/2004. Slides on activity. Documentation on the new stock option plan.

The minutes of the Board of Directors' meetings are prepared at the end of each meeting and communicated to all directors prior to the next meeting.

4. Preliminary documents for the meetings during the year

4.1 Information provided to directors

The Company's directors have had access during the year to the information relating to the issues discussed at Board meetings. These documents were sent electronically by the Company as early as possible. The Company must, nevertheless, continue to improve the deadlines for the communication of these documents to enable directors to better fulfill their commitments.

4.2 Organization and function of the Committees

There are three specialized committees:

The Strategic Committee:

The Strategic Committee brings together representatives of the three major industrial shareholders (France-Télécom, Motorola, NEC), the French State and Groupe Bull's Chairman and Chief Executive Officer.

This committee analyzes and considers the strategic orientations and major investment or acquisition projects put forward by management and issues recommendations to the Board of Directors.

In 2004, the Committee focused its attention on the implementation of the Bull recapitalization process submitted to the last Board of Directors' meeting of 2003, and monitored the Company's performance in order to obtain the European Commission's approval of this process.

The composition of the Board of Directors changed dramatically in 2004, due to the implementation of the recapitalization process and the death of Pierre Bonelli on March 31, 2004.

Gervais Pellissier replaced Pierre Bonelli, as acting Chairman.

Jeanne Seyvet and Tadao Kondo left the Strategic Committee. Neither the French State or NEC wished to be replaced, due to the decrease in their interest in Bull's share capital.

They were replaced by non-executive directors: Didier Pineau-Valencienne and Gilles Cosson, and as from June, by Henri Conze and André Felix.

As of December 31, 2004, the members of the committee were:

Bull	Gervais Pellissier
	Antonio Barrera de Irimo
	André Félix
Non-executive directors	Henri Conze
France Télécom	Jean-Jacques Damlamian
	Michel Davancens
Motorola	Theodore Schaffner
NEC	Kazuhiko Kobayashi
Secretary	Géraldine Capdeboscq

The Audit Committee:

The remit of the Audit Committee is to ensure the high quality of the Group financial statements and generally all information communicated to shareholders.

In connection with the Company's recapitalization, the vacant positions in the Audit Committee, which could not meet in 2004, could not be filled.

As of December 31, 2004, the following Audit Committee members remained in office:

Bull	Pierre Guimard
	Gervais Pellissier
French State	(Vacant)
France Télécom	(Vacant)
Motorola	(Vacant)
NEC	Sadakazu Matsuba
Secretary	Rémy de Ricou

The Company aims to reorganize the Audit Committee in 2005.

The Personnel and Organization Committee:

The Personnel and Organization Committee was formed during 1997. This committee deals with issues relating to the appointment of managers and directors, stock option plans, remuneration and organization.

Each year, the Committee shall examine the independence of the directors, with respect to the independence criteria listed above (1. Members of the Board of Directors) and present its conclusions in the annual report.

The Committee met several times in 2004, particularly in order to appoint managers and set up the stock option plan.

As of December 31, 2004, this Committee comprised the following members:

Bull	Gervais Pellissier
	Patrick Semtob
France Télécom	Michel Davancens
Motorola	Theodore Schaffner
NEC	Sadakazu Matsuba

4.3 Remuneration of directors

Directors' fees of €30,000 were paid to members of the Board of Directors in respect of fiscal year 2004.

4.4 Shares held by directors:

Under the Company's bylaws, directors are required to hold at least 10 shares during their term of office.

B. THE INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE GROUP

1. The purpose of the internal control procedures

Internal control within Groupe Bull is defined as a process implemented to ensure:
- Reliability of financial and management reporting
- Compliance with applicable laws and regulations
- Protection of assets
- Optimization of operations

Particular attention is currently given to the internal procedures relating to accounting and financial information intended for shareholders.

2. The internal control bodies are as follows:

Board of Directors

The Group management bodies comprise a Board of Directors, the function of which is described in the first section of this report. A non-executive director attends the Board of Directors meetings. The specialized committees previously mentioned in the annual report are the Strategic Committee, the Personnel and Organization Committee and the Audit Committee. These committees seldom met in 2004 due to the reorganization of the Company's share ownership structure following its recapitalization. In 2005, once reformed, these committees will operate according to corporate governance principles.

Executive Committee

An executive committee comprises the 11 managers from the Group's operating and functional activities, as described in the section on organization. Most of these management bodies are centralized in France.

Subsidiary managers

The 103 subsidiaries over which Bull has direct or indirect control are virtually all wholly owned.

Bull SA, the Group's largest subsidiary, hosts all centralized activities and applies rigorous control procedures, e.g. for the client-sales and inventory-purchase cycles, the manufacturing-assembly cycle in Angers, the research & development cycle in Clayes-sous-Bois and Echirolles, and asset and trade receivables management.

These subsidiaries have, in theory, the same constraints and responsibilities. However, certain procedures have to be specifically adapted, for although internal control requirements are identical for all subsidiaries regardless of their size, the extent of procedures depends on the volume and diversity of activities. Overall, local management teams make specific business trips, of reasonable duration to ensure that internal control is satisfactory in the most minor subsidiaries that are also subject to a control from centralized management.

The strategy, treasury, consolidation and communication functions are centralized at Group level. Goods purchases require a specific authorization. Sales are subject to strict monitoring processes with respect to the type of contract, and the performance, pricing and financing clauses, and whose various elements are systematically analyzed by operating and financial managements, together with the central legal departments in the most significant cases. Pension plans, particularly defined-benefit plans, have been subject to very specific controls for over a year.

Financial and administrative managers of Groupe Bull and its companies

Within the Group's current organization, the administrative, accounting and financial departments of the French companies report to the central managements. They are responsible for the consolidation, reporting and cash management transactions of all Group companies. The accounting and management functions are common to all companies. The Oracle-Hyperion database is used by the major companies and the Sage database by the minor companies. The payroll functions are also common to almost all Bull companies in France. The operational part of payroll has been outsourced since 2002.

Each subsidiary financial director is responsible for organizing internal control procedures adapted to local transactions and reports to the Group's financial director on this engagement. He is also responsible for compliance with internal rules and regulations. In particular, he verifies the preparation of the statutory financial statements and tax returns.

Internal audit

The internal audit department was reorganized on September 1, 2004 in order to assist Executive Management in assessing and improving its risk management and control processes. Audit reviews are designed to assess the compliance of the main risk operating and control procedures and processes. An initial audit engagement has already been performed within Bull UK in November and December 2004.

3. Internal control tools

3. a. The Group's internal control procedures

Uniformity of management and consolidation systems

The accounting standards defined in the General Accounting Policies and Procedures (GAPP) manual in accordance with French consolidation standards (CRC Regulation 99-02) are applied uniformly by all the Group's consolidated subsidiaries. The resulting "common language" is used as the basis for all management analyses.

A project was set up for the transition to IFRS. As in 2003, the training sessions, mainly organized with the financial department, were scheduled throughout 2004.

Consolidation of the financial statements

As a listed company, every year, Bull publishes half-yearly and annual financial statements attested or certified by statutory auditors. The reporting and audit procedures form part of a rigorous monthly process. The balance sheet and income statement are reported and consolidated on a monthly basis (except January and July). A central team responds to the practical implementation problems of subsidiaries. It verifies at each monthly closing that the procedures are correctly applied or checks if there are any new transactions requiring additional information.

Pre-closing review

A pre-closing procedure at the September period-end comprises the systematic review by various financial managers of all the balance sheet items of each entity and anticipation of year-end closing problems.

Budget and re-estimates

Twice a year, the subsidiaries and various entities communicate their half-yearly budgetary forecasts to the Group. A consolidated half-yearly budget is established for each branch and at the Group level. These budgets are presented to Executive Management at several business review meetings. After being approved by Executive Management, these budgets are used to monitor performance on a monthly basis. Half-yearly re-estimates, generated every month based on actual figures, concern orders and operating items up to the operating margin.

Centralized treasury department

The cash transactions for the entire Group are managed by the central treasury department, whose main transactions are recorded in the Bull financial statements. Bull has contracts with each subsidiary and sub-subsidiary that specify the scope of control. Most of the transactions between Bull and other Group companies are performed in current accounts or duly documented loan/borrowing accounts.

A forecasting system reviewed on a monthly basis is used to anticipate the balances and movements reflected in the accounting ledgers at each closing. The transactions between the Group's principal subsidiaries are netted at each monthly closing to settle internal payments. The capital-based financing and restructuring of the Group's subsidiaries and sub-subsidiaries is organized by the central treasury department, which proposes adapted measures.

Irregularity report

In accordance with the Irregularity Report (GAPP Procedure No. 3021), the irregularities (loss, theft, fraud, etc.) within the entire Group between January 1, 2004 and September 30, 2004 were identified in October 2004. However, notwithstanding this report, irregularities must still be reported immediately to the operating and financial management and the risk and insurance division.

Risk inventory

The executive committee members, principal managers and some key line staff were interviewed and their main concerns were summarized in a list of major risks per branch and key process, with an indication of their frequency and severity. These results will be used in 2005.

3. b. Specific Bull procedures in France

Research & Development cycle in Clayes-sous-Bois

The product design and development activities, as part of the overall Bull offering, are managed by the Technical Division. All the Technical Division's activities relate to projects monitored with respect to the "product life cycle." The time spent by the engineers and the related costs are assigned to each project.

Client-sales cycle

The types of contracts are defined in the marketing manual. The signatory level depends on the amount incurred and also certain sales terms and conditions. The registration terms and conditions for framework agreements or specific contracts are systematically reviewed.

Inventory purchase cycle

Purchases are centralized in France and supplies are purchased in accordance with the contracts negotiated by the Purchasing division of the Group Purchasing Department.

Purchase volumes are determined by the breakdown of the clients order book. The volume of supplies satisfies the commercial demand and maintains an optimum level of inventories to meet security and flexibility requirements.

They are monitored, valued and catalogued using an integrated computer-aided production management system (BAAN). Cyclical physical inventories are regularly performed while observing a minimum inventory per year for each product.

Manufacturing and assembly cycle in Angers

Control over the introduction of new products and mass production is performed through a sequence of phases incorporated in the "product life cycle" process. These phases are namely industrialization, implementation of resources, industrial validation and mass production.

The Bull site in Angers is the checkpoint for all goods delivered, except local goods purchased and managed directly in the countries.

Once Angers has accepted an order from the sales network, it is entered in the plant production schedule and monitored through production engineering based on work orders. The work order is used as a monitoring and control tool. The entire "Purchase – Reception – Storage – Assembly – Delivery" process is managed and valued using a computer-aided production management system interfaced with the accounting system.

Management of trade receivables

A specific manual contains the rules to follow with regard to the authorization of client credit and the recovery of receivables. The Group Credit Manager performs periodic reviews in order to monitor the application of the procedures. Each month, he receives a report on the performance of collections within the entire Group.

Non-current assets

Non-current assets are managed in a specific system (Primmo) interfaced with the accounting system.

Acquisitions require the approval of an investment committee that considers the merits and economic impact of the expenditure. Each request is then submitted to Executive Management for approval.

The Purchase Requisition and Order process is initiated as soon as the Expenditure Authorization Request has been approved.

Divestments are governed by internal procedures. All divested data processing equipment is treated internally at the Angers site (dismantling, recycling, destruction).

Purchasing procedure

As from January 1, 2004, an electronic management system (SSP) for purchase requisitions was set up and deployed on all sites in France. It is designed to further exhaustive control and, initially, expense commitments, and ensure a suitable level of approval using a full automated electronic workflow.

Cost management

A new management system (Ulysse) for assignment orders, expense claims and their settlement was set up in France in July 2004. It is designed to streamline and accelerate the treatment of expense claims and their reimbursement to employees, while automatically recovering the VAT when authorized. It also ensures that the company's internal authorizations with regard to approving business travel and expenses are correctly enforced.

3. c. Audit procedures based on external expertise

Statutory auditors and deputy statutory auditors

They have the permanent and independent task of verifying the Company's accounting values and documents, checking the compliance of the accounting records with prevailing regulations and verifying the fair presentation and the consistency with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

The financial statements of the subsidiaries in France are audited by one of the Group parent company's joint auditors. Internationally, the Deloitte network reviews the Bull financial statements in virtually all the countries where it is based. The Deloitte local representative performs the required audit procedures in the respective countries. This organization clearly facilitates subsidiary – head office transparency and efficiently conveys current accounting concerns so as to ensure uniform treatment.

Quality certifications

The activities of Bull Technologies and the Technical Division obtained the ISO 9001 renewal in its version V2000 in July 2004. The industrial site in Angers was OHSAS 18001 certified (quality, environment and safety) in September 2004, while Bull Spain was ISO 9001 certified by AENOR and IQNET in September 2004. Bull Belux was ISO 9001 certified by AIB-VINCOTTE and IQNET in February 2004. Most units, like the Bull Services France activity branch, were already ISO 9001 certified in or prior to 2003, and received the compliance certificate in 2004.

Auditors' Report on the Consolidated Financial Statements

In accordance with our appointment as statutory auditors by your Annual Shareholders' Meetings, we have audited the accompanying consolidated financial statements of Bull for the year ended December 31, 2004.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at December 31, 2004 and the results of its operations for the year then ended in accordance with French accounting principles.

Without qualifying the above opinion, we would draw your attention to Notes 2 and 3 to the consolidated financial statements relating to the successful implementation in 2004 of the Groupe Bull recapitalization plan, which resulted in the granting by the French government of restructuring aid in the amount of EUR 517 million. This aid, combining a financial recovery clause, therefore contributed to restoring Bull's equity.

II. Justification of our assessments

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

- As specified in the first part of this report, Notes 2 and 3 to the consolidated financial statements describe the terms and conditions governing the successful implementation of the Groupe Bull recapitalization plan that led to the payment of restructuring aid by the French government on January 14, 2005. Based on our procedures and the information made available to us, and with respect to our assessment of the accounting policies applied by your Group, we have assessed the relevance of the information on the position of Groupe Bull with regard to the successful implementation of the recapitalization plan, which has therefore guaranteed the Group's ability to continue as a going concern.

- As of December 31, 2004, Groupe Bull reported net deferred tax assets in the amount of EUR 51.7 million, as explained in Note 21 "Corporate Income Tax". In accordance with professional standards applicable to accounting estimates, we assessed the validity of the methodology applied and the prospective data and assumptions on which these estimates were based. We also reviewed the calculations performed by the Company and analyzed the approval of the estimates by management. Based on these procedures, we assessed the reasonableness of these estimates.

The assessments on these matters were performed in the context of our audit approach for the consolidated financial statements taken as a whole, and therefore contributed to enable us to express our opinion in the first part of this report.

III. Specific procedure

In accordance with professional standards applicable in France, we have also verified the information given in the Group management's report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, April 5, 2005

The Statutory Auditors

Amyot Exco Grant Thornton

Isabelle FAUVEL Daniel KURKDJIAN

Deloitte & Associés

Frédéric MOULIN Jean-Paul PICARD

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated balance sheets as of

December 31, 2004, 2003 and 2002

(in € millions)

ASSETS	Notes	2004	2003	2002
Intangible assets:				
Capitalized software costs		46.6	50.0	59.2
Less accumulated amortization		(44.8)	(49.9)	(59.1)
Other intangible assets		0.5	0.5	0.6
Less accumulated amortization		(0.5)	(0.5)	(0.6)
Total		**1.8**	**0.1**	**0.1**
Property:				
Land, buildings, improvements, machinery and equipment		339.7	365.8	421.6
Less accumulated depreciation		(276.2)	(294.6)	(332.4)
Net		**63.5**	**71.2**	**89.2**
Rental equipment		30.3	35.9	35.9
Less accumulated depreciation		(27.5)	(32.7)	(32.0)
Net		**2.8**	**3.2**	**3.9**
Total	**(5)**	**66.3**	**74.4**	**93.1**
Investments and other non-current assets:				
Goodwill (net of amortization)	**(6)**	6.6	13.2	25.8
Investments	**(7)**	33.4	39.6	35.0
Other	**(8)**	10.5	40.5	63.0
Total		**50.5**	**93.3**	**123.8**
Deferred taxes	**(21)**	**51.7**	**-**	**-**
Inventories	**(9)**	**47.8**	**60.0**	**85.3**
Other current assets:				
Trade receivables (less allowances for doubtful accounts: 12/2004, M€14;12/2003, M€21;12/2002, M€23)	**(10)**	212.7	236.8	285.8
French State subsidy receivable		517.0	-	-
Other receivables (less allowances for doubtful accounts: 12/2004, M€16;12/2003, M€17;12/2002, M€14)	**(11)**	60.0	79.2	144.3
Restricted cash		12.8	10.4	-
Marketable securities		204.5	98.9	64.5
Cash		66.0	64.9	52.9
Total		**1,073.0**	**490.2**	**547.5**
TOTAL ASSETS		**1,291.1**	**718.0**	**849.8**

The accompanying notes are an integral part of the consolidated financial statements.

(In € millions)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2004	2003	2002
Shareholders' equity:				
Share capital	(12)	9.6	340.4	340.4
Additional paid-in capital	(12)	259.5	36.2	36.2
Retained earnings (deficit)		(750.9)	(1,093.0)	(544.6)
Accumulated comprehensive loss: foreign currency translation adjustments		(14.3)	(13.8)	(7.5)
Net income/(loss)		554.5	4.1	(548.1)
Total		**58.4**	**(726.1)**	**(723.6)**
Minority interests	(13)	-	-	0.2
Long-term debt	(15)	2.4	205.4	200.9
Shareholder advance	(14)	-	491.0	466.4
Long-term restructuring reserves	(16)	4.0	8.9	11.7
Provision for financial recovery clause	(3)	54.0	-	-
Provisions and other non-current liabilities	(17)	161.7	150.7	147.8
Deferred taxes		-	-	0.7
Current liabilities:				
Trade payables		183.3	179.2	247.6
Customer advances		6.4	6.5	10.4
Income taxes		3.6	6.0	11.0
Deferred income		5.1	16.8	18.8
Other accrued liabilities	(17)	245.3	304.7	378.5
Short-term restructuring provisions	(16)	6.1	17.2	65.5
Current maturities of long-term debt	(15)	0.2	2.0	4.9
Fixed-term subordinated loan received from the French State	(14)	517.0	-	-
Short-term borrowings and notes payable		43.4	55.1	0.9
Bank overdrafts		0.2	0.6	8.1
Total		**1,010.6**	**588.1**	**745.7**
TOTAL LIABILITIES & SHAREHOLDERS'EQUITY		**1,291.1**	**718.0**	**849.8**

Consolidated statements of income

for the years ended December 31,

(in € millions)

	Notes	2004	2003	2002
Products		521.0	581.7	706.0
Maintenance		309.6	338.2	367.2
Services		308.1	345.2	440.5
Total revenue		**1,138.7**	**1,265.1**	**1,513.7**
Cost of revenue		(824.0)	(925.0)	(1190.2)
Gross margin		**314.7**	**340.1**	**323.5**
Research & development		(54.0)	(60.5)	(73.5)
Selling		(123.5)	(136.9)	(200.4)
Administrative		(96.5)	(101.8)	(169.4)
Income/(loss) from operations		**40.7**	**40.9**	**(119.8)**
Interest expense		(36.1)	(51.3)	(58.3)
Interest income	(2)	35.2	3.8	13.9
Restructuring expenses		-	-	(225.0)
French State restructuring aid, net	(3)	463.0	-	-
Other income and expenses, net	(20)	7.5	25.6	(105.2)
Income/(loss) before corporate income tax and minority interests		**510.3**	**19.0**	**(494.4)**
Provision for corporate income tax and deferred taxes	(21)	49.6	(3.1)	(43.3)
Income/(loss) before minority interests		**559.9**	**15.9**	**(537.7)**
Amortization of goodwill	(6)	(6.5)	(12.1)	(11.3)
Share in net income/(loss) of equity affiliates and divested affiliates	(22)	1.1	0.3	1.1
Minority interests		-	-	(0.2)
Net income/(loss)		**554.5**	**4.1**	**(548.1)**
Basic and fully diluted earnings per share		**1.21**	**0.02**	**(3.22)**
Weighted average number of shares (in thousands)		**459,779**	**170,199**	**170,199**

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated statements of cash flow

for the years ended December 31,

(In € millions)

	2004	2003	2002
Cash and cash equivalents as of January 1	**174.2**	**117.4**	**233.2**
Net income/(loss)	554.5	4.1	(548.1)
Depreciation and amortization	26.9	38.4	60.2
Provisions for restructuring plan	-	-	225.0
French State subsidy receivable	(517.0)	-	-
Provision for financial recovery clause	54.0	-	-
Deferred taxes	(51.7)	-	29.0
Bull HN pension plan	-	-	94.6
Net (gains)/losses on disposal of assets	(7.9)	(3.3)	(63.1)
Trade and other receivables	67.1	90.1	219.6
Inventories and work-in-progress	12.2	24.1	84.1
Trade and other payables, customer advances	(28.9)	(123.5)	(301.6)
Restructuring plan consumption	(16.0)	(51.0)	(250.0)
Other	(22.1)	(14.5)	38.1
Total cash flow provided by/(used in) operating activities	**71.1**	**(35.6)**	**(412.2)**
Expenditures for property	(14.5)	(10.5)	(14.3)
Increase in investments and other non-current assets	(1.7)	(0.3)	(21.2)
Proceeds from fixed assets disposals	10.5	5.0	156.4
Total cash flow provided by/(used in) investing activities	**(5.7)**	**(5.8)**	**120.9**
Share capital increase	231.2	-	-
Treasury shares	(0.6)	(0.3)	-
Net change provisions for US pension costs	-	35.0	-
Shareholder advance	(491.0)	24.6	366.4
Fixed-term subordinated loan	517.0	-	-
Net change in long-term borrowings	(203.0)	1.8	(149.8)
Net change in short-term borrowings	(13.9)	46.1	(39.3)
Total cash flow provided by/(used in) financing activities	**39.7**	**107.2**	**177.3**
Impact of exchange rate fluctuations	**4.0**	**(9.0)**	**(1.8)**
Cash and cash equivalents as of December 31	**283.3**	**174.2**	**117.4**
ADDITIONAL INFORMATION			
Interest paid on borrowings	**3.0**	**8.4**	**17.4**
Corporate income tax paid	**3.8**	**7.7**	**11.7**

The accompanying notes are an integral part of the consolidated financial statements.

The impact of transactions denominated in foreign currencies on each heading is determined in the local currency, then converted into euros at the average exchange rate for the year. Translation differences with respect to values recorded in the balance sheet and in the statement of income are recorded within "Impact of exchange rate fluctuations", which thus groups together all the differences relating to the various headings.

Consolidated statements of shareholders' equity and comprehensive income

(In € millions)	Share capital	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income/(loss) (*)	Total
Balance as of January 1, 2002	**340.4**	**36.2**	**(544.6)**	**9.8**	**(158.2)**
Net loss for the period	-	-	(548.1)	-	(548.1)
Translation adjustment	-	-	-	(17.3)	(17.3)
Balance as of December 31, 2002	**340.4**	**36.2**	**(1,092.7)**	**(7.5)**	**(723.6)**
Net income for period	-	-	4.1	-	4.1
Translation adjustment	-	-	-	(6.3)	(6.3)
Treasury shares	-	-	-	(0.3)	(0.3)
Balance as of December 31, 2003	**340.4**	**36.2**	**(1,088.6)**	**(14.1)**	**(726.1)**
Share capital increase	7.9	223.2	-	-	231.2
Share capital decrease	(338.7)	-	338.7	-	-
Net income for the period	-	-	554.5	-	554.5
Translation adjustment	-	-	-	(0.5)	(0.5)
Treasury shares	-	-	-	(0.6)	(0.6)
Rounding	-	0.1	(0.1)	-	-
Balance as of December 31, 2004	**9.6**	**259.5**	**(195.5)**	**(15.2)**	**58.4**

(*) deduction of the net amount of 1,905,638 treasury shares for €933 thousand.

COMPREHENSIVE INCOME

(In € millions)	2004	2003	2002
Net income/(loss)	554.5	4.1	(548.1)
Other comprehensive income/(loss):			
Foreign currency translation adjustment	(0.5)	(6.3)	(17.3)
Comprehensive income	**554.0**	**(2.2)**	**(565.4)**

The accompanying notes are an integral part of the consolidated financial statements.

1 – ORGANIZATIONAL STRUCTURE

The consolidated financial statements of Groupe Bull include the financial statements of Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc. and their subsidiaries.

As of December 31, 2004, the share capital of Bull was held 10.1% by France Télécom and NEC, 2.9% by the French State and Debeka and 74% by private investors, Bull employees and investment funds.

2 – GOING CONCERN AND RECAPITALIZATION

Since the second half of 2002, Groupe Bull has continued to report an operating income. Bull's 2004 operating income (EBIT) totaled €41.1 million compared to an EBIT of €40.7 million in 2003 and its 2004 net income amounted to €10.8 million, excluding recapitalization impacts, compared to €4 million in 2003.

As previously mentioned, Bull rebuilt its consolidated equity which amounted to €58.4 million.

The confirmation of the Group's return to profitability and the rebuilding of its equity removes the uncertainty surrounding its ability to continue operations as a going concern.

3 – BULL RECAPITALIZATION OPERATIONS

The General Meeting of Bull shareholders held on May 25, 2004 approved the 2003 financial statements and the Group's recapitalization plan, of which the terms and conditions had been approved at the Board of Directors' meeting of November 20, 2003, and the procedures determined by the Board of Directors' meeting of March 31, 2004.

In particular, the shareholders:

- approved the share capital decrease from €340,397,798 to €1,701,988.99 by reducing the par value of each share from €2 to €0.01;
- authorized the Board of Directors to perform a share capital increase for cash up to a maximum nominal amount of €4,425,171.37, with retention of preferential subscription rights;
- authorized the Board of Directors to increase share capital by up to €3,678,526.72 pursuant to the alternative public exchange offer concerning OCEANE bonds.

Following the General Meeting, the Bull Board of Directors decided to initiate the recapitalization operations and authorized its Chairman to carry out all the measures relating to the share capital increase and the public exchange offer, which were the subject of documents filed with the *Autorités des Marchés Financiers* (AMF), the French Securities Regulator.

The share capital increase and the public exchange offer took place between June 17-30 and June 14 and July 2, 2004, respectively.

The Board of Directors' meeting of July 12, 2004 took due note of the share capital subscribed under the "Shareholders and Partners" plan, which terminated on June 30, 2004 and resulted in subscriptions totaling €44.2 million and the exchange of 95.46% of OCEANE bonds.

Treatment of bonds convertible and/or exchangeable for shares (OCEANE)

In accordance with the resolutions adopted by the Board of Directors, OCEANE bondholders were offered the option of contributing their bonds to the public exchange offer which took place between June 14, 2004 and July 2, 2004 (prospectus approved by the AMF – No. 04-576), in accordance with the following terms and conditions:

- either, a parity of 20 new shares for each bond for the 1st leg of the public exchange offer,
- or a parity of 16 new shares and 16 share subscription warrants for each bond for the 2nd leg of the public exchange offer, each warrant conferring entitlement to subscribe to one share at the subscription price determined for the share capital increase initiated on the market, i.e. €0.1 per share.

The results of the public exchange offer were as follows:

out of a total of 11,495,396 OCEANE bonds, 10,974,037 were contributed to the offer (95.46%), including:

- 201,451 contributed under the 1st leg, resulting in the issue of 4,029,020 new shares;
- 10,772,586, or 98% of total bonds exchanged contributed under the 2nd leg, resulting in the issue of 172,361,376 shares with the same number of share subscription warrants;
- The warrants, detached on July 15, conferred entitlement until December 15, 2004 to subscribe for one Bull share at a price of €0.10 per share. Under this condition, 171,857,712 share subscription warrants (99.7%) were exercised, contributing €17.2 million to shareholders' equity.

Finally, following the European Commission's decision on December 1, 2004 to authorize the granting of restructuring aid to Bull, the 519,558 outstanding OCEANE bonds were immediately subject to the new terms and conditions of issue. Pursuant to the vote cast by the General Meeting of bondholders on December 11, 2003, the European Commission's approval of the restructuring aid on December 1, 2004 resulted in the amendment of certain terms and conditions of issue (maturity extended until 2033, coupon reduced to 0.1%, cancellation of the redemption premium). These amendments led to a €7.5 million decrease in the economic value of the OCEANE bonds, generating an exceptional financial income in the same amount for Bull.

As of December 31, 2004, the OCEANE bonds only represented a liability for a nominal amount of €8.2 million, and an economic value of €1.8 million.

Recapitalization by "Shareholders and Partners"

The share capital increase of €44.25 million, with retention of preferential subscription rights, was performed in accordance with the procedures detailed in the prospectus approved by the AMF (No. 04-577).

Of the 170,198,899 preferential subscription rights, 53,067,340 were exercised, resulting in the issue of 137,975,084 shares (parity of 13 for 5).

Subsequently, in a meeting held on July 12, 2004, the Bull Board of Directors decided, in accordance with the plan presented in the prospectus, to allocate the remaining 304,542,043 shares available for subscription to the investors who agreed to underwrite the share capital increase in November 2003:

NEC	68,717,224
France Telecom	68,717,224
AXA Private Equity	64,136,075
Artemis	18,324,593
Debeka	27,486,889
Managers	49,029,968
Former OCEANE bondholders having underwritten the transaction	8,130,070

Treatment of the French State debt

Fixed-term subordinated loan

On March 31, 2004, the advance from the French State was converted into a fixed-term subordinated loan, maturing in January 2033 and bearing interest at 5.23% until the end of 2004, and 0.3% until maturity, thus removing the short-term liquidity risk for Bull. The subordinated nature of this loan was confirmed by the exchange of over 80% of outstanding OCEANE bonds.

The fixed-term subordinated loan, including interest, amounted to €516.9 million as of December 31, 2004.

Following the European Commission's decision on December 1, 2004 to approve the granting of restructuring aid to Bull, subject to the prior repayment of the fixed-term subordinated loan, and the allocation of this aid to Bull by the French State on December 28, 2004 under the same terms and conditions, on January 11, 2005, Bull repaid the fixed-term subordinated loan with funding from a financial institution. The financial institution was reimbursed on January 14, 2005 after the payment of the restructuring aid to Bull.

Restructuring aid with a financial recovery clause

On February 20, 2004, the French State notified the European Commission of a plan to grant restructuring aid to Bull, with a financial recovery clause, in the amount of €517 million. On December 1, 2004, the European Commission approved the payment of this proposed aid on December 31, 2004 at the earliest, subject to Bull's prior repayment of the rescue aid obtained in 2001/2002, converted into a fixed-term subordinated loan. On December 28, 2004, the French State undertook to grant the restructuring aid with a financial recovery clause, subject to the prior repayment of the fixed-term subordinated loan. On January 11, 2005, Bull repaid the fixed-term subordinated loan with funding obtained from a financial institution. On January 14, 2005, the French State granted Bull aid in the amount of €517 million. The financial institution was reimbursed on the same day. Considering the measures undertaken at the end of 2004, the Company considered that the aid had been acquired at the end of 2004 and recognized it as an exceptional income for 2004, after taking into account the financial recovery clause.

The terms and conditions for the application of the financial recovery clause are as follows: Bull undertakes to pay the French State, over a period of eight years from January 1, 2005 to December 31, 2012, based on the financial statements for the years then ended, a sum equal to 23.5% of the fraction of Bull's consolidated current income before taxes for the year that exceeds €10 million. This payment, which shall be performed each year upon approval of the financial statements for the year ended by the Annual General Meeting, is applicable under the following cumulative terms and conditions:

1) the consolidated current income before taxes for the year in question is greater than or equal to €10 million;

2) the cash flow provided by operating activities for the year in question is greater than or equal to €10 million;

3) Bull's consolidated shareholders' equity, upon application of the financial recovery clause during the year, does not fall below €10 million.

If, for a given year, one of these aforementioned criteria is not met, no amounts shall be due by Bull pursuant to the financial recovery clause for that year.

In addition, Bull may, on its own initiative and at any moment, as from the approval of the 2004 financial statements by the Annual General Meeting of shareholders, proceed with the early buy-out of the financial recovery clause under defined terms and conditions. Likewise, should Bull be acquired, the French State may, as from the approval of the 2004 financial statements, request Bull to proceed with the early buy-out of the financial recovery clause. It has been agreed that should the early buy-out occur in 2005, its amount would fall within the range indicated to the European Commission for the valuation of the financial recovery clause upon notification of the planned restructuring aid, i.e. between €50 and €60 million (the simulation presented at the time revealed a discounted value of €54 million, determined on the basis of forecast current income before taxes calculated as part of the strategic plan introduced in 2002).

Considering the provisions of the financial recovery clause, the Company decided to recognize the restructuring aid as an exceptional income in the amount of €517 million, less a provision for the financial recovery clause in the amount of €54 million, i.e. €463 million, net.

Deferred taxes

Based on the profits reported in the past 2 years, the Company has decided to no longer set aside provisions for all the deferred taxes arising from its loss carryforwards (see Note 20). This measure generated an exceptional income of €51.7 million.

All these transactions enabled the rebuilding of the Company's equity and removed the uncertainty surrounding its continuation as a going concern. Movements in shareholders' equity are presented below.

Impact of recapitalization operations on shareholders' equity (Group and parent company)

Shareholders' equity

The equity of Bull, the Group parent company, fell to less than half of share capital at the 2000 year-end. The negative equity of €752.6 million should therefore have been restored to at least half of share capital at the end of 2003. Bull's equity was restored on December 31, 2004 following the transactions described in the previous note.

Share capital restructuring transactions and accounting treatment

The restructuring of the loans between Bull and its US subsidiaries, aimed at simplifying the flow of debts between the various Bull subsidiaries and the Bull parent company, was completed during the first half of 2004. This process generated a gain of €32.1 million in the parent company financial statements, corresponding to foreign exchange gains between the euro and the dollar.

The transactions described in Note 2 mainly impacted the second half of 2004.

Accounting treatment

The increase in capital under the "Shareholders and Partners" plan led to a €4.4 million increase in share capital and a €44.25 million increase in shareholders' equity.

The OCEANE bond public exchange offer resulted in an €172.8 million increase in shareholders' equity (including €1.8 million in share capital) in consideration of receivables of an equivalent nominal amount. The cancellation of the OCEANE redemption premium relating to the public exchange offer generated financial income of €22.4 million in the Group and parent company financial statements.

The application of the amendments to the OCEANE issue terms and conditions on December 1, 2004, on account of the European Commission's approval of the restructuring aid, generated financial income of €7.5 million in the Group's financial statements (€1.1 million in respect of the cancelled redemption premium and €6.4 million in respect of the extended maturity), and €1.1 million in the parent company financial statements (cancellation of the redemption premium).

The underwriting of 171,857,712 share subscription warrants from July 16 to December 15, 2004 generated shareholders' equity of €17.2 million (share capital of €1.7 million) in the parent company and Group financial statements.

The restructuring aid with a financial recovery clause generated an exceptional income of €463 million in the parent company and Group financial statements.

This amount corresponds to the aid of €517 million, less a €54 million provision for the financial recovery clause.

The expenses relating to the share capital increase totaled €3.2 million and were offset against shareholders' equity in the parent company and Group financial statements.

MOVEMENTS IN SHAREHOLDERS' EQUITY

(In € million)

	Parent company	of which share capital	Consolidated
Share capital	340.4	340.4	340.4
Additional paid-in capital	64.2	-	36.2
Retained earnings (deficit)	(1 157.2)	-	(1 088.6)
Foreign currency translation adjustments	-	-	(13.8)
Treasury shares deducted from consolidated shareholders' equity	-	-	(0.3)
Shareholders' equity as of January 1, 2004	**(752.6)**	**340.4**	**(726.1)**
Financial market transactions			
Share capital decrease (from €2 to €0.01)	-	(338.7)	-
Increase in share capital under the "Shareholders and Partners" plan	44.3	4.4	44.3
Increase in share capital relating to the OCEANE public exchange offer	172.8	1.8	172.8
Cancellation of the OCEANE redemption premium relating to the public exchange offer (financial income)	22.4	-	22.4
Cancellation of the OCEANE redemption premium relating to the amendment of the issue terms and conditions (financial income)	1.1	-	1.1
Extension of OCEANE maturity relating to the amendment of the issue terms and conditions (financial income)	-	-	6.4
Share capital increase relating to the exercise of share subscription warrants between July 6 and December 15, 2004	17.2	1.7	17.2
Recapitalization costs offset against the issue premium	(3.2)	-	-
Sub-total	**254.6**	**(330.8)**	**261.0**
Operations with the French State			
Restructuring aid – exceptional income	517.0	-	517.0
Financial recovery clause – exceptional income	(54.0)	-	(54.0)
Costs of the repayment of the fixed-term subordinated loan - exceptional income	(0.8)	-	(0.8)
Sub-total	**462.2**	**-**	**462.2**
Net income excluding recapitalization operations and deferred taxes	37.6	-	10.8
Deferred taxes	-	-	51.6
Foreign currency translation adjustments	32.1	-	(0.5)
Treasury shares deducted from consolidated shareholders' equity	-	-	(0.6)
Shareholders' equity as of December 31, 2004	**34.0**	**9.6**	**58.4**

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements have been prepared in accordance with the provisions of French law as defined in CRC Regulation No. 99-02. Groupe Bull accounting policies and methods are detailed in an accounting manual distributed to all Group companies. This manual, together with monitoring procedures, ensures the consistent application of policies and methods within the Group.

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions made by Group management and affecting asset and liability values recorded in the balance sheet, assets and liabilities disclosed in the notes to the financial statements and income and expense items recorded in the statement of income. Due to the uncertainties inherent in all valuation processes, it is possible that actual results on the unwinding of the operations concerned will differ from these estimates.

The financial statements of subsidiaries over which Bull has exclusive control, directly or indirectly, have been fully consolidated.

Companies over which Groupe Bull exercises significant influence are accounted for by the equity method.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Group's foreign subsidiaries have been translated for consolidation purposes in accordance with CRC Regulation No. 99-02, paragraphs 320 et seq. which can be summarized as follows:

- Assets and liabilities, including accumulated depreciation, are translated at year-end rates of exchange.
- Income and expense items are translated at average monthly rates of exchange.

The Group share of gains and losses resulting from translation is recorded separately within shareholders' equity as "Currency translation adjustments."

Where foreign currency borrowings are used to hedge exchange risks relating to the assets and liabilities of a foreign subsidiary, gains and losses arising are also reported under "Currency translation adjustments."

Foreign currency liabilities and receivables are translated at the year-end rate of exchange, and any realized or unrealized gains and losses arising are recorded in income for the year.

INTANGIBLE ASSETS

Intangible assets mainly include capitalized development costs for software products with identified markets which have reached a stage in their development at which there are no longer any major technical or commercial risks.

Capitalized development costs are amortized on a straight-line basis from the time of capitalization over the estimated useful life of the product, subject to a maximum of three years.

PROPERTY AND DEPRECIATION

Property is stated at cost and depreciated on a straight-line basis. Buildings and improvements are depreciated over ten to forty years, machinery and equipment over four to ten years and rental equipment over five years. Capitalized microcomputers and terminals for internal use are depreciated over three years.

REPLACEMENT PARTS

Replacement parts for computers and all product references held in central warehouses in France and Western Europe are recorded in inventories. Inventory value is adjusted by provisions for overstatement, reflecting product life and physical obsolescence. Other spare parts included in "Rental equipment" are capitalized in the year of purchase and depreciated over five years.

GOODWILL

Goodwill represents the difference between the cost of the investment in a subsidiary and the fair value of the Group's share in the underlying net assets at the date of acquisition. Goodwill also includes the difference between the cost of acquiring minority shareholders' interests in consolidated subsidiaries and the fair value of the net assets acquired, as determined for Group consolidation purposes, including any related translation adjustment.

Goodwill is amortized on a straight-line basis over a period not exceeding twenty years. The unamortized balance is reviewed periodically in the light of events which have occurred since the date on which it was originally recorded and, where necessary, a write-down is recorded in addition to the annual amortization charge, to reflect the decline in the fair value of the underlying net assets.

INVESTMENTS

This heading includes equity investments in non-consolidated subsidiaries. Allowances for impairment in value, based on the percentage interest in net worth, the stock market price and profitability and performance forecasts for the companies concerned, are recorded where appropriate. This estimated carrying value may therefore justify the retention in the financial statements of a net book value in excess of the percentage interest in net worth.

INVENTORIES

Inventories are stated at the lower of cost (principally on a FIFO basis) and market (estimated realizable) value. Standard material, labor and overhead costs of manufactured products are based on forecast activity levels and are adjusted to actual cost by applying manufacturing variances. Overheads not absorbed due to idle capacity are included in cost of revenue.

IMPAIRMENT OF FIXED ASSETS

Where specific circumstances or events suggest that the carrying value of a fixed ("long-lived") asset will be less than future cash flows generated by this asset, or its disposal value where the intention is to dispose of the asset, an exceptional write-down ("impairment loss") should be recognized. The basis for the write-down is generally the discounted present value of expected future cash flows to be generated by the asset in question.

RESTRUCTURING RESERVES

Costs incurred under the restructuring plans initiated successively in 2001 and 2002 are expensed when incurred in accordance with generally accepted accounting principles in France and the USA and, in particular, as detailed in EITF No. 94-3. This accounting treatment is also in accordance with CRC Regulation No. 2000-6, which the Group decided to adopt beginning from fiscal year 2000.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

In accordance with the provisions of CRC Regulation No. 99-02, paragraph 300, the Group applies the preferred method, recording in the balance sheet all provisions relating to retirement benefits and similar commitments. These commitments are however recorded in accordance with SFAS No.87, No.106 and No.132 issued by the US Financial Accounting Standards Board.

OTHER PROVISIONS FOR CONTINGENCIES AND LOSSES

- Provisions for long and short-term contingencies and losses, other than provisions for pension plan and employee benefit commitments, mainly include:
- estimated costs of disputes, litigation and third-party or former employee claims;
- warranties granted to customers in respect of equipment sales or contracts;
- losses to completion where the forecast cost of the contract exceeds the contract revenue at the period-end.

REVENUE RECOGNITION

Groupe Bull sells and leases computer equipment and data processing services under various contractual arrangements.

Regular sales are recognized upon full performance, by Groupe Bull, of the terms of the contract, which generally coincides with delivery or acceptance. Sales contracts generally include a clause reserving title to the goods in countries where this is permitted by law.

Revenue from one-time charge licensed software is recognized upon performance of the license agreement and delivery of the software. Revenue from monthly software licenses is recognized as license fees accrue.

Services are either of a recurring nature invoiced periodically or contracts with progress deliveries. Recurring contracts generally cover maintenance and outsourcing services, while progress delivery contracts mainly involve systems integration activities. As from January 1, 2002, progress delivery contracts partially completed at the year-end are now recorded using the percentage of completion method. Previously revenue was recorded at the end of each invoice period in the first instance and on each progress delivery in the second.

Rentals under regular lease contracts are included in revenue as earned over the lease term. Related costs consist mainly of depreciation. Non-cancelable sales-type lease contracts, generally covering three to five years, are included in sales revenue at the present value of the minimum lease payments to be received. Cost of revenue includes the related equipment cost and a provision for estimated costs and expenses to be incurred over the lease term.

RESEARCH AND DEVELOPMENT

Research and development expenses are stated net of public and private funding receivable. Specific development contracts for the delivery of products or services are recorded in revenue, and the corresponding costs are included in cost of revenue.

OTHER INCOME AND EXPENSES

In addition to net proceeds from asset disposals and foreign exchange gains and losses, "Other income and expenses" include income and expense items attributable to exceptional events or transactions distinct from ordinary activities and not expected to occur frequently or regularly.

FINANCIAL INSTRUMENTS

Financial instruments are used in order to reduce the Group's exposure to currency and interest rate risks. Gains and losses on these instruments are matched in the accounts to the gains and losses on the assets and liabilities hedged.

Other portfolio financial instruments are marked to market at the year-end, and a provision is raised to cover unrealized capital losses.

Provisions are recorded to cover social security contributions payable in respect of share subscription and purchase option plans, where exercise of the options seems probable.

CORPORATE INCOME TAXES

Corporate income taxes are recorded in the consolidated financial statements in accordance with the requirements of CRC Regulation No. 99-02, paragraphs 310 et seq. Under this standard, deferred tax charges or credits are recorded to reflect the tax effect of differences in the valuation of assets and liabilities between the consolidated financial statements and the accounts prepared for taxation purposes. A valuation allowance for deferred tax assets is recorded where there is a probability that all or part of these assets will not be recovered.

SHARE SUBSCRIPTION AND PURCHASE PLANS

Shares issued following the exercise of share subscription options are recorded as an increase in share capital at the option strike price.

A provision is recorded in respect of shares purchased by the Group for allotment under share purchase option plans, where the purchase price exceeds the option strike price.

Provisions are recorded to cover social security contributions payable in respect of share subscription and purchase option plans, where exercise of the options seems probable.

EARNINGS PER SHARE

Earnings per share is presented in accordance with CRC Regulation No. 99-02, paragraph 41. Basic earnings per share is calculated taking into account net income for the year and the weighted average number of shares outstanding during the period. For each period presented, basic and diluted earnings per share are identical because there were no material potentially dilutive items. No reconciliation of basic and diluted earnings per share has therefore been presented.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The consolidated statements of cash flows are presented in accordance with CRC Regulation No. 99-02, paragraph 426. This statement analyzes changes in cash and cash equivalents, including bank and postal checking account balances, cash and short-term investments (generally less than three months).

For foreign subsidiaries, each item in the statement is determined in local currency and translated into euro at average exchange rates.

5 – PROPERTY

NATURE OF AND MOVEMENTS IN PROPERTY

(In € millions)

	Gross book value as of 12/31/03	Additions	Disposals	Translation differences	Gross book value as of 12/31/04
Land	5	-	-	-	5
Buildings	160	1	(6)	-	155
Machinery and equipment	201	11	(29)	(3)	180
Rental equipment	36	2	(7)	(1)	30
Total	**402**	**14**	**(42)**	**(4)**	**370**

DEPRECIATION AND RESERVES

(In € millions)

	Accumulated depreciation and reserves as of 12/31/03	Charges	Disposals	Translation differences	Accumulated depreciation and reserves as of 12/31/04
Buildings	(115)	(5)	6	-	(114)
Machinery and equipment	(180)	(13)	28	2	(163)
Rental equipment	(33)	(2)	7	1	(27)
Total	**(328)**	**(20)**	**41**	**3**	**(304)**

6 – GOODWILL (NET OF AMORTIZATION)

(In € millions)	2004	2003	2002
Gross	55	76	107
Accumulated amortization	(48)	(63)	(81)
Net	**7**	**13**	**26**
Amortization of goodwill	7	12	11

Goodwill, net, by entity is as follows:

(In € millions)	2004	2003	2002
Bull HN Information Systems Inc. (USA)	1	2	4
Bull Italia S.p.A. (Italy)	-	4	5
Algar (Brazil)	-	-	7
Bull International N.V. (Netherlands)	5	6	8
Bull S.A. (France)	1	1	2
Total	**7**	**13**	**26**

Bull HN Information Systems Inc. / Bull Italia S.p.A. / Bull Information Systems Ltd

In 1991, Bull bought out Honeywell Inc. and NEC minority interests in Bull HN Information Systems Inc., generating goodwill on these acquisitions of €79 million, justified by the activities of companies located in the United States, Italy and the United Kingdom. Of this balance, €38 million was allocated to the activities sold by Bull HN Information Systems Inc. to Wang Laboratories Inc. at the end of January 1995. In 2002, the residual goodwill balance in respect of Bull Information Systems Ltd, primarily relating to service activities in the United Kingdom, was deducted from the capital gain realized on the sale of these activities to Groupe Steria.

Since the outset, these goodwill balances have been amortized on a straight-line basis over 15 years. The amortization charge for 2004 totaled €6.5 million, following an exceptional amortization charge of €2.2 million to write off the portion of goodwill relating to activities in Italy considering their profits.

Algar Bull

In April 1999, Bull purchased the shares held by the Algar Group in its South American subsidiaries (Argentina, Brazil, Chile and Uruguay).

This €33 million transaction generated goodwill of €28 million, initially amortized over 7 years.

An exceptional amortization charge of €7 million was recorded in 2001 to take account of the uncertain economic future of the South American market.

The amortization charge for 2003 totaled €7.6 million, following an exceptional amortization charge of €3.5 million recorded in June 2003 to take account of local economic constraints.

As of December 31, 2003, this goodwill once totally amortized was reversed.

Bull International N.V. and Bull S.A.

In 1987, net goodwill in the amount of €43 million was recorded in connection with the recognition in the books of Bull of a liability of USD 80 million in respect of the purchase of Bull HN Information Systems Inc.'s interest in Bull S.A. and Bull International N.V. This goodwill is being amortized on a straight-line basis over a period of 20 years. The annual amortization charge is €2.1 million. Accumulated amortization as of December 31, 2004 amounted to €37.5 million.

7 - INVESTMENTS

(In € millions)	2004	2003	2002
Equity investments	4	3	3
Other investments	23	32	25
Bull share loans	1	1	2
Loans and advances	5	4	5
Total	**33**	**40**	**35**

Equity investments: as of December 31, 2004, this heading primarily comprises investments in Bull Finance (48.6%) and Seres (34%).

The Group's share in the net income/(loss) of companies accounted for by the equity method is included in the consolidated statement of income under the heading "Share of net income/(loss) of equity affiliates."

Other investments: in 2004, the decrease in Other investments was mainly due an additional provision of €9 million recorded for NEC Computers International BV shares to account for this Company's losses and reduce the shares to their probable realizable value.

As of December 31, 2004, Other investments include Steria shares (6.02%) with a net value of €18.7 million and NEC Computers International BV shares (3.52%) with a net value of €3 million. The number of shares held by the Group is unchanged since the end of December 2003.

Bull share loan: this loan was granted on the creation of the Group Corporate Savings Scheme in June 2000 (see Note 25 - Stock Compensation Plans). The shares acquired by Bull were loaned to the bank responsible for managing the scheme until July 20, 2005. The bank gradually repays these shares to Bull in line with the early withdrawal of employees from the scheme. The loan bears interest at 0.20% of the outstanding loan amount. At the end of December 2004, the gross value of the shares on loan was €22.1 million, provided in the amount of €20.7 million to take account of the drop in the Bull share price.

Loans and advances: these primarily relate to receivables from companies accounted for by the equity method and certain minority investments.

8 - OTHER NON-CURRENT ASSETS

(In € millions)	2004	2003	2002
Trade receivables due beyond one year	9	39	20
Advance payments to Pension funds*	2	2	43
Total	**11**	**41**	**63**

* (see Note 23 – Post-retirement benefits)

Trade receivables due beyond one year regroups invoices for which payment is due beyond one year, typically the part due beyond one year of receivables corresponding to a non-cancelable medium term rental contract (see note 10 – Trade Receivables). The movement in 2003 is mainly attributable to the reclassification of Steria receivables in the amount of €7 million and a note receivable from Steria in the amount of €11 million from short term in 2002 to long term in 2003.

The weighted average rate of interest received on trade receivables due beyond one year was 4.6% in 2004, 3.7% in 2003, and 5.2% in 2002.

The decrease in "Advance payments to pension funds"

reflects the financial consequences of the decision by Bull HN in the United States to terminate this pension plan (see Note 20 – Other income and expenses, net). In 2003, the excess pension contributions were withdrawn from the pension trust and repaid to Bull HN after approval from the US federal authorities.

9 - INVENTORIES

(In € millions)	2004	2003	2002
Finished products	45	54	72
Work-in-progress, raw materials and supplies	25	25	26
Spare parts	47	56	71
Allowance for slow-moving inventories	(69)	(75)	(84)
Total	**48**	**60**	**85**

Since 1997, Bull has progressively adapted its accounting treatment of spare parts to reflect changes in its activities. These changes involved the globalization of spare part flows and a reduction in unit values and led the Group to view spare parts as inventory items and not property. This process was launched in 1997 with the transfer of micro computer hardware spare parts and continued in 1998 with the transfer of Unix parts, in 1999 with the transfer of parts held at French central warehouses and in 2000 with the transfer of parts held in other geographical areas in Europe.

In 2002, recognition of the obsolescence of spare parts led to a €18 million increase in the inventories provision.

10 - TRADE RECEIVABLES

Equipment leases

Non-cancelable, medium-term sales-type leases, recorded at discounted present value of future minimum rentals receivable, are not material. In general, equipment leases are entered into for an initial period of one to two years during which they cannot be cancelled.

Equipment lease contracts backed by external financing without recourse against Bull are treated as lease contracts between the financial institution providing the funds and the final customer, in respect of which Bull collects the lease installments on behalf of the financial institution.

Sale of trade receivables

The securitization contract initiated on January 15, 2003 remained in effect in 2004 and was renewed until December 15, 2005.

As of December 31, 2004, the financing obtained from the securitization contract totaled €43 million, compared to €54 million as of December 31, 2003 and was recorded under short-term borrowings.

It should be noted that this 3-year contract, which replaced the Dailly receivables sale program in place in France since 1998, involved Bull S.A, Bull's operating subsidiary in France, and Integris Data France until its merger with Bull S.A. on July 1, 2004. It could be terminated at the end of each one-year financing commitment period (in theory one year, the initial period exceptionally ending on March 31, 2004) or should certain events occur affecting the beneficiary companies of the securitization (particularly the performance of the receivables portfolio) and the Groupe Bull results and ownership structure. Such events did not occur in 2003 and 2004.

Since 2003, there have been no other sales of Dailly receivables in France. As of December 2002, these sales totaled €55 million.

Sales of trade receivables in other European countries totaled €1 million at the end of December 2004 compared to €2.5 million at the end of December 2003 and €13 million at the end of December 2002. These sales of receivables without recourse are deducted from Trade receivables in the balance sheet.

11 - OTHER RECEIVABLES

(In € millions)	2004	2003	2002
R&D financing receivables	8	10	13
Supplier advances	14	15	12
Employee-related receivables	2	1	3
Deposits and guarantees paid	13	16	20
Other operating receivables	9	19	75
Prepayments	14	18	22
Total	**60**	**79**	**145**

As of December 31, 2003, Other operating receivables include receivables of €14 million due from Steria. These receivables were settled following an agreement with Steria at the end of December 2004 (see Note 27).

12 – SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2004, Bull share capital comprised 960,968,657 shares with a par value of €0.01 each.

The transactions involving Bull's share capital in 2004 are described in Notes 2 (Going concern and recapitalization) and 3 (Impact of recapitalization operations on shareholders' equity) .

No share capital increases or decreases were performed during 2003 and 2002.

13 - MINORITY INTERESTS

There are no longer any minority interests in Groupe Bull subsidiaries following the sale of GPES in March 2003, in which Bull had a 51% interest.

In prior years, minority interests also included Osis Services until the buy-out of minority interests in October 2002.

14 – SHAREHOLDER ADVANCE AND FIXED-TERM SUBORDINATED LOAN

The French State granted a cash advance of €450

million, of which €100 million was paid at the end of December 2001 and the balance at the end of June 2002. This advance constituted "rescue aid" as defined by EC law and took the form of a shareholder advance bearing interest at the market rate. In its decision of November 13, 2002, the European Commission considered this shareholder advance to be compatible with the provisions of the EC treaty relating to government aid.

On March 31, 2004, the advance from the French State was converted into a fixed-term subordinated loan, maturing in January 2033 and bearing interest at 5.23% until the end of 2004, and 0.3% until maturity, thus removing the short-term liquidity risk for Bull. The subordinated nature of this loan was confirmed by the exchange of over 80% of outstanding OCEANE bonds.

The fixed-term subordinated loan, including interest, amounted to €516.9 million as of December 31, 2004.

Following the European Commission's decision on December 1, 2004 to approve the granting of restructuring aid to Bull, subject to the prior repayment of the fixed-term subordinated loan, and the French State's commitment on December 28, 2004 to allocate this aid to Bull under the same terms and conditions, on January 11, 2005, Bull repaid the fixed-term subordinated loan with funding from a financial institution. The financial institution was reimbursed on January 14, 2005 after the payment of the restructuring aid to Bull.

15 - LONG-TERM DEBT

(In € millions)

As of December 31,	2004		2003		2002	
	Due beyond one year	Due within one year	Due beyond one year	Due beyond one year	Due beyond one year	Due beyond one year
MATURITY ANALYSIS:						
Bonds, notes and debentures	2	-	204	-	198	-
Bank loans	-	-	1	2	3	5
Total	**2**	**-**	**205**	**2**	**201**	**5**
CURRENCY ANALYSIS:						
Euro	2	-	205	2	201	5
Total	**2**	**-**	**205**	**2**	**201**	**5**

MATURITIES OF LONG-TERM DEBT AS OF DECEMBER 31, 2004		2005	2006	2007	Total
	-	-	2	2	

(*) The maturity of bonds convertible and/or exchangeable for shares, set forth in the initial terms and conditions of issue on January 1, 2005, was extended to January 1, 2033 by the bondholders' general meeting of December 11, 2003 subject to certain conditions precedent (see below).

Bonds, notes and debentures

Bonds, notes and debentures as of December 31, 2004 comprised 519,558 bonds convertible and/or exchangeable for shares (OCEANE), issued in May 2000, with a par value of €15.75, maturing on January 1, 2033, and bearing 0.1% interest per annum, with an exchange parity of 1 bond for 1 share. Considering these characteristics, in particular the date of maturity, these bonds represent a debt on the balance sheet with a present value of €1.8 million (a nominal value of €8.2 million).

These OCEANE characteristics, which amend the initial terms and conditions of issue, have been effective since December 1, 2004, the date of the European Commission's approval of restructuring aid for Bull. The amendments to the initial terms and conditions of issue were approved by the General Meeting of bondholders on December 11, 2003, subject to conditions precedent, particularly the acceptance of the terms and conditions governing the French State debt by the French State and the European Commission (see below).

The initial number of outstanding bonds, 11,495,396, sharply decreased in 2004, mainly due to the public exchange offer that took place during June-July 2004.

Pursuant to the resolutions adopted by the Board of Directors, OCEANE bondholders were offered the option of contributing their bonds to the public exchange offer which took place between June 14, 2004 and July 2, 2004 (prospectus approved by the AMF – No. 04-576), in accordance with the following terms and conditions:

- either, a parity of 20 new shares for each bond for the 1st leg of the public exchange offer,
- or, a parity of 16 new shares and 16 share subscription warrants for each bond for the 2nd leg of the public exchange offer, each warrant conferring entitlement to subscribe to one share at the subscription price determined for the share capital increase initiated on the market, i.e. €0.1 per share.

The results of the public exchange offer were as follows: out of a total of 11,495,396 OCEANE bonds, 10,974,037 were contributed to the offer (95.46%), including:

- 201,451 contributed under the 1st leg, resulting in the issue of 4,029,020 new shares;
- 10,772,586, or 98% of total bonds exchanged contributed under the 2nd leg, resulting in the issue of 172,361,376 shares with share subscription warrants.

The warrants, detached on July 15, conferred entitlement until December 15, 2004 to subscribe for one Bull share at a price of €0.10 per share. 171,857,712 or 99.7% of the share subscription warrants were exercised.

Futhermore, the bondholders, after having taken note of the Bull Board of Directors' report at their general meeting of December 11, 2003, had accepted, subject to conditions precedent, a series of amendments to the initial terms and conditions of issue.

The amendments are as follows:

- reduction in the bond coupon to 0.1%, effective as of the year beginning January 1, 2004, for interest accrued from this date;
- extension of the normal bond maturity date to January 1, 2033;
- elimination of the bond redemption premium, reducing the redemption value to €15.75.

It should be noted that the bondholders' general meeting that took place on January 31, 2005, approved a resolution proposing a temporary conversion period regarding the outstanding OCEANE bonds, with a specific conversion ratio of 15 shares for 1 OCEANE bond. This operation has led to the conversion of 459 289 OCEANE bonds, it has also implied an increase of the shareholders' equity of €1.6 million, and a reduction of the economic value of the remaining OCEANE bonds to €0.2 million. Since April 1, 2005, the conversion ratio is again 1 share for 1 OCEANE bond.

In July 2002, Bull repaid the €91 million 5-year debenture loan issued in July 1997, bearing interest at an annual rate of 5.25%.

Bank loans

Bank loans comprise a number of loans taken out primarily by Bull Italia S.p.A. maturing between 2003 and 2008.

16 – RESTRUCTURING RESERVES

Movements in restructuring reserves between the end of December 2001 and the end of December 2004 were as follows:

(In € millions)	Programs prior to 2001	2001 prog.	2002 prog.	Total
Balance as of 12/31/2001	14	91	-	105
2002 charge	-	-	225	225
2002 consumption	(3)	(73)	(177)	(253)
Balance as of 12/31/2002	11	18	48	77
2003 consumption	(2)	(10)	(39)	(51)
Balance as of 12/31/2003	9	8	9	26
2004 consumption	(5)	(6)	(5)	(16)
Balance as of 12/31/2004	**4**	**2**	**4**	**10**

The residual balance of €10 million as of December 31, 2004 relates primarily to firm commitments granted to former employees and social security organizations pursuant to the various Bull S.A. restructuring programs.

17 - OTHER ACCRUED LIABILITIES AND PROVISIONS AND OTHER NON-CURRENT

LIABILITIES

The distinction between "Other accrued liabilities" and "Provisions and other non-current liabilities" reflects the timing of the liability or risk involved.

Other accrued liabilities

(In € millions)	2004	2003	2002
Taxes other than income	5	8	35
Payroll	25	27	34
Other personnel costs	71	67	78
Interest expense	-	1	1
Purchase invoice accruals and other items	144	202	231
Total	**245**	**305**	**379**
Incl. short-term provisions	105	130	146

Provisions and other non-current liabilities

(In € millions)	2004	2003	2002
Defined benefit pension plans	89	89	81
Other pension plans	22	20	30
Other personnel costs	22	25	22
Other	29	17	15
Total	**162**	**151**	**148**

Other personnel costs mainly corresponds to debts vis-à-vis *social security organizations.*

Breakdown of the annual movement in provisions for contingencies and losses:

(In € millions)	End of 2003	Charge	Reversal: amounts used	Reversal: amounts not used	Other movements	End of 2004
Long-term provisions for contingencies and losses						
Defined benefit pension plans	89	5	-2	-3	-	89
Other pension plans	20	2	-	-	-	22-
Other personnel costs	25	5	-6	-1	-1	22
Other	17	6	-	-	6	29
Sub-total	**151**	**18**	**-8**	**-4**	**5**	**162**
Short-term provisions for contingencies and losses						
Personnel costs and similar commitments	17	9	-5	-1	1	21
Customer claims	8	3	-6	-1	-	4
Product warranties	3	2	-1	-	-	4
Other contingencies and losses relating to products and services sold	17	7	-4	-2	-	18
Other	85	16	-24	-20	1	58
Sub-total	**130**	**37**	**-40**	**-24**	**2**	**105**
TOTAL	**281**	**55**	**-48**	**-28**	**7**	**267**

The €71 million represent accruals for payroll related contributions (€38 million), for vacation and holiday allowances (€11 million), for travel and living expenses (€2 million), as well as risks related to employees (€20 million) such as the reorganization costs of a subsidiary in Italy, costs of an in process control of payroll-related contributions and risks linked to employee-related conflicts.

18 - FINANCIAL INSTRUMENT RELATED RISK MANAGEMENT

CURRENCY RISK

Groupe Bull is exposed to currency risks on transactions denominated in foreign currency and as a result of financial relations between entities, particularly with the parent company.

These treasury transactions are coordinated by the Group Treasury Department and governed by specific authorization and internal control procedures.

Excluding a few exceptional cases, subsidiary transactions are performed in the local currency. Foreign exchange risk is, therefore, primarily borne by the parent company, Bull.

The Group uses hedging instruments to reduce its exposure to currency risks: outright spot and forward purchases and sales of foreign currency, and trading swaps.

Currency risk exposure arises as a result of the Group's trading and financial foreign exchange position.

Currency risk exposure in respect of the trading foreign exchange position:

This risk arises as a result of the difference (in each currency) between commercial purchases and sales and is recognized at the invoicing stage.

It should be noted that, as an exception to the rule, the trading foreign exchange position of Bull S.A., responsible for raw material and component supplies, is recognized on a budgetary basis (forecast net USD purchase flows).

Currency risk exposure in respect of the financial foreign exchange position:

Entities holding loans/borrowings and/or financial instruments denominated in a currency other than their operating currency have a financial foreign exchange position. This mainly concerns the Bull parent company and to a much lesser extent, certain Groupe Bull companies.

All internal structural loans/borrowings, with no fixed maturity, between Bull and the entities with foreign operating currencies, are excluded from this position.

Hedging instruments are used with the sole aim of reducing overall Groupe Bull exposure to foreign exchange risk in order to maintain it within predefined limits. Liquidity and counterparty risk can be considered extremely limited, given the type of hedging instruments used and the choice of leading counterparties.

In 2004, hedging transactions were entered into with respect to the Group's net overall position (all entities taken together) and exceptionally the risk generated by a sales agreement for major supplies in US dollars.

Group exposure to currency risks after hedging of the foreign exchange position (trading and financial position) is as follows (the amounts in parentheses correspond to net liabilities in foreign currencies):

CURRENCY RISKS AS OF DECEMBER 31, 2004

(In € millions)	USD	GBP	Other currencies
Balance sheet items:			
Exposure	(13)	(13)	-
Forward foreign exchange contracts	41	-	-
NET	**28**	**(13)**	

CURRENCY RISKS AS OF DECEMBER 31, 2003

(In € millions)	USD	GBP	Other currencies
Balance sheet items:			
Exposure	(15)	(5)	(1)
Forward foreign exchange contracts	18	-	-
NET	**3**	**(5)**	**(1)**

CURRENCY RISKS AS OF DECEMBER 31, 2002

(In € millions)	USD	GBP	Other currencies
Balance sheet items:			
Exposure	(56)	49	2
Forward foreign exchange contracts	48	(22)	-
NET	**(8)**	**27**	**2**

INTEREST RATE RISK

The majority of outstanding borrowings at the end of 2004 are fixed-rate and do not expose the Group to any specific risks. The Group did not hold any interest rate hedging instruments as of December 31, 2004.

(In € millions)	2004	2003	2002
Fixed rate:			
Financial assets	-	-	-
Financial liabilities	(3)	(206)	(201)
Sub-total	**(3)**	**(206)**	**(201)**
Floating rate:			
Financial assets	205	99	64
Financial liabilities	(44)	(56)	(5)
Sub-total	**161**	**43**	**59**
Total	**158**	**(163)**	**(142)**

19 - CREDIT RISK CONCENTRATION

Excluding amounts owed by related companies, no single customer represents over 10% of total trade receivables.

20 - OTHER INCOME AND EXPENSES (NET)

(In € millions)	2004	2003	2002

Exchange gains/(losses)	-	-	(5)
Net gains on the disposal of assets	19	7	60
Provisions on investments	(8)	5	(13)
Adjustments to pension plans	-	7	(104)
Other	(3)	6	(44)
Total	**8**	**25**	**(106)**

2004:

Net gains on the disposal of assets include:

- €11.2 million in respect of reversed provisions, following the agreements with Steria concerning the settlement of various claims with regard to the sale of Bull's service activities (in Europe and excluding France) in 2001;
- €2.8 million as a result of the reversal of provisions relating to the sale of various activities in previous years;
- €2.3 million in respect of the sale by Bull of subscription rights attached to treasury shares as part of the share capital increase;
- €1.2 million in respect of the net capital gains on real estate sales in France, Belgium and Argentina;
- €1 million in respect of gains from the liquidation of IPC France, Evidian UK and Bull Incubator;
- €0.8 million in respect of the profit from the sale of Kelkoo shares and subscription rights.

The net loss of €8 million corresponding to the adjustment to the provision for the write-down of investments breaks down as follows:
- an additional provision of €9.1 million for NEC Computers International BV investment securities (3.5% interest), given this company's losses;
- a provision reversal of €1.4 million in respect of the upswing in the price of the Bull treasury shares acquired under the Group Savings Scheme launched in June 2000.

The miscellaneous net losses of €3 million reflect the net impact of provision reversals in previous years and charges relating to employee departures.

2003

Net gains on the disposal of assets include:
- €2.8 million in respect of the liquidation of Evidian US;
- €1.8 million as a result of the reversal of provisions relating to the sale in June 2002 to Steria of UK service activities;
- €0.9 million in respect of the capital gain on the sale of GPES in March 2003;
- €1 million as a result of the reversal of provisions relating to the sale of various activities in previous years.

Write-backs of net investment impairment provisions take into account:
- the upturn in the stock market value of Steria shares (€7 million);
- an additional charge of €2 million for the Bull shares purchased within the framework of the Group Savings Scheme set up in June 2000.

Pension plan value adjustments resulting in a net gain of €7 million, involving:
- the reversal of the provision of €13 million in respect of pension plans in the United States, as the amounts collected by Bull HN in June 2003 proved higher than expected;
- a €4 million expense in Germany, following the changes in the pension plan discounting rate;
- a €2 million expense for Bull S.A. in France in respect of hedging adjustments.
- other gains (€6 million) including reversal of the provisions of €4.7 million relating to monetary risks in Argentina and the reversal of €4.6 million from the provisions recognized last year following the discontinuation of various activities (adjustments to asset values, premises occupation plans, liquidation of activities, etc.) a €3.5 million provision charge in respect of the costs incurred during the Group recapitalization process.

2002

Net gains on the disposal of assets include:
- €30 million in respect of the sale in February to Canal Plus of the real estate complex at Louveciennes;
- €21 million (before tax) in respect of the sale in June to Steria of UK service activities;
- €10 million in respect of the sale in February of Lottomatica securities in Italy;
- €1 million in respect of the sale in February and December of Steria shares.

Investment impairment provisions take into account:
- the fall in the stock market value of Steria shares (€7 million), Bull shares (€3 million) purchased within the framework of the Group Savings Scheme set up in June 2000 and Penguin shares in the United States (€1 million);
- accumulated losses relating to the Group's minority interest in the Italian company Ciaol@b (€2 million).

Pension plan valuation adjustments resulting in a €100 million charge in respect of pension plans in the United States. This charge is the financial consequence of the decision taken on June 13, 2002 by Bull HN Information Systems Inc. (Bull HN), to terminate its pension obligations to beneficiaries no longer active within the company (retired employees and persons having left the company). Bull HN took out two insurance policies resulting in the transfer of its entire pension obligations to insurance companies.

In addition, Bull HN informed active employees within the company of its intention to terminate their pension plan, either by subscribing an insurance contract or making a global payment in settlement of all rights. This was performed during the second half of 2002.

Prior to the above decisions, Groupe Bull's consolidated assets included Advance payments to pension funds of USD 135 million (€137 million), included in the heading "Other non-current assets" (see Note 8), in respect of the

Bull HN pension plan. This plan was a defined benefits plan under which vested entitlement was frozen with effect from December 31, 1994. Advance payments to pension funds represented the excess of fund asset values over the discounted present value of forecast pension entitlement.

On completion of the above transactions and after approval by US federal authorities, Bull HN will receive, during the first half of 2003, partial repayment of Advance payments to pension funds estimated at an amount, net of tax, of USD 42.5 million (€43 million).

At the end of December 2002, the difference between Advance payments to pension funds and the final estimated net cash amount (USD 92.4 million or €100 million, taking into account movements in the euro/dollar exchange rate) was recorded in the statement of income in Other income and expenses.

- an expense of €16 million in Germany, due to the fall in asset values making up the pension plan;
- a reversal of €12 million in the United Kingdom from the pension plan provision recorded as of December 31, 2001. This reversal corresponds to the pension funds transferred to Steria, resulting, in return, in a reduction in the number of shares received in consideration for the transfer to Steria of service activities in the United Kingdom.
- other expenses in the amount of €44 million including €41 million following the discontinuation of various activities (adjustments to asset values, premises occupation plans, liquidation of activities, etc.) and €3 million in respect of monetary risks in Argentina.

21 - CORPORATE INCOME TAX

Groupe Bull is liable to various corporate income taxes based on legislation existing in the countries in which it operates.

Bull does not file its income tax report as part of a worldwide tax consolidation group, and only French companies are consolidated for tax purposes, except for Evidian and Serrib. In 2004, Bull S.A. was no longer part of the tax consolidation group.

The corporate income tax charge consists of the following:

(In € millions)	2004	2003	2002
Corporate income tax charge (credit)	2	3	14
Deferred tax charge (credit)	(52)	-	29
Corporate income tax charge (credit)	**(50)**	**3**	**43**

Deferred tax assets and liabilities as of December 31, 2004 are summarized as follows:

(In € millions)	2004	2003	2002
Tax impact of:			
Losses carried forward	815	965	840
Temporary differences	52	45	40
Gross deferred tax assets	**867**	**1,010**	**880**
Valuation allowance	(815)	(1,010)	(880)
Net deferred tax assets	52	-	-
Deferred tax liabilities	-	-	1

Deferred taxes

A valuation allowance was recorded to reduce the gross value of deferred tax assets to their expected realizable value to zero in 2002 and 2003, considering the uncertainties surrounding the Group's continuation as a going concern.

In the past two years, the Group has reported an operating income, reflecting a permanent return to profitability. At the end of 2004, all the uncertainties surrounding Bull were removed due to the success of the recapitalization plan, as described in the previous notes. Hence, it seems reasonable to recognize in the consolidated balance sheet a portion of Groupe Bull's deferred tax assets as of December 31, 2004. This takes into account the ability to generate current income before taxes under the Group's strategic plan presented by the French State to the European Commission for the granting of restructuring aid with a financial recovery clause. Deferred tax assets were calculated by selectively retaining the major temporary differences forecast for the next three years (up to €33.2 million) and taking into account the probable tax impact of the financial recovery clause (up to €18.5 million), which may be exercised over a period of eight years.

Effective tax rate

The effective tax rate varies from statutory rates primarily due to utilization of tax loss carry forwards and recognition of deferred tax assets. A reconciliation has not therefore been presented of these two tax rates.

Loss carry forwards

As of December 31, 2004, Groupe Bull had total estimated loss carry forwards available for offset against future taxable income of €2,428.4 million. This balance includes losses of €1,452.3 million which can be carried forward indefinitely and the following amounts which expire, if not utilized, in the year indicated: €79.9 million in 2005, €163.1 million in 2006, €733.1 million in 2007 and beyond. The amount shown for 2007 and beyond includes €312.5 million available for offset against future long-term capital gains.

It is worth mentioning the exceptional risk regarding the majority of US loss carry forwards (€595 million) in respect of a US tax specification (Section 382 "Change in ownership"), which mainly relates to the change in Groupe Bull's share ownership by more than 50% within three years.

22 - NET INCOME/(LOSS) OF EQUITY AFFILIATES AND DISCONTINUED OPERATIONS

- In fiscal year 2004, as in 2003, the share of net income/(loss) of equity affiliates was immaterial.
- In fiscal year 2002, the Group share of equity affiliate losses of €3 million was offset by first quarter 2002 operating profits reported by service activities in the United Kingdom (€4 million). These activities were

sold to Steria at the end of March 2002 and removed from the scope of consolidation as from January 1, 2002.

23 - POST-RETIREMENT BENEFITS

Groupe Bull offers various post-retirement benefits to its employees, including defined benefit pension plans in the US and Western Europe, and a US plan for post-retirement health care benefits.

Defined Benefit Pension Plans

The characteristics of these plans (benefits provided, funding and asset investment policy) vary according to the laws and regulations applicable in each country.

Most of Bull HN Information Systems Inc. ("Bull HN") US based employees were covered by defined benefit retirement plans. Initially, the Bull HN pension plan was modified in order to freeze, with effect from December 31, 1994, the benefits due under this plan in respect of vested rights held at this date by beneficiaries. Bull HN subsequently decided in June 2002 to terminate its pension commitments to beneficiaries no longer active within the company (retired employees and persons having left the company), by taking out two insurance contracts resulting in the transfer of all pension commitments to insurance companies. A similar transaction was also performed in November 2002 to terminate the pension plan of active employees within the company, either by subscribing an insurance contract or making a global payment in settlement of all rights (see Note 20 – Other income and expenses, net).

In accordance with the amendment to the heads of agreement of November 26, 2001 between Bull and Steria, pension plans in the UK were transferred from Bull Information Systems Ltd ("BISL") to Steria. Hence, the active employees at BISL ceased to accrue rights as from September 30, 2002 in the defined benefit plans transferred to Steria. As of the date hereof, BISL has set up a new defined contribution pension plan.

The other Group companies located in Western Europe sponsor defined benefit plans or make payments upon retirement which are comparable to those made under defined benefit plans.

Other post-retirement benefits

Bull HN Information Systems Inc. and some of its subsidiaries provide health care benefits to employees who have taken early retirement, up to the date on which they reach normal retirement age.

Effective January 1, 1995, Bull HN amended its post-retirement medical plan to exclude all employees who did not meet the early retirement eligibility criteria as of December 31, 1994. As a result of this amendment, the amortization period for the transition obligation was reduced from 20 years to 5 years, which has become the average future benefit period of the remaining plan participants.

The assumptions used in the measurement of the benefit obligations reflect the situation in each country and are summarized in the following table:

(Percentage)	Pension benefits 2004	2003	2002	Other post-retirement benefits 2004	2003	2002
Discount rate	4.50-5.75	5.00-5.50	5.50-8.00	6.25	7.25	7.25
Expected return on plan assets	4.50-6.15	5.50-6.25	5.00-7.00	N/A	N/A	N/A
Rate of compensation increase	1.00-3.50	1.00-3.00	1.00-4.00	N/A	N/A	N/A

Net periodic benefit costs include the following elements:

(In € millions)	Pension benefits 2004	2003	2002	Other post-retirement benefits 2004	2003	2002
Service cost	2	3	5	-	-	-
Interest cost	13	13	37	-	-	-
Expected return on plan assets	(8)	(8)	(32)	-	-	-
Amortization of transition obligation	-	-	(5)	-	-	-
Amortization of prior service cost/(credit)	(1)	(1)	(1)	-	-	-
Amortization of net losses/(gains)	-	4	-	-	(2)	(1)
Loss on reduction in value	3	-	(6)	-	-	-
Loss on plan termination	-	(13)	97	-	-	-
Net periodic benefit cost/(credit)	**9**	**(2)**	**95**	**-**	**(2)**	**(1)**

Summarized information on the Group's post-retirement plans

(In € millions)	Pension benefits 2004	2003	2002	Other post-retirement benefits 2004	2003	2002
CHANGE IN BENEFIT OBLIGATION						
Benefit obligations at beginning of year	242	239	1 270	1	3	7
Service cost	2	3	5	-	-	-
Interest cost	13	13	37	-	-	-
Participants' contributions	1	1	1	-	-	-
Actuarial loss/(gain)	12	(7)	7	2	(1)	(2)
Acquisitions/(divestitures)	-	10	(389)	-	-	-
Amendments to the UK plan	3	-	6	-	-	-
Increase in obligations following termination of US pension plans	-	-	78	-	-	-
Impact of the termination of certain plans	(8)	(2)	(678)	-	-	-
Foreign currency translation	(1)	(1)	(59)	-	-	-
Benefit payments	(13)	(14)	(39)	(1)	(1)	(2)
Benefit obligations at end of year	**251**	**242**	**239**	**2**	**1**	**3**
CHANGE IN PLAN ASSETS						
Fair value of plan assets at beginning of year	156	184	1 306	-	-	-
Actual return on plan assets	19	11	37	-	-	-
Employer contributions	9	8	7	-	1	2
Participants' contributions	1	1	1	-	-	-
Acquisitions/(divestitures)	-	6	(331)	-	-	-
Transfer to US 401K plan	-	-	(17)	-	-	-
(Losses)/gains	-	13	(13)	-	-	-
Termination of the US plan	(8)	-	(693)	-	-	-
Repayment from US	-	(50)	-	-	-	-
Foreign currency translation	-	(3)	(74)	-	-	-
Benefit payments	(13)	(14)	(39)	-	(1)	(2)
Fair value of plan assets at end of year	**164**	**156**	**184**	**-**	**-**	**-**
FUNDED STATUS						
Funded status at end of year	(87)	(86)	(55)	-	-	(3)
Unrecognized net actuarial losses/(gains)	(7)	(4)	11	-	(4)	(4)
Unrecognized transition liability/(asset)	-	-	-	-	-	-
Unrecognized prior service cost	(2)	(3)	(4)	-	-	-
Net amount recognized in balance sheet	(96)	(93)	(48)	(2)	(4)	(7)
Net asset/(liability) recognized	**(96)**	**(93)**	**(48)**	**(2)**	**(4)**	**(7)**

Defined Contribution Pension Plans

The pension cost under defined contribution plans set up by Groupe Bull companies was €22 million in 2004 (compared to €20 million in 2003 and €30 million in 2002).

These costs are shown in the consolidated balance sheet under the heading "Provisions and other non-current liabilities" in the amount of €22 million in 2004 (compared to €20 million in 2003 and €14 million in 2002).

24 - REMUNERATION OF CORPORATE OFFICERS, EMPLOYEE INFORMATION

Salaries, emoluments and performance bonuses paid to the 11 members of the Executive Committee in 2004, during the period of their office, totaled €4.7 million (compared to €4.4 million in 2003 and €4.9 million in 2002).

Directors' fees of €22,500 were paid to members of the Board of Directors in respect of fiscal year 2004, compared to directors' fees of €15,000 in 2003 and €45,000 in 2002.

In addition, current Bull management benefits from stock option plans implemented by the Group. There were 55,000 options allocated in 1998 and 2000 that remain available for exercise as of December 31, 2002. No options have been exercised since allotment by current or former Bull management (see Note 25 - Stock compensation plans).

Total Groupe Bull employee costs, including social security contributions, amounted to €472.4 million in 2004, compared to €495.6 million in 2003 and €638.6 million in 2002.

Groupe Bull employees totaled 7,531 as of December 31, 2004 and break down as follows:

Employees by business sector

	2004	2003	2002
Products and other	2,985	2,982	3,316
Maintenance	1,695	1,820	1,932
Services	2,851	2,991	3,103
Total employees	**7,531**	**7,793**	**8,351**

Employees by geographical area

	2004	2003	2002
France	4,583	4,696	4,877
Europe (excl. France)	1,894	2,022	2,215
North America	450	473	532
Latin America	316	311	412
Asia and Africa	288	291	315
Total employees	**7,531**	**7,793**	**8,351**

25 - STOCK COMPENSATION PLANS

Share subscription plans (June 1998, February 2000 and July 2001)

Using the authorization granted by the Shareholders' Meeting of April 8, 1998, the Board of Directors decided on February 10, 2000 the allotment of the residual balance of share subscription options, that is 3,296,650 options, at a strike price of €7.99 per share. This total comprises 1,297,000 lapsed options allocated in previous plans, in addition to an alternative offer of 988,750 shares in consideration for the forfeiture of the same number of options allocated by the Board of Directors on June 11, 1998; 920,425 options from the 1998 plan were therefore forfeited and 68,325 options from the same plan were maintained by their beneficiaries.

As with previous plans, this new plan is divided into three portions depending on the countries in which the companies of the beneficiary employees are located: one portion for UK employees and company officers, one portion for US employees and company officers, and one portion for employees and company officers in France and other countries not benefiting from the first two portions. Each portion is subject to vesting conditions specific to the countries concerned.

The Board of Directors' meetings of July 20, 2000 and October 26, 2000, using the authorization granted by the Shareholders' Meeting of April 13, 2000, allotted 391,136 options in July and 359,000 options in October with a strike price of €8.67 or €9.13 (July) and €6.65 (October).

The Board of Directors' meeting of July 19, 2001, again using the authorization granted by the Shareholders' Meeting of April 13, 2000, decided to allot 27,500 share subscription options with a strike price of €1.98.

The key characteristics of these plans as of December 31, 2004 were as follows:

	1998 plan	2000 plan	2000 plan	2000 plan	2001 plan	2004 plan
Date of shareholders' meeting	04/08/1998	04/08/1998	04/13/2000	04/13/2000	04/13/2000	02/25/2004
Date of Board of Directors' meeting	06/11/1998	02/10/2000	07/20/2000	10/26/2000	07/19/2001	12/02/2004
Number of options initially allotted	1,214,050	3,296,650	381,136	344,000	27,500	18,262,500
- including members of the Executive Committee	223,500	531,000	10,996	140,000	-	1
Number of beneficiaries	548	1,121	966	74	5	6,905
- including members of the Executive Committee	16	12	3	7	-	-
Portion	A-B-C					A-B-C
Exercise start date	06/11/2003	02/10/2002	07/20/2004	10/26/2002	07/20/2004	12/17/2004
Expiry date	06/11/2008	02/10/2010	07/20/2010	10/26/2010	07/20/2011	12/17/2010
Strike price (in €)	6.24	3.57	3.87 & 4.08	2.97	1.98	0.48
Options exercised in 2004	-	-	-	-	-	-
- including by members of the Executive Committee	-	-	-	-	-	-
- number of members of the Executive Committee - who exercised options in 2004	-	-	-	-	-	-
Number of options available for exercise as of 12/31/2004	15,107	1,475,856	17,390	67,143	-	18,262,500
- including by members of the Executive Committee	-	78,333	-	44,107	-	1,000,000

The options available for exercise as of December 31, 2004 totaled 18,837,996, including 122,440 options held by members of the Executive Committee. This total, as well as the strike prices above mentioned, have been adjusted according to the share capital increase with preferential subscription rights that took place in June-July 2004,

Group Savings Scheme (June 2000)

On February 10, 2000, the Board of Directors also decided to increase the share capital of the Company by issuing 4,713,237 shares reserved for employees of the principal Group companies.

The number of subscribers totaled 8,396, or 51% of total employees in the 16 countries concerned. Employees who invest their savings within the regulated framework of a Group Savings Scheme investment fund benefit after 5 years (or on the occurrence of a possible early withdrawal event) from a capital guarantee:

- if the Bull share price falls below €2.30, the employee is compensated for his loss;
- conversely, if the Bull share price exceeds €2.88, the employee receives 7 times the capital gain (in excess of €2.88) on his personal investment.

The guarantee and leverage effect were organized with the assistance of the bank with which the transactions were launched by Bull in February and July 2000.

In order to create the Group Savings Scheme, Bull purchased 4,668,828 of the shares issued during the share capital increase, at a price of €7.99 in July 2000. These shares were loaned to the bank responsible for managing the scheme until July 20, 2005 (see Note 7: Investments). As of December 31, 2004, a total of 1,902,956 shares had been repaid to Bull (7,708 in 2000, 239,963 in 2001, 684,083 in 2002, 388,907 in 2003 and 582,295 in 2004).

The Group has not bought back any of its own shares since 2002 and the treasury shares held by the Company only correspond to the shares loaned to a bank in connection with the Group Savings Scheme that were partially repaid, as previously indicated.

2004 stock option plan

On December 2, 2004, the Board of Directors decided to allocate 2,500 options to all Group employees, with the exception of those who participated in the "Shareholders and Partners" plan. These options were granted for a period of 6 years beginning December 17, 2004. The share subscription price was set at €0.48 per share.

Beneficiaries acquire their rights on a quarterly basis over 4 years and can only exercise their rights once between the fourth and six year, with the exception of US beneficiaries who may exercise or sell their rights at each subscription anniversary period.

The Board also decided to allocate 1,000,000 stock options to Didier Lamouche under the same terms and conditions as the employee stock option plan, except for accelerated acquisition of rights in the event of departure.

26 - TRANSACTIONS WITH RELATED COMPANIES

The main transactions between Groupe Bull and related companies are detailed below:

(In € millions)	2004	2003	2002
Transactions with NEC:			
Purchases	2	4	1
Transactions with NEC Computers International :			
Purchases	36	36	15
Sales	1	1	3
Accounts payable as of 12.31	7	9	11
Accounts receivable as of 12.31	-	1	3
Transactions avec France Télécom :			
Purchases	15	17	5
Sales	38	34	48
Accounts payable as of 12.31	2	3	3
Accounts receivable as of 12.31	7	11	15

27 - COMMITMENTS AND CONTINGENCIES

Commitments and contingencies received and given can be summarized as follows:

(In € millions)	2004	2003	2002
Receivables sold not matured	1	3	68
Lease commitments	97	118	134
Deposits, endorsements and guarantees given	57	54	47
Other commitments given:			
- guarantees given to banks	19	19	16
- tax guarantees	10	14	22
- guarantees given on the repurchase of equipment	4	6	12
- other guarantees and commitments given	12	14	21
Total	**200**	**228**	**320**

Leasing arrangements

Minimum rental payment obligations under non-cancelable long-term operating leases, principally for real estate, taken out by Groupe Bull as of December 31, 2004, were as follows:

(In € millions)	
2005	14
2006	11
2007	7
2008	5
2009	4
2010 and beyond	56
Total	**97**

Certain leases provide that the leaseholder bears insurance, tax and maintenance costs and most have renewal options and rent review clauses based upon increases in specified indexes. Rental expenses amounted to €17 million in 2004, €20 million in 2003 and €21 million in 2002.

Other commitments and contingencies

In addition to lease commitments and commitments given in connection with long and medium-term borrowings, the Groupe Bull companies have undertaken contractual commitments in the ordinary course of business for a total amount of €102 million in 2004 (as compared to €107 million in 2003 and €118 million in 2002).

Service activities, and in particular managed services, are negotiated with commitments as to duration potentially providing for indemnities.

There is no commitment from the Company to buy back minority interests in its subsidiaries.

Exceptional events and disputes

The Group is not aware of any disputes or instances of litigation or arbitration which have had in the recent past, or are likely to have in the future, a material impact on the financial position, activities or results of Bull or Groupe Bull subsidiaries.

Various claims and legal proceedings are currently in progress. Following asset disposals performed during the last three years, the Group is notably the subject of direct and indirect claims submitted by third parties for a total amount of approximately €25 million. All foreseeable losses at this time have been provided.

Claims relating to the sale of the Bull service activity (in Europe and excluding France) to Steria in 2001

During the second half of 2002, a certain number of claims were submitted reciprocally by Bull and Steria in respect of the application of the clauses of the heads of agreement and amendments, and the exercise of vendor warranties granted by Bull to Steria.

On December 29, 2004, an agreed compensation settlement was concluded with Steria, bringing an end to all the claims and litigation.

Under this agreement, the €11 million receivable due in December 28, 2003 that Bull held against Steria was also settled.

Likewise, regarding the pension plans of Bull Information Systems Limited (BISL), which was acquired by Steria, Bull's commitment to pay Steria half of any additional fund calls (spread over time or in one installment) made by the pension fund managers above the €23 million ceiling set contractually in April 2002 became null and void.

This agreement terminates all litigation that may be covered by warranties and eliminates any risk of implementing warranties, with the exception of tax risks and certain claims in respect of customer contracts.

As of December 31, 2004, all these transactions generated an exceptional gain of €11.2 million.

28 - SEGMENT AND GEOGRAPHICAL INFORMATION

Groupe Bull is an international IT group based in Europe with operations in nearly 100 countries. The companies of the Group market a wide range of computer hardware, administration software and IT services for scientific, industrial, commercial and business applications in the public and private sectors. The Group managed its operations on the basis of the following businesses:

Products: this activity segment covers different levels of information systems architecture. It encompasses enterprise servers, the IT production center, departmental servers, support services for major distributed applications and personal computers, individual productivity tools and network and Internet connections.

Services: this activity segment brings together consulting, design and information systems integration expertise as well as *outsourcing services.*

Maintenance: this activity segment provides on-site and remote maintenance and assistance services to customers via international centers. It has a global logistics system for spare parts management.

The accounting policies of the segments are the same as those described in the "Summary of significant accounting policies." Gross margin only is broken down by activity sector from January 1, 2002. Operating costs are now monitored by the commercial structures at the geographical entity level.

(In € millions)	2004	2003	2002
Products			
Revenue	521	582	706
Gross margin	187	214	225
Maintenance			
Revenue	310	338	367
Gross margin	93	86	76
Services			
Revenue	308	345	441
Gross margin	35	40	23
Total			
Revenue	1,139	1,265	1,514
Gross margin	315	340	324

Revenue analysis by geographical area:

(In € millions)	2004	2003	2002
France	533	621	735
Europe (excl. France)	447	462	528
North America	70	73	101
Latin America	21	33	53
Asia and Africa	68	76	97
Revenue	**1,139**	**1,265**	**1,514**

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PARENT COMPANY FINANCIAL STATEMENTS

General information concerning the Company

Corporate name and registered office
Bull
Rue Jean Jaurès
78340 Les Clayes-sous-Bois

Legal form

Bull is a French *société anonyme* (French limited liability company) governed by the French Commercial Code.

Country of incorporation

Bull is incorporated under the laws of France.

Date of incorporation and term

The Company was incorporated on March 9, 1931 for a term of 50 years. This period was extended to March 8, 2031 by the Special Shareholders' Meeting of October 31, 1980.

Corporate purpose

(Article 2 of the bylaws)
"The corporate purpose of the Company in France and abroad is to:

- acquire any and all shares and interests in any and all commercial, industrial, property, finance or other companies or undertakings, primarily those operating in the information, office automation and electronics sectors;
- design, manufacture and market data processing equipment, including all related hardware, parts, products, components and equipment;
- generally, carry out any and all financial, trading, industrial, securities and property transactions related directly or indirectly to the above activities".

Incorporation particulars

RCS No.: Versailles B542 046 065
Siren No.: 542 046 065
Siret No.: 542 046 065 00059
APE Code: 652 E

Location of company records

Documents concerning the Company may be consulted at the registered office:
Rue Jean Jaurès
78340 Les Clayes-sous-Bois

Accounting period

The accounting period runs from January 1 to December 31 of each year.
Provisions of the bylaws concerning appropriation of net income:
Following approval of the financial statements by the Annual Shareholders' Meeting, the following are appropriated out of net income available for distribution, in the order indicated:

- the amount necessary to ensure that the shares carry as a first dividend 6% of their paid-up value. If net income for a given year does not permit the distribution of a first dividend, shareholders may not claim payment thereof out of subsequent years' income. The Annual Shareholders' Meeting may vote to appropriate all or part of this first dividend to reserves or retained earnings;
- the amounts which the Annual Shareholders' Meeting votes to appropriate to retained earnings or to any general or special reserve;
- the balance is to be shared among the shareholders, subject to the implementation of legal provisions governing the right of employees to share in the profits of their Company.

Shareholders' meetings

Shareholders' meetings are called and conducted in accordance with legal provisions.
All shareholders may attend these meetings, irrespective of the size of their shareholding.
Each share carries one vote, with the exception of treasury shares which do not carry votes under French law.

Meetings of the Board of Directors

The Board of Directors met seven times in Paris during 2004.

Trademarks, patents and licenses

Groupe Bull owns or controls under license or otherwise all intellectual and industrial property rights necessary to the performance of its current activities. Certain of these licenses were contracted for a fixed period, but the Group believes that there should be no major problems for their renewal under the existing terms and conditions

Agreements with directors

As of December 31, 2004, there are:

- no loans or guarantees granted to Bull management;
- no agreements entered into with members of administrative or management bodies which do not constitute ordinary transactions entered into under normal terms and conditions.

There is, however, a strategic consulting agreement dated November 1, 2002, renewable by tacit agreement, between Mr. Antonio Barrera de Irimo, Bull director since June 26, 2003, and Bull.

General information concerning the Company

BOARD OF DIRECTORS
(members as of December 31, 2004)

Chairman & Chief Executive Officer

Pierre Bonelli until March 31, 2004

Managing Director and Acting Chairman

Gervais Pellissier

Directors representing the French State (appointed by ministerial order):

No director represented the French State as of December 31, 2004. The French State's second representative resigned on December 2, 2004.

Directors appointed by Annual Shareholders' Meeting:

Antonio Barrera de Irimo
Michel Davancens
Kazuhiko Kobayashi
Tadao Kondo
Theodore Schaffner
Gervais Pellissier
André Felix
Didier Lamouche
Henri Conze

Directors representing the personnel of Groupe Bull companies:

Hervé Hollier
Claudy Menard

Independent Auditors

- **Statutory Independent Auditors:**

Amyot Exco Grant Thornton

Appointed by the Annual Shareholders' Meeting of April 28, 1995 and term of office renewed at the Shareholders' Meeting of May 3, 2001. The current term of office shall terminate at the end of the Annual Shareholders' Meeting held to approve the financial statements for fiscal year 2006. Member firm of Grant Thornton International.

Deloitte & Associés

Appointed by the Annual Shareholders' Meeting of April 15, 1999. The current term of office shall terminate at the end of the Annual Shareholders' Meeting held to approve the financial statements for fiscal year 2004. Member firm of Deloitte Touche Tohmatsu.

- **Alternate Independent Auditors:**

IGEC
Appointed by the Annual Shareholders' Meeting of May 3, 2001. The current term of office shall terminate at the end of the Annual Shareholders' Meeting held to approve the financial statements for fiscal year 2006.

BEAS

Appointed by the Annual Shareholders' Meeting of April 15, 1999. The current term of office shall terminate at the end of the Annual Shareholders' Meeting held to approve the financial statements for fiscal year 2004.

Auditors fees	*Deloitte& Associés*				*Amyot Exco Grant-Thornton*			
(In € millions)	*Amount*	*%*	*Amount*	*%*	*Amount*	*%*	*Amount*	*%*
	2004		2003		2004		2003	
Audit								
■ Statutory audit, accounting certification, Review of parent company and consolidated financial statements (1)	2 056	81%	2 050	85%	338	100%	385	100%
■ Other assignments	72	3%	229	9%		0%		0%
Sous-total	**2 128**	**84%**	**2 279**	**94%**	**338**	**100%**	**385**	**100%**
Autres prestations								
■ Legal, tax, social (2)	418	16%	138	6%		0%		0%
■ Information Technology		0%		0%		0%		0%
■ Internal Audit		0%		0%		0%		0%
■ Others		0%		0%		0%		0%
Sous-total	**418**	**16%**	**138**	**5%**	**0**	**0%**	**0**	**0%**
TOTAL	**2 546**	**100%**	**2 417**	**95%**	**338**	**100%**	**385**	**100%**

(1) the Amyot Exco Grant Thornton percentage represents 50% of the total fees invoiced by both joint auditors to the Bull parent company
(2) for the Deloitte Touche Tohmatsu network, this heading covers almost only tax-related services for subsidiaries based abroad

Strategic Committee:

The Strategic Committee brings together representatives of the three major industrial shareholders (France Télécom, Motorola, NEC), the French State and Groupe Bull's Chairman and Chief Executive Officer.

The role of this committee is to analyze and consider the strategic orientations and major investment or acquisition projects put forward by management and issue recommendations to the Board of Directors.

In 2004, the Committee focused its attention on the implementation of the Bull recapitalization process submitted to the last Board of Directors' meeting of 2003, and monitored the Company's performance in order to obtain the European Commission's approval of this process.

The composition of the Board of Directors changed dramatically in 2004, due to the implementation of the recapitalization process and the death of Pierre Bonelli on March 31, 2004.

Gervais Pellissier replaced Pierre Bonelli, as acting Chairman.

Jeanne Seyvet and Tadao Kondo left the Strategic Committee. Neither the French State or NEC wished to be replaced, due to the decrease in their interest in Bull's share capital.

They were replaced by non-executive directors: Didier Pineau-Valencienne and Gilles Cosson, and as from June, by Henri Conze and André Felix.

As of December 31, 2004, the members of the committee were:

Bull	Gervais Pellissier
	Antonio Barrera de Irimo
	André Félix
Non-executive	Henri Conze
France Télécom	Jean-Jacques Damlamian
	Michel Davancens
Motorola	Theodore Schaffner
NEC	Kazuhiko Kobayashi
Secretary	Géraldine Capdeboscq

Audit Committee:

The remit of the Audit Committee is to ensure the high quality of the Group financial statements, and all information communicated to shareholders in general.

In connection with the Company's recapitalization, the vacant positions in the Audit Committee could not be filled.

As of December 31, 2004, the following Audit Committee members remained in office:

Bull	Pierre Guimard
	Gervais Pellissier
French State	(Vacant)
France Télécom	(Vacant)
Motorola	(Vacant)
NEC	Sadakazu Matsuba
Secretary	Rémy De Ricou

The Company aims to reorganize the Audit Committee in 2005.

Personnel and Organization Committee:

The Personnel and Organization Committee was formed during 1997. This committee deals with issues relating to the appointment of managers and directors, stock option plans, remuneration and organization.

Each year, the Committee examines the independence of the directors, with respect to the independence criteria listed above (see 1. Members of the Board of Directors) and presents its conclusions in the annual report.

The Committee met several times in 2004, particularly in order to appoint managers and set up the stock option plan.

As of December 31, 2004, this Committee comprised the following members:

Bull	Gervais Pellissier
	Patrick Semtob
France Télécom	Michel Davancens
Motorola	Theodore Schaffner
NEC	Sadakazu Matsuba

General information concerning the share capital

Notification limits

Under the terms of the bylaws, the Company must be notified on the acquisition of all shareholdings of 0.5% or more of share capital or voting rights, or any multiple of this percentage up to 5%.

In the event of failure to comply with the reporting obligation detailed in the preceding paragraph, the shareholder will be stripped of all voting rights relating to those shares in excess of this limit, on the request of one or more shareholders holding at least 5% of share capital.

The bylaws authorize the Company to request all information to which it is legally entitled in respect of bearer shareholders from Euroclear. This procedure was used in March 2004 in respect of the shareholders in April and the OCEANE bondholders in December 2004.

Share capital

As of December 31, 2004, the share capital of the Company totaled €9,609,686.57 and comprised 960,968,657 shares of €0.01 par value each. All shares carry voting rights with the exception of the 1,905,638 treasury shares held by the Company (see Note 22 – Stock Compensation Plans).

Share capital as of December 31, 2004 breaks down as follows:

As of December 31, 2004

Shareholders	Number of shares	% interest
French State	27,743,824	2.9%
France Télécom	97,470,818	10.1%
NEC	97,470,818	10.1%
Debeka	27,486,889	2.9%
Employees	14,583,019	1.5%
Other (*)	696,213,289	72.5%
Total	**960,968,657 100.0%**	

(*) The line "Other" includes the 1,905,638 treasury shares held by Bull at the end of 2004.

On March 10, 2005, the French State announced it had entirely sold its Bull shares on the market.

Movements in shareholders' equity over the last three years were as follows (in € millions):

(In € millions)	Share capital	Addit. paid-in capital	Legal reserves	Tax-driven reserves	Retained earnings	Net income/ (loss) for the period	Total
Balance as of December 31, 2001	340	36	25	3	(309)	(253)	(158)
Appropriation of net loss	-	-	-	-	(253)	253	-
Net loss for the period	-	-	-	-	-	(598)	(598)
Balance as of December 31, 2002	340	36	25	3	(562)	(598)	(756)
Appropriation of net loss	-	-	-	-	(598)	598	-
Net loss for the period	-	-	-	-	-	4	4
Balance as of December 31, 2003	340	36	25	3	(1 160)	4	(752)
Appropriation of net loss	-	-	-	-	4	(4)	-
Share capital decrease	(338)	-	-	-	338	-	-
Share capital increase	8	223	-	-	-	-	231
Net income for the period	-	-	-	-	-	555	555
Balance as of December 31, 2004	10	259	25	3	(818)	555	34

Ownership structure

To the knowledge of the Company, no shareholders, other than those identified above, hold, directly or indirectly, 5% or more of the share capital of or voting rights in the Company.

Current and former employees held approximately 14,583,019 shares as of December 31, 2004.

Share capital authorized but not issued

The Combined Shareholders' Meeting of May 25, 2004 authorized the Board of Directors to increase the share capital of the Company subject to a maximum par value amount of €300 million, on one or more occasions, through the issue of all types of marketable securities granting immediate or future access to the share capital of the Company, with or without shareholder preferential subscription rights.

Securities not forming part of share capital

There are 426 beneficiary shares still outstanding. The Special Shareholders' Meeting of April 1975 approved a share exchange in the amount of 9 beneficiary shares for one share of share capital. Following the share consolidations of 1987 (one new share for five old shares) and 1993 (one new share for ten old shares), the parity now stands at 450 beneficiary shares for one share of share capital. As such, the 426 beneficiary shares outstanding represent less than one share of share capital.

Issued securities giving access to share capital

A convertible bond issue was performed in May 2000 for an amount of €181 million. In the event of conversion on the January 1, 2005 maturity date (at a rate of one share for one bond), these bonds will result in the issuance of a maximum of 11,495,400 shares.

Under the public exchange offer performed in June/July 2004, 10,974,037 OCEANE bonds were contributed, including 201,451 in the 1st leg (1 OCEANE conferring entitlement to 20 Bull shares) and 10,772,586 in the 2nd leg (1 OCEANE conferring entitlement to 16 Bull shares with 16 share subscription warrants at €0.10 per share). As of December 15, 2004, 171,857,712 share subscription warrants were exercised.

The outstanding OCEANE bonds not contributed to the exchange offer totaled 519,558 as of December 31, 2004.

The initial terms and conditions of issue were amended and the maturity of the OCEANE bonds, set forth in the initial terms and conditions of issue on January 1, 2005, was extended to January 1, 2033 by the bondholders' general meeting of December 11, 2003 subject to certain conditions (see Groupe Bull Note 15). The amendments to the initial terms and conditions were approved at the General Meeting of OCEANE bondholders of January 31, 2005 and the exchange parity was set at 1 share for 1 OCEANE bond. During this meeting, the decision was made to propose to the Bull Board of Directors a new temporary amendment in order to set the exchange parity at 15 Bull shares for one OCEANE bond.

Regulation of the stock market price

The Shareholders' Meeting of May 25, 2004 authorized the Board of Directors of Bull to trade in the Company's shares on the stock market, or delegate such powers, in accordance with the conditions detailed in Article L225-209 et seq. of the new French Commercial Code and subject to the following terms:

- the maximum number of shares which may be purchased on the stock market is 17,019,889,
- the total maximum purchase consideration is €51 million,
- the minimum selling price per share is €0.10, the maximum purchase price per share is €3.

Pursuant to these authorizations, Bull purchased 4,668,828 shares in July 2000, which it then loaned to the bank responsible for managing the Group Savings Scheme. Of these shares, 7,708 were repaid in 2000, 239,963 in 2001, 684,083 in 2002 and 388,907 in 2003 (see note 22 – Stock Compensation Plans).

The Group has not bought back any of its own shares since 2002 and the treasury shares held by the Company only correspond to the shares loaned in connection with the Group Savings Scheme that have since been partially repaid.

As of December 31, 2004, the Company held 1,905,638 shares, with a total market value of €933,762.62. The treasury shares held by the Company totaled 2,043,252 as at the end of January 2005.

Shareholders' agreement

The Company is not aware of any shareholders' agreement between its major shareholders.

As of December 31, 2004, there were no concerted actions or pledges of securities.

Historical information concerning the share capital

Date	Transaction	Amount of the share capital increase or decrease	Additional paid-in capital	Total share capital	Number of shares and their par value
January 1, 1981				FRF 1,206,051,420	40,201,714 shares of FRF 30 par value
December 1983	Share issue for cash	FRF 482,420,520	-	FRF 1,688,471,940	56,282,398 shares of FRF 30 par value
December 1984	Share issue for cash	FRF 1,206,051,300	-	FRF 2,894,523,240	96,484,108 shares of FRF 30 par value
December 1985	Share issue for cash	FRF 964,841,070	-	FRF 3,859,364,310	128,645,477 shares of FRF 30 par value
June 1986	Share capital decrease via the reduction in the par value of shares from FRF 30 to FRF 21.50	(FRF 1,093,486,554.50)	-	FRF 2,765,877,755. 50	128,645,477 shares of FRF 21.50 par value
June 1986	Share issue for cash	FRF 691,469,433.50	FRF 434,178,481.50	FRF 3,457,347,189	160,806,846 shares of FRF 21.50 par value
Septembe r 1986	Capitalization of additional paid-in capital, increasing the par value of shares from FRF 21.50 to FRF 24	FRF 402,017,115	-	FRF 3,859,364,304	160,806,846 shares of FRF 24 par value
December 3, 1987	Share issue following the exercise of share subscription warrants (period to November 19, 1987)	FRF 53,760	FRF 49,280	FRF 3,859,418,064	160,809,086 shares of FRF 24 par value
December 3, 1987	Share capital decrease to enable the regrouping of shares	(FRF 864)	-	FRF 3,859,417,200	32,161,810 shares of FRF 120 par value
December 15, 1987	Share issue for cash	FRF 964,854,240	FRF 56,283,164	FRF 4,824,271,440	40,202,262 shares of FRF 120 par value
January 17, 1989	Share issue following the exercise of subscription warrants (between November 19, 1987 and December 31, 1988)	FRF 30,240	FRF 30,390	FRF 4,824,301,680	40,202,514 shares of FRF 120 par value
June 20, 1989	Share issue for cash	FRF 964,860,240	-	FRF 5,789,161,920	48,243,016 shares of FRF 120 par value
November 30, 1989	Share issue following the exercise of subscription warrants (warrants lapsed November 30, 1989)	FRF 720	FRF 840	FRF 5,789,162,640	48,243,022 shares of FRF 120 par value
June 12, 1991	Share capital decrease via the reduction in the par value of shares from FRF 120 to FRF 20	(FRF 4,824,302,200)	-	FRF 964,860,440	48,243,022 shares of FRF 20 par value
June 12, 1991	Share issue for cash	FRF 1,608,100,700	FRF 1,929,720,840	FRF 2,572,961,140	128,648,057 shares of FRF 20 par value
November 5, 1991	Share issue for cash reserved for NEC	FRF 126,893,160	FRF 177,650,424	FRF 2,699,854,300	134,992,715 shares of FRF 20 par value
June 5, 1992	Share issue for cash	FRF 1,038,405,500	FRF 1,038,405,500	FRF 3,738,259,800	186,912,990 shares of FRF 20 par value
June 30, 1992	Share issue for cash reserved for IBM	FRF 225,000,000	FRF 315,000,000	FRF 3,963,259,800	198,162,990 shares of FRF 20 par value
December 15, 1993	Share consolidation – 1 new share for 10 old shares	-	-	FRF 3,963,259,800	19,816,299 shares of FRF 200 par value
December 15, 1993	Share capital decrease via the reduction in the par value of shares from FRF 200 to FRF 20	(FRF 3,566,933,820)	-	FRF 396,325,980	19,816,299 shares of FRF 20 par value

Date	Transaction	Amount of the share capital increase or decrease	Additional paid-in capital	Total share capital	Number of shares and their par value
December 20, 1993 /January 17, 1994	Share issue for cash	FRF 670,839,240	FRF 7,882,361,070	FRF 1,067,165,220	53,358,261 shares of FRF 20 par value
December 29, 1994	Share capital decrease via the reduction in the par value of shares from FRF 20 to FRF 10	(FRF 533,582,610)	-	FRF 533,582,610	53,358,261 shares of FRF 10 par value
December 30, 1994	Share issue for cash reserved for the French Government	FRF 99,475,190	FRF 2,437,142,155	FRF 633,057,800	63,305,780 shares of FRF 10 par value
September 11, 1995	Share issue for cash reserved for the French Government	FRF 489,626,460	FRF 50,921,152	FRF 1,122,684,260	112,268,426 shares of FRF 10 par value
	Share issue reserved for France Télécom via partial capitalization of shareholder advance	FRF 120,537,570	FRF 12,535,907	FRF 1,243,221,830	124,322,183 shares of FRF 10 par value
September 25, 1995	Share issue reserved for Group employees	FRF 54,402,940	FRF 5,657,906	FRF 1,297,624,770	129,762,477 shares of FRF 10 par value
September 13, 1996	* Share issue for cash reserved for Motorola, NEC, France Télécom	FRF 59,928,870	FRF 6,232,602	FRF 1,357,553,640	135,755,364 shares of FRF 10 par value
	* Share issue subscribed to by minority shareholders	FRF 3,175,760	FRF 330,279	FRF 1,360,729,400	136,072,940 shares of FRF 10 par value
February 25, 1997	Share issue reserved for the French Government	FRF 99,521,140	FRF 119,425,368	FRF 1,460,250,540	146,025,054 shares of FRF 10 par value
	* Share issue reserved for France Télécom, NEC and Motorola	FRF 103,583,220	FRF 10,772,655	FRF 1,563,833,760	156,383,376 shares of FRF 10 par value
March 26, 1997	Share issue reserved for the French Government	FRF 11,057,900	FRF 13,269,480	FRF 1,574,891,660	157,489,166 shares of FRF 10 par value
September 25, 1997	* Share issue reserved for Group employees	FRF 77,452,860	FRF 36,176,364	FRF 1,652,344,520	165,234,452 shares of FRF 10 par value
January 1, 1999	Translation of share capital into euro			€251,898,298.21	165,234,452 shares of €1.52 par value
May 20, 1999	Recording of share capital in euro with a par value per share of €2 each: share increase by capitalization of additional paid-in capital.	€78,570,605.79	(€78,570,605.79)	€330,468,904	165,234,452 shares of €2 par value
	Share issue reserved for Group employees	€494,420	€1,231,641.01	€330,963,324	165,481,662 shares of €2 par value
June 28, 2000	Share issue reserved for Group employees	€9,434,474	€18,894,179.95	€340,397,798	170,198,899 shares of €2 par value
May 25, 2004	Share capital decrease via the reduction in the par value of shares from €2 to €0.01	(€338,695,809.01)		€1,701,988.99	170,198,899 shares of €0.01 par value
July 9, 2004	Share issue reserved for former employees	€1,379,750.84	€12,417,757.56	€3,081,739.83	308,173,983 shares of €0.01 par value
July 12, 2004	Share issue via conversion of OCEANE bonds	€1,763,903.96	€171,077,178.79	€4,845,643.79	484,564,379 shares of €0.01 par value
July 22, 2004	Reserved share issue for cash	€3,045,420.43	€27,408,783.87	€7,891,064.22	789,106,422 shares of €0.01 par value
December 23, 2004	Reserved share issue for cash from OCEANE share subscription warrants	€1,718,622.35	€12,333,512.91	€9,609,686.57	960,968,657 shares of €0.01 par value

(*) resulting from the exercise of share subscription warrants

Stock market trends

SHARE PRICE AND TRANSACTION TRENDS ON THE PARIS STOCK EXCHANGE DURING 2003 AND 2004 (Premier Marché)

		Capital traded		Number of shares traded		Share price (in €)		
				(In € thousands)				
		Cumulative for the period	Daily Average	Cumulative for the period	Daily Average	High	Low	Average (*)
2003	January	6,203.97	282.00	9,423,945	428,361	0.77	0.57	0.66
	February	5,800.58	290.03	8,545,063	427,253	0.79	0.58	0.68
	March	2,776.33	132.21	4,941,533	235,311	0.62	0.51	0.56
	April	1,973.15	98.66	3,228,915	161,446	0.65	0.54	0.61
	May	8,936.23	425.53	11,406,670	543,175	1.38	0.60	0.78
	June	69,073.11	3,289.20	67,793,493	3,228,262	1.38	0.66	1.02
	July	12,040.99	523.52	14,819,280	644,317	0.88	0.73	0.81
	August	1,509.25	71.87	2,076,245	98,869	0.77	0.68	0.73
	September	2,087.64	94.89	2,904,513	132,023	0.77	0.68	0.72
	October	11,842.90	514.91	15,113,034	657,088	0.98	0.58	0.78
	November	7,240.27	381.07	10,154,224	534,433	0.84	0.61	0.71
	December	11,276.89	536.99	15,682,957	746,807	0.81	0.61	0.72
Total 2003		**140,761.31**	**554.18**	**166,089,872**	**653,897**	**1.38**	**0.51**	**0.85**
2004	January	2,668.68	127.08	3,387,360	161,303	0.82	0.74	0.79
	February	6,866.34	343.32	8,908,782	445,439	0.80	0.72	0.77
	March	9,383.00	407.96	11,157,693	485,117	0.93	0.76	0.84
	April	10,245.24	512.26	10,174,480	580,724	1.21	0.91	1.01
	May	4,389.29	209.01	4,323,360	205,874	1.18	0.86	1.03
	June	4,195.87	190.72	11,192,364	508,744	0.96	0.29	0.37
	July	11,753.33	532.24	37,825,492	1,719,341	0.37	0.29	0.31
	August	14,409.05	654.96	39,991,523	1,817,797	0.39	031	0.36
	September	20,259.14	920.87	53,834,506	2,447.23	0.40	0.35	037
	October	29,204.92	1,390.71	70,328,570	3,348,980	0.44	0.38	0.42
	November	32,452.07	1,475.09	72,770,047	3,307,729	0.50	0.40	0.45
	December	76,180.35	3,312.19	155,589,480	6,764,760	0.52	0.45	0.49
Total 2004		**222,007.28**	**857.20**	**479,483,657**	**1,851,288**	**1.21**	**0.29**	**0.46**
2005	January	66,301.30	3,157.20	126,387,141	6,018,435	0.58	0.48	0.52
	February	103,700.26	5,185.01	167,764,754	8,388,238	0.67	0.56	0.62

(*)Average: Cumulative capital traded/Cumulative number of shares traded.

Source: Euronext

SHARE PRICE AND TRANSACTION TRENDS ON THE FRANKFURT STOCK EXCHANGE

Trading on the Frankfurt Stock Exchange was minimal during the period, with only 3,050,452 shares traded during the year. Bull will be withdrawn from the Frankfurt Stock Exchange in April 2005.

Statutory Auditors' Report on the Financial Statements

In accordance with our appointment as statutory auditors by your Annual Stockholders' Meetings, we hereby report to you, for the year ended December 31, 2004, on:

- the audit of the accompanying financial statements of BULL (the "Company");
- the justification of our assessments;
- the specific procedures and disclosures required by law.

These financial statements have been approved the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company, as at December 31, 2004, and of the results of its operations for the year then ended in accordance French accounting principles.

Without qualifying the above opinion, we would draw your attention to Notes 2 and 3 to the financial statements relating to the successful implementation in 2004 of the Groupe Bull recapitalization plan, which resulted in the granting by the French government of restructuring aid in the amount of EUR 517 million. This aid, combining a financial recovery clause, therefore contributed to restoring Bull's equity.

II. Justification of our assessments

In accordance with the requirements of article L.225-235 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

As specified in the first part of this report, Notes 2 and 3 to the financial statements describe the terms and conditions governing the successful implementation of the Groupe Bull recapitalization plan that led to the payment of restructuring aid by the French government on January 14, 2005.

Based on our procedures and the information made available to us, and with respect to our assessment of the accounting policies applied by your Company, we have assessed the relevance of the information on the position of the Company with regard to the successful implementation of the recapitalization plan, which has therefore guaranteed the Company's ability to continue as a going concern.

The assessments on these matters were performed in the context of our audit approach for the financial statements taken as a whole, and therefore contributed to enable us to express our opinion in the first part of this report.

III. Specific procedures and disclosures

We have also performed the other procedures required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the consistency with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the acquisition of participating and controlling interests and as to the percentage interests and votes held by stockholders.

Paris and Neuilly-sur-Seine, April 5, 2005

The Statutory Auditors

Amyot Exco Grant Thornton

Isabelle FAUVEL Daniel KURKDJIAN

Deloitte & Associés

Frédéric MOULIN Jean-Paul PICARD

Bull financial statements

Balance sheets as of December 31,

(In € thousands)

ASSETS	Notes	2004	2003	2002
Intangible assets:				
Preliminary expenses	-	-	-	-
Amortization	-	-	-	-
Sub-total	-	-	-	-
Property:				
Buildings		49	49	49
Depreciation		(49)	(49)	(49)
Sub-total	-	-	-	-
Investments:				
Investment securities	(5)	3,544,918	3,136,629	3,179,964
Provisions		(3,327,259)	(3,069,566)	(3,124,181)
Other investments		15,311	10,661	7,554
Provisions		(14,377)	(10,396)	(7,022)
Loans	(6)	367,779	1,492,579	1,497,416
Sub-total		**586,372**	**1,559,907**	**1,553,731**
Total		**586,372**	**1,559,907**	**1,553,731**
Current assets:				
Other receivables	(7)	57,040	58,031	94,849
French State subsidy receivable		517,000	-	-
Marketable securities		110,150	14,600	38,579
Cash and cash equivalents		11,143	257	728
Prepayments	(8)	-	8	1,879
Total		**695,333**	**72,896**	**136,035**
Unrealized foreign exchange losses		**1,576**	**30,538**	**33,560**
TOTAL ASSETS		**1,283,281**	**1,663,341**	**1,723,326**

(In € thousands)

LIABILITIES & SHAREHOLDERS' EQUITY	Notes	2004	2003	2002
Shareholders' equity:	(9)			
Share capital		9,609	340,398	340,398
Additional paid-in capital		259,470	36,233	36,233
Legal reserve		25,190	25,190	25,190
Tax-driven reserve		2,790	2,790	2,790
Accumulated deficit		(818,530)	(1,160,710)	(562,669)
Net income/(loss) for the period		555,390	3,541	(598,041)
Total		**33,919**	**(752,558)**	**(756,099)**
Provisions for contingencies and losses	(10)	**344,977**	**1,071,746**	**1,141,742**
Liabilities:				
Shareholder advance	(11)	-	491,035	466,388
Bonds, notes and debentures	(12)	8,276	204,568	198,080
Bank borrowings	(13)	317,497	547,575	549,766
Fixed-term subordinated loan	(11)	516,931	-	-
Other liabilities	(14)	60,479	67,623	93,745
Total (1)		**903,183**	**1,310,801**	**1,307,979**
Unrealized foreign exchange gains		**1,202**	**33,352**	**29,704**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY		**1,283,281**	**1,663,341**	**1,723,326**
(1) Maturing within one year		*8,276*	*204,568*	*198,080*
Maturing within less than one year		*894,850*	*1,106,233*	*1,109,899*

Bull financial statements

Statements of income for the years ended December 31,

(In € thousands)

EXPENSES	Notes	2004	2003	2002
Operating expenses	(17)			
Other purchases and external charges		4,129	6,137	1,034
Taxes and duties other than corporate income tax		4	-	57
Charges to depreciation, amortization and provisions				
- non-current assets: charges to deprec. & amort.		-	-	-
- contingencies and losses: charge to provisions		-	-	-
Total		**4,133**	**6,137**	**1,091**
Financial expenses	(18)			
Charges to amortization and provisions		301,704	43,571	99,756
Interest and similar charges		485,776	54,451	54,509
Net foreign exchange losses		-	52,933	56,675
Total		**787,480**	**150,955**	**210,940**
Exceptional expenses	(19)			
On non-capital transactions		2,740	3,500	-
On capital transactions		141,932	51,523	54,759
Charges to depreciation, amortization and provisions		16,383	17,185	435,790
Total		**161,055**	**72,208**	**490,549**
Corporate income tax	(20)	**(666)**	**(1,546)**	**(1,330)**
Total expenses		**952,002**	**227,754**	**701,250**
Net income for the period		**555,390**	**3,541**	**-**
GRAND TOTAL		**1,507,392**	**231,295**	**701,250**

(In € thousands)

INCOME	Notes	2004	2003	2002
Operating income	(15)			
Income from related activities		430	420	571
Write-back of provisions (depreciation and amortization) and expense reclassifications		-	-	-
Total		430	420	571
Financial income	(16)			
Income from other investment securities and long-term loans		21,975	43,898	51,799
Other interest and similar income		27,115	1,199	4,188
Write-back of provisions and expense reclassifications		154,090	95,853	10,230
Net foreign exchange gains		12,243	-	-
Income from the sale of marketable securities (net)		-	-	-
Total		215,423	140,950	66,217
Exceptional income	(19)			
On non-capital transactions		11,914	341	-
On capital transactions		521,455	1,824	36,421
Write-back of depreciation, amortization and provisions		758,170	87,760	-
Total		1,291,539	89,925	36,421
Total income		1,507,392	231,295	103,209
Net income for the period		-	-	598,041
GRAND TOTAL		1,428,568	231,295	701,250

1 – ORGANIZATIONAL STRUCTURE

The consolidated financial statements of Groupe Bull include the financial statements of Bull, Bull S.A., COFIP (Compagnie Française d'Investissement Privé), Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc. and their subsidiaries.

As of December 31, 2004, the share capital of Bull was held 10.1% by France Télécom and NEC, 2.9% by the French State and Debeka and 74% by private investors, Bull employees and investment funds.

2 – GOING CONCERN AND RECAPITALIZATION

Since the second half of 2002, Groupe Bull has continued to report an operating income. Bull's 2004 operating income (EBIT) totaled €41.1 million, compared to €40.7 million in 2003 and its net income amounted to €10.8 million, excluding recapitalization impacts, compared to €4 million in 2003.

The confirmation of the Group's return to profitability and the rebuilding of its equity removes the uncertainty surrounding its ability to continue operations as a going concern.

3 – BULL RECAPITALIZATION OPERATIONS

The General Meeting of Bull shareholders held on May 25, 2004 approved the 2003 financial statements and the Group's recapitalization plan, of which the terms and conditions had been approved at the Board of Directors' meeting of November 20, 2003, and the procedures determined by the Board of Directors' meeting of March 31, 2004.

In particular, the shareholders:
- approved the share capital decrease from €340,397,798 to €1,701,988.99 by reducing the par value of each share from €2 to €0.01;
- authorized the Board of Directors to perform a share capital increase for cash up to a maximum nominal amount of €4,425,171.37, with retention of preferential subscription rights;
- authorized the Board of Directors to increase share capital by up to €3,678,526,72 pursuant to the alternative public exchange offer concerning OCEANE bonds.

Following the General Meeting, the Bull Board of Directors decided to initiate the recapitalization operations and authorized its Chairman to carry out all the measures relating to the share capital increase and the public exchange offer, which were the subject of documents filed with the *Autorités des Marchés Financiers* (AMF), the French Securities Regulator.

The share capital increase and the public exchange offer took place between June 17-30 and June 14 and July 2, 2004, respectively.

The Board of Directors' meeting of July 12, 2004 took due note of the share capital subscribed under the "Shareholders and Partners" plan, which terminated on June 30, 2004 and resulted in subscriptions totaling €44.2 million and the exchange of 95.46% of OCEANE bonds (see Note 3 - Impact of operations).

Treatment of bonds convertible and/or exchangeable for shares

Pursuant to the resolutions adopted by the Board of Directors, OCEANE bondholders were offered the option of contributing their bonds to the public exchange offer which took place between June 14, 2004 and July 2, 2004 (prospectus approved by the AMF – No. 04-576), in accordance with the following terms and conditions:
- either, a parity of 20 new shares for each bond for the 1st leg of the public exchange offer,
- or, a parity of 16 new shares and 16 share subscription warrants for each bond for the 2nd leg of the public exchange offer, each warrant conferring entitlement to subscribe to one share at the subscription price determined for the share capital increase initiated on the market, i.e. €0.1 per share.

The results of the public exchange offer were as follows:

Out of a total of 11,495,396 OCEANE bonds, 10,974,037 were contributed to the offer (95.46%), including:
- 201,451 contributed under the 1st leg, resulting in the issue of 4,029,020 new shares;
- 10,772,586, or 98% of total bonds exchanged contributed under the 2nd leg, resulting in the issue of 172,361,376 shares with share subscription warrants. The warrants, detached on July 15, conferred entitlement until December 15, 2004 to subscribe for one Bull share at a price of €0.10 per share. Under this condition, 171,857,712 share subscription warrants (99.7%) were exercised, contributing €17.2 million to shareholders' equity.

Finally, following the European Commission's decision on December 1, 2004 to authorize the granting of restructuring aid to Bull, the 519,558 outstanding OCEANE bonds were immediately subject to the new terms and conditions of their issue. Pursuant to the vote cast by the General Meeting of bondholders on December 11, 2003, the European Commission's approval on December 1, 2004 concerning the restructuring aid resulted in the amendment of certain terms and conditions of issue (maturity extended until 2033, coupon reduced to 0.1%, cancellation of the redemption premium). These amendments led to a €7.5 million decrease in the economic value of the OCEANE bonds, generating an exceptional financial income in the same amount for Bull.

As of December 31, 2004, the OCEANE bonds only represented a liability for a nominal amount of €8.2 million, and an economic value of €1.8 million.

Recapitalization by "Shareholders and Partners"

The share capital increase of €44.25 million, with retention of preferential subscription rights, was performed in accordance with the procedures detailed in the prospectus approved by the AMF (No. 04-577).

Of the 170,198,899 preferential subscription rights, 53,067,340 were exercised resulting in the issue of 137,975,084 shares (parity of 13 for 5).

Subsequently, in a meeting held on July 12, 2004, the Bull Board of Directors decided, in accordance with the plan prepared in the prospectus, to allocate the remaining 304,542,043 shares available for subscription to the investors who agreed to underwrite the share capital increase in November 2003:

NEC	68,717,224
France Telecom	68,717,224
AXA Private Equity	64,136,075
Artemis	18,324,593
Debeka	27,486,889
Managers	49,029,968
Former OCEANE bondholders having underwritten the transaction	8,130,070

Treatment of the French State debt

Fixed-term subordinated loan

On March 31, 2004, the advance from the French State was converted into a fixed-term subordinated loan, maturing in January 2033 and bearing interest at 5.23% until the end of 2004, and 0.3% until maturity, thus removing the short-term liquidity risk for Bull. The subordinated nature of this loan was confirmed by the exchange of over 80% of outstanding OCEANE bonds.

The fixed-term subordinated loan, including interest, amounted to €516.9 million as of December 31, 2004.

Following the European Commission's decision on December 1, 2004 to approve the granting of restructuring aid to Bull, subject to the prior repayment of the fixed-term subordinated loan, and the allocation by the French State of this aid to Bull on December 28, 2004 under the same terms and conditions, on January 11, 2005, Bull repaid the fixed-term subordinated loan with funding from a financial institution. The financial institution was reimbursed on January 14, 2005 after the payment of the restructuring aid to Bull.

Restructuring aid with a financial recovery clause

On February 20, 2004, the French State notified the European Commission of a plan to grant restructuring aid to Bull, with a financial recovery clause, in the amount of €517 million. On December 1, 2004, the European Commission approved the payment of this proposed aid on December 31, 2004 at the earliest, subject to Bull's prior repayment of the rescue aid obtained in 2001/2002, converted into a fixed-term subordinated loan. On December 28, 2004, the French State undertook to grant the restructuring aid with a financial recovery clause, subject to the prior repayment of the fixed-term subordinated loan. On January 11, 2005, Bull repaid the fixed-term subordinated loan with funding obtained from a financial institution. On January 14, 2005, the French State granted Bull aid in the amount of €517 million. The financial institution was reimbursed on the same day. Considering the measures undertaken at the end of 2004, the Company considered that the aid had been acquired at the end of 2004 and recognized it as an exceptional income for 2004, after taking into account the financial recovery clause.

The terms and conditions for the application of the financial recovery clause are as follows: Bull undertakes to pay the French State, over a period of eight years from January 1, 2005 to December 31, 2012, based on the financial statements for the years then ended, a sum equal to 23.5% of the fraction of Bull's consolidated current income before taxes for the year that exceeds €10 million. This payment, which shall be performed each year upon approval of the financial statements for the year ended by the Annual General Meeting, is applicable under the following cumulative terms and conditions:1) the consolidated current income before taxes for the year in question is greater than or equal to €10 million; 2) the cash flow provided by operating activities for the year in question is greater than or equal to €10 million; 3) Bull's consolidated shareholders' equity, upon application of the financial recovery clause during the year, does not fall below €10 million.

If, for a given year, one of these aforementioned criteria is not met, no amounts shall be due by Bull pursuant to the financial recovery clause for that year.

In addition, Bull may, on its own initiative and at any moment, as from the approval of the 2004 financial statements by the Annual General Meeting of shareholders, proceed with the early buy-out of the financial recovery clause under defined terms and conditions. Likewise, should Bull be acquired, the French State may, as from the approval of the 2004 financial statements, request Bull to proceed with the early buy-out of the financial recovery clause. It has been agreed that should the early buy-out occur in 2005, its amount would fall within the range indicated to the European Commission for the valuation of the financial recovery clause upon notification of the planned restructuring aid, i.e. between €50 and €60 million (the simulation presented at the time revealed a discounted value of €54 million).

Considering the provisions of the financial recovery clause, the Company decided to recognize the restructuring aid as an exceptional income in the amount of €517 million, less a provision for financial recovery clause the in the amount of €54 million, i.e. €463 million, net.

All these transactions enabled the rebuilding of the Company's equity and removed the uncertainty surrounding its continuation as a going concern. Movements in shareholders' equity are presented below.

Impact of recapitalization operations on shareholders' equity (Group and parent company)

Shareholders' equity

The equity of Bull, the Group parent company, fell to less than half of share capital at the 2000 year-end. The negative equity of €752.5 million should therefore have been restored to at least half of share capital at the end of 2003. Bull's equity was restored on December 31, 2004 following the transactions described in the previous note.

Share capital restructuring transactions and accounting treatment

The restructuring of the loans between Bull and its US subsidiaries, aimed at simplifying the flow of debts between the various Bull subsidiaries and the Bull parent company, was completed during the first half of 2004. This process generated a gain of €32.1 million in the parent company financial statements, corresponding to foreign exchange gains between the euro and the dollar.

The transactions described in Note 2 mainly impacted the second half of 2004.

Accounting treatment

The increase in capital under the "Shareholders and Partners" plan led to a €4.4 million increase in share capital and a €44.25 million increase in shareholders' equity.

The OCEANE bond public exchange offer resulted in an €172.8 million increase in shareholders' equity (including €1.8 million in share capital) in consideration of receivables of an equivalent nominal amount. The cancellation of the OCEANE redemption premium relating to the public exchange offer generated financial income of €22.4 million in the Group and parent company financial statements.

The application of the amendments to the OCEANE issue terms and conditions on December 1, 2004, on account of the European Commission's approval of the restructuring aid, generated financial income of €7.5 million in the Group's financial statements (€1.1 million in respect of the cancelled redemption premium and €6.4 million in respect of the extended maturity), and €1.1 million in the parent company financial statements (cancellation of the redemption premium).

The underwriting of 171,857,712 share subscription warrants from July 16 to December 15, 2004 generated shareholders' equity of €17.2 million (share capital of €1.7 million) in the parent company and Group financial statements.

The restructuring aid with a financial recovery clause generated an exceptional income of €463 million in the parent company and Group financial statements.

This amount corresponds to the aid of €517 million, less a €54 million provision for the financial recovery clause.

The expenses relating to the share capital increase totaled €3 million and were offset against shareholders' equity in the parent company and Group financial statements.

Deferred taxes generated an exceptional income of €51.6 million in the Group financial statements.

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL PRINCIPLES

The Company financial statements have been prepared in accordance with prevailing rules in France and the accounting rules and methods detailed in the General Chart of Accounts appended to CRC Regulation No. 99-03 of April 24, 1999, applied on a consistent basis.

PROPERTY AND DEPRECIATION

Property is stated at cost and depreciated on a straight-line basis.

INVESTMENT SECURITIES

Investment securities primarily concern Bull S.A., Cofip, Bull International S.A., Bull International N.V., Bull Data Systems N.V. and Bull Data Systems Inc., which in turn have several subsidiaries.

These investment securities are recorded at acquisition cost. Value appraisals are based on the consolidated financial statements of these sub-groups, presented in euro in accordance with the monetary translation rules adopted for Groupe Bull consolidation purposes.

Other investment securities are also recorded at acquisition cost. The value of these investments is adjusted where necessary by a provision for impairment, to ensure that the net book value of each security does not exceed the corresponding share in net assets, including where appropriate any goodwill. Where the value of these investments is fully provided, the additional provisions intended to cover the negative net worth of the subsidiaries are fully recognized as contingency provisions without impairing the Bull current accounts with these subsidiaries.

SECURITIES HELD FOR SALE

Securities held for sale are recorded at acquisition cost. Value appraisals are based on the current value of these securities at the year-end, and an impairment provision is recorded where this year-end value is less than acquisition cost.

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are translated as follows:

- Foreign currency receivables and payables are translated into euro at year-end exchange rates.
- After determination of a global foreign exchange position by currency, translation differences compared with amounts previously recorded in euro are taken to unrealized foreign exchange gains or losses in the balance sheet. Unrealized foreign exchange losses

are provided.
- Income and expense items are translated at average monthly exchange rates.

FORWARD CURRENCY PURCHASES AND SALES

Currency purchased, translated at the closing exchange rate, is recorded in "Other receivables" and the amount payable on settlement of the contract is recorded in "Other liabilities".

Currency sold, translated at the closing exchange rate, is recorded in "Other liabilities" and the amount receivable on settlement of the contract is recorded in "Other receivables".

Premiums/discounts are spread on a straight-line basis over the term of the hedging contract.

FINANCIAL INSTRUMENTS

Financial instruments are used in order to reduce the Group's exposure to currency and interest rate risks. Gains and losses on these instruments are matched in the accounts to the gains and losses on the assets and liabilities hedged.

Other portfolio financial instruments are marked to market at the year-end, and a provision is raised to cover unrealized capital losses.

5 - INVESTMENT SECURITIES

(In € thousands)	Gross value	2004 provisions	Net book value	2003 net book value	2002 net book value
Bull S.A	1,665	(1,576)	89	-	-
Bull International N.V.	172	(172)	-	-	-
Bull International S.A.	424	(384)	40	-	-
Bull Data Systems Inc.	623	(603)	20	-	-
Bull Data Systems N.V.	524	(513)	11	11	8
Cofip	2	-	2	-	-
Bull Morocco	-	-	-	-	2
Bull A.E. Greece	-	-	-	2	-
Steria	18	-	18	19	12
Brazil structured advance	38	-	38	35	34
Total	**3,466**	**(3,248)**	**218**	**67**	**56**

Main investment during the year

- On June 14, 2004, Bull performed various transactions on the Bull S.A. share capital. Increase in Bull S.A. share capital of €100,337,040, followed by a share capital decrease through the cancellation of 14,858,795 shares at €16 per share giving a total of €237,740,720.
- On June 24, 2004, Bull increased the Bull International S.A. share capital by €314,950,000 and reduced it on the same day by the same amount.

Main divestment during the year

- On September 8, 2004, Bull sold its investment in Bull Greece A.E. to Bull International S.A.

OTHER INVESTMENTS

(In € thousands)	Gross value	2004 provisions	Net book value	2003 net book value	2002 net book value
Group Savings Scheme*	15,205	(14,272)	933	265	531
Treasury shares	106	(105)	1	0	1
Total	**15,311**	**(14,377)**	**934**	**265**	**532**

**Group Savings Scheme: see Note 22*
In 2001 and 2002, these headings were classified under Investment securities.

6 - LOANS

Loans primarily comprise loans and current account advances, bearing interest at normal market rates, granted by Bull to its subsidiaries.

This heading also includes Bull shares loaned on the creation of the Group Savings Scheme in June 2000 (see Note 22 - Stock Compensation Plans). The shares acquired by Bull were loaned to the bank responsible for managing the scheme until July 20, 2005. The bank gradually repays these shares to Bull in line with the early withdrawal of employees from the scheme. The loan bears interest at 0.20% of the outstanding loan amount. At the end of December 2004, the gross value of the shares on loan was €22 million, provided in the amount of €21 million to take account of the drop in the Bull share price.

7 – OTHER RECEIVABLES

Other receivables all mature within less than one year and break down as follows:

(In € millions)	2004	2003	2002
Forward currency contracts			
Euros receivable for:			
- sales of foreign currencies	15	32	37
- US dollar purchases	41	18	48
- pound sterling purchases	-	-	-
Other	1	8	10
Total	**57**	**58**	**95**

8 - PREPAYMENTS

As of December 31, 2003, this heading comprised the premiums/discounts spread on forward currency contracts.

As of December 31, 2002, this heading comprised the loan issue expenses that were fully amortized in 2003.

9 – SHARE CAPITAL AND ADDITIONAL PAID-IN CAPITAL

As of December 31, 2004, Bull share capital comprised 960,968,657 shares with a par value of €0.01 each.

Treasury shares

Treasury shares held by Bull as of December 31, 2004, after repayment of 582,295 shares in fiscal year 2004 on the Bull share loan, totaled 1,905,638 shares for a total market value of €933,762.62. The treasury shares held by the Company totaled 2,043,252 shares as of January 31, 2005.

Movements in shareholders' equity

The increase in shareholders' equity between January 1 and December 31, 2004 represents the net income for the fiscal year 2004 of €555.4 million and the impact of the share capital increase in the amount of €231.1 million.

10 - PROVISIONS FOR CONTINGENCIES AND LOSSES

Provisions for contingencies and losses comprise:
- provisions for unrealized exchange losses of €1.6 million, compared to €31 million in 2003 and €33 million in 2002;
- provisions to cover the negative net worth of Bull subsidiaries in the amount of €284.7 million, compared to €1,026 million in 2003 and €1,097 million in 2002;
- provisions of €2 million, compared to €11 million in 2003, to cover the risks associated with claims submitted by third parties in respect of asset disposals in recent years.
- provisions of €2.6 million, compared to €4 million in 2003, to hedge the default risk on financial accounts with Brazil;
- provisions of €54 million for the recognition of the financial recovery clause relating to the French State subsidy.

11 – SHAREHOLDER ADVANCE AND FIXED-TERM SUBORDINATED LOAN

The French State granted a cash advance of €450 million, of which €100 million was paid at the end of December 2001 and the balance at the end of June 2002. This advance constituted "rescue aid" as defined by EC law and took the form of a shareholder advance bearing interest at the market rate. In its decision of November 13, 2002, the European Commission considered this shareholder advance to be compatible with the provisions of the EC treaty relating to government aid.

On March 31, 2004, the advance from the French State was converted into a fixed-term subordinated loan, maturing in January 2033 and bearing interest at 5.23% until the end of 2004, and 0.3% until maturity, thus removing the short-term liquidity risk for Bull. The subordinated nature of this loan was confirmed by the exchange of over 80% of outstanding OCEANE bonds.

The fixed-term subordinated loan, including interest, amounted to €516.9 million as of December 31, 2004.

Following the European Commission's decision on December 1, 2004 to approve the granting of restructuring aid to Bull, subject to the prior repayment of the fixed-term subordinated loan, and the allocation by the French State of this aid to Bull on December 28, 2004 under the same terms and conditions, on January 11, 2005, Bull repaid the fixed-term subordinated loan with funding from a financial institution. The financial institution was reimbursed on January 14, 2005 after the payment of the restructuring aid to Bull.

12 - BONDS, NOTES AND DEBENTURES

Bonds, notes and debentures as of December 31, 2004 comprised 519,558 bonds convertible and/or exchangeable for shares (OCEANE), issued in May 2000, with a par value of €15.75, maturing on January 1, 2033, and bearing 0.1% interest per annum, with an exchange parity of 1 bond for 1 share. Considering these characteristics, in particular the date of maturity, these bonds represent a debt on the consolidated balance sheet with a present value of €1.8 million (a nominal value of €8.2 million in the parent company financial statements).

These OCEANE characteristics, which amend the initial terms and conditions of issue, have been effective since December 1, 2004, the date of the European Commission's approval of restructuring aid for Bull. The amendments to the initial terms and conditions of issue were approved by the General Meeting of bondholders on December 11, 2003, subject to conditions precedent, particularly the acceptance of the terms and conditions governing the French State debt by the French State and the European Commission (see below).

The initial number of outstanding bonds, 11,495,396, sharply decreased in 2004, mainly due to the public exchange offer that took place during June-July 2004.

Pursuant to the resolutions adopted by the Board of Directors, OCEANE bondholders were offered the option of contributing their bonds to the public exchange offer which took place between June 14, 2004 and July 2, 2004 (prospectus approved by the AMF – No. 04-576), in accordance with the following terms and conditions:

- either, a parity of 20 new shares for each bond for the 1st leg of the public exchange offer,
- or, a parity of 16 new shares and 16 share subscription warrants for each bond for the 2nd leg of the public exchange offer, each warrant conferring entitlement to subscribe to one share at the subscription price determined for the share capital increase initiated on the market, i.e. €0.1 per share.

The results of the public exchange offer were as follows: out of a total of 11,495,396, 10,974,037 OCEANE bonds were contributed to the offer (95.46%), including:

- 201,451 contributed under the 1st leg, resulting in the issue of 4,029,020 new shares;
- 10,772,586, or 98% of total bonds exchanged contributed under the 2nd leg, resulting in the issue of 172,361,376 shares with share subscription warrants.

The warrants, detached on July 15, conferred entitlement until December 15, 2004 to subscribe for one Bull share at a price of €0.10 per share. 171,857,712 or 99.7% of the share subscription warrants were exercised.

Furthermore the bondholders, after having taken note of the Bull Board of Directors' report at their general meeting of December 11, 2003, had accepted, subject to conditions precedent, a series of amendments to the initial terms and conditions of issue.

The amendments are as follows:

- reduction in the bond coupon to 0.1%, effective as of the year beginning January 1, 2004, for interest accrued from this date;
- extension of the normal bond maturity date to January 1, 2033;
- elimination of the bond redemption premium, reducing the redemption value to €15.75.

It should be noted that the bondholders' general meeting that took place on January 31, 2005, approved a resolution proposing a temporary conversion period regarding the outstanding OCEANE bonds, with a specific conversion ratio of 15 shares for 1 OCEANE bond. This operation has led to the conversion of 459 289 OCEANE bonds, it has also implied an increase of the shareholders' equity of €1.6 million, and a reduction of the economic value of the remaining OCEANE bonds to €0.2 million. Since April 1, 2005, the conversion ratio is again 1 share for 1 OCEANE bond.

In July 2002, Bull repaid the €91 million 5-year debenture loan issued in July 1997, bearing interest at an annual rate of 5.25%.

13 - OTHER BORROWINGS

Other borrowings break down as follows:

(In € millions)	2004	2003	2002
Loans to and current accounts with related companies	317	499	502
Bull IS Ltd. liability (UK)	-	48	45
Accrued interest on loans to and current accounts with related companies	-	1	2
Total	**317**	**548**	**549**

In 2001 and 2002, the Bull IS Ltd. liability was classified under Other liabilities.

Loans to related companies

Loans to and current account balances with related companies as of December 31, 2004 total €317 million. Borrowings have an average term of three months, are generally renewable, and bear interest at rates reflecting prevailing money market rates.

As part of the transfer of Bull service activities in the United Kingdom to Steria (see Note 3.2.), Bull repurchased in December 2001, from the UK company Bull Information Systems Ltd. ("BISL"), the Integris Ltd. shares subsequently transferred to Steria Iota. The purchase price for these shares of €45 million comprises two parts in accordance with the specific procedures governing the legal transfer of customer contracts:

- €3 million in respect of the partial transfer of SI activities, effective December 28, 2001.
- €42 million in respect of the transfer of the remaining SI activities and all MS activities, effective March 31, 2002.

An amount of €45 million was paid to BISL at the end of May 2004 together with the interest, by offsetting receivables and payables through internal current accounts (interest as of May 31, 2004 totaled €3.4 million).

14 – OTHER LIABILITIES

(In € millions)	2004	2003	2002
Forward currency contracts euros to be delivered:			
against foreign currency receivables	42	18	49
US dollar sales	14	30	15
other currency sales		-	22
Other	4	19	8
Total	**60**	**67**	**94**

15 - OPERATING INCOME

Income from related activities essentially comprises professional fees and study costs rebilled to Bull S.A. and, in particular, the IBM and Bull cross patent license.

16 - INTEREST INCOME

(In € millions)	2004	2003	2002
Interest on loans to related companies	22	44	52
Income from securities held for sale	1	1	4
Write-back of provisions:			
- investment securities	121	56	7
- financial contingencies and losses	33	40	3
Cancellation of the OCEANE redemption premium	24	-	-
DPS sales	2	-	-
Foreign exchange gains - net	12	-	-
Total	**215**	**141**	**66**

17 – OPERATING EXPENSES

(In € millions)

	2004	2003	2002
Professional fees	3	5	-
Study costs	-	-	-
Other	1	1	1
Total	**4**	**6**	**1**

18 – FINANCIAL EXPENSES

(In € millions)	2004	2003	2002
Interest and commission expenses:			
- related companies	8	16	18
- French State loan	26	25	16
Interest on bonds and credit lines	-	12	14
Provisions:			
- impairment of investment securities and securities held for sale	300	13	65
- financial contingencies and losses	2	31	34
- foreign exchange losses - net	-	53	57
Interest on commercial paper	-	-	-
Other including premiums and discounts	-	1	6
Debt waivers	451	-	-
Total	**787**	**151**	**210**

In connection with the recapitalization of its subsidiaries, Bull waived debts in 2004 with Bull S.A. in the amount of €256 million and Bull Data Systems Inc. in the amount of €195 million.

19 – EXCEPTIONAL ITEMS

Exceptional income and expenses break down as follows:

(In € millions)	2004	2003	2002
(Charge)/reversals of provisions for subsidiary negative net worth	742	71	(424)
Disposal of securities	(84)	(50)	5
Subsidy	517	-	-
Financial recovery clause provision	(54)	-	-
Other	9	(3)	(34)
Total	**1,130**	**18**	**(453)**

Financial recovery clause provision: following the payment of restructuring aid, Bull undertakes to pay the French State, over a period of eight years, a sum equal to 23.5% of the fraction of Bull's consolidated current income before taxes for the year that exceeds €10 million.

20 - CORPORATE INCOME TAX

Bull is a head of a tax group for the determination of its corporate income tax charge with effect from January 1, 1993. Bull does not file its income tax report as part of a worldwide tax consolidation group, and only French companies are consolidated for tax purposes, except for Evidian and Serrib.

In this respect, each member of the tax group records a tax charge in its financial statements as if it were taxed individually.

Due to Bull's tax losses, the tax charges payable by the subsidiaries are offset, generating a tax credit of €0.7 million in fiscal year 2004.

As of December 31, 2004, considering the tax group

consolidation, Bull has estimated tax loss carryforwards of €864 million and long-term capital losses of €203 million which may expire if not utilized.

21 - REMUNERATION OF CORPORATE OFFICERS

Salaries, emoluments and performance bonuses paid to the 11 members of the Executive Committee in 2004, during the period of their office, totaled €4.4 million (compared to €4.7 million in 2003 and €4.9 million in 2002).

Directors' fees of €30,000 were paid to members of the Board of Directors in respect of fiscal year 2004, compared to directors' fees of €15,000 in 2003 and €45,000 in 2002.

In addition, current Bull management benefits from stock option plans. There remained 55,000 options allocated in 1998 and 2000 available for exercise as of December 31, 2004. No options have been exercised since allotment by current or former Bull management (see Note 22).

Total Groupe Bull employee costs, including social security contributions, amounted to €472.4 million in 2004, compared to €495.6 million in 2003 and €638.6 million in 2002.

Bull had no employees as of December 31, 2004.

22 - STOCK COMPENSATION PLANS

Share subscription plans (June 1998, February 2000 and July 2001)

Using the authorization granted by the Shareholders' Meeting of April 8, 1998, the Board of Directors decided on February 10, 2000 the allotment of the residual balance of share subscription options, that is 3,296,650 options at a strike price of €7.99 per share. This total comprises 1,297,000 lapsed options allocated in previous plans, in addition to an alternative offer of 988,750 shares in consideration for the forfeiture of the same number of options allocated by the Board of Directors on June 11, 1998; 920,425 options from the 1998 plan were therefore forfeited and 68,325 options from the same plan were maintained by their beneficiaries.

As with previous plans, this new plan is divided into three portions depending on the countries in which the companies of the beneficiary employees are located: one portion for UK employees and company officers, one portion for US employees and company officers, and one portion for employees and company officers in France and other countries not benefiting from the first two portions. Each portion is subject to vesting conditions specific to the countries concerned.

The Board of Directors' meetings of July 20, 2000 and October 26, 2000, using the authorization granted by the Shareholders' Meeting of April 13, 2000, allotted 391,136 options in July and 359,000 options in October with a strike price of €8.67 or €9.13 (July) and €6.65 (October).

The Board of Directors' meeting of July 19, 2001, again using the authorization granted by the Shareholders' Meeting of April 13, 2000, decided to allot 27,500 share subscription options with a strike price of €1.98.

The key characteristics of these plans as of December 31, 2004 were as follows:

	1998 plan	2000 plan	2000 plan	2000 plan	2001 plan	2004 plan
Date of shareholders' meeting	04/08/1998	04/08/1998	04/13/2000	04/13/2000	04/13/2000	02/25/2004
Date of Board of Directors' meeting	06/11/1998	02/10/2000	07/20/2000	10/26/2000	07/19/2001	12/02/2004
Number of options initially allotted	1,214,050	3,296,650	381,136	344,000	27,500	18,262,500
- including members of the Executive Committee	223,500	531,000	10,996	140,000	-	1
Number of beneficiaries	548	1,121	966	74	5	6,905
- including members of the Executive Committee	16	12	3	7	-	-
Portion	A-B-C					A-B-C
Exercise start date	06/11/2003	02/10/2002	07/20/2004	10/26/2002	07/20/2004	12/17/2004
Expiry date	06/11/2008	02/10/2010	07/20/2010	10/26/2010	07/20/2011	12/17/2010
Strike price (in €)	6.24	3.57	3.87 & 4.08	2.97	1.98	0.48
Options exercised in 2004	-	-	-	-	-	-
- including by members of the Executive Committee	-	-	-	-	-	-
- number of members of the Executive Committee						
- who exercised options in 2004	-	-	-	-	-	-
Number of options available for exercise as of 12/31/2004	15,107	1,475,856	17,390	67,143	-	18,262,500
- including by members of the Executive Committee	-	78,333	-	44,107	-	1,000,000

The options available for exercise as of December 31, 2004 totaled 18,837,996, including 122,440 options held by members of the Executive Committee.

Group Savings Scheme (June 2000)

On February 10, 2000, the Board of Directors also decided to increase the share capital of the Company by issuing 4,713,237 shares reserved for employees of the principal Group companies.

The number of subscribers totaled 8,396, or 51% of total employees in the 16 countries concerned. Employees who invest their savings within the regulated framework of a Group Savings Scheme investment fund benefit after 5 years (or on the occurrence of a possible early withdrawal event) from a capital guarantee:

- if the Bull share price falls below €6.39, the employee is compensated for his loss;
- conversely, if the Bull share price exceeds €7.99, the employee receives 7 times the capital gain (in excess of €7.99) on his personal investment.

The guarantee and leverage effect were organized with the assistance of the bank with which the transactions were launched by Bull in February and July 2000.

In order to create the Group Savings Scheme, Bull purchased 4,668,828 of the shares issued during the share capital increase, at a price of €7.99 in July 2000. These shares were loaned to the bank responsible for managing the scheme until July 20, 2005.

As of December 31, 2004, a total of 1,902,956 shares had been repaid to Bull: 7,708 in 2000, 239,963 in 2001, 684,083 in 2002, 388,907 in 2003 and 582,295 in 2004.

The Group has not bought back any of its own shares since 2002 and the treasury shares held by the Company only correspond to the shares loaned to a bank in connection with the Group Savings Scheme that were partially repaid, as previously indicated.

2004 stock option plan

On December 2, 2004, the Board of Directors decided to allocate 2,500 options to all Group employees, with the exception of those who participated in the "Shareholders and Partners" plan.

These options were granted for a period of 6 years beginning December 17, 2004. The share subscription price was set at €0.48 per share.

Beneficiaries acquire their rights on a quarterly basis over 4 years and can only exercise their rights once between the fourth and six year, with the exception of US beneficiaries who may exercise or sell their rights at each subscription anniversary period.

The Board also decided to allocate 1,000,000 stock options to Didier Lamouche under the same terms and conditions as the employee stock option plan, except for accelerated acquisition of rights in the event of departure.

23 - COMMITMENTS AND CONTINGENCIES

Commitments given comprise deposit guarantees and letters of intent issued by Bull in favor of direct and indirect subsidiaries in the amount of €85 million.

There is no commitment from the Company to buy back minority interests in its subsidiaries.

Exceptional events and disputes (verify with the Group Note 27)

The Company is not aware of any disputes or instances of litigation or arbitration which have had in the recent past, or are likely to have in the future, a material impact on the financial position, activities or results of Bull or

Groupe Bull subsidiaries.

Various claims and legal cases are in progress. Following asset disposals performed during the last three years, Bull and its subsidiaries are notably the subject of direct and indirect claims submitted by third parties for a total amount of approximately €50 million. All foreseeable losses at this time have been provided.

24 - WORKING CAPITAL PROVIDED BY/(USED IN) OPERATIONS

Working capital provided by/(used in) operations is equal to the pre-tax net loss plus charges to depreciation, amortization and provisions and net of provision write-backs.

The following table provides a breakdown of the working capital calculation:

(In € millions)	2004	2003	2002
Pre tax net income/(loss)	555	2	(598)
Depreciation, amortization and provisions	375	64	536
Write-back of provisions	(833)	(183)	(10)
Total	**97**	**(117)**	**(72)**

25 - SUBSIDIARY RESULTS

The results of the main subsidiaries presented below are based on their results consolidated with those of their subsidiaries, in accordance with the Group corporate structure.

Bull S.A.

Bull S.A *brings together all activities in France and certain* Group management functions.

Bull S.A. and its subsidiaries reported total revenue of €0.7 billion in 2004, as in 2003. The consolidated income for 2004 is €270 million, compared to a €6 million loss in 2003.

Bull International S.A.

Bull International S.A. brings together the majority of Group entities located outside of France, with the exception of the United States and Italy.

The 2004 consolidated revenue of this sub-group was €0.4 billion (€0.4 billion in 2003).

The consolidated net income for 2004 is €8.5 million, compared to a €1 million loss in 2003.

Bull International N.V.

Bull International N.V., whose main activity is located in Italy, generated consolidated revenue of €0.1 billion in 2004 (€0.1 billion in 2003).

The net income for 2004 is €16 million, compared to a net loss of €29 million in 2003.

Bull Data Systems, Inc.

Bull Data Systems, Inc. and its subsidiaries bring together the main distribution and service entities in North America. This sub-group is also responsible for part of the Group's research and production activities.

Bull Data Systems, Inc. and its subsidiaries generated consolidated revenue of USD 125 million in 2004, compared to USD 128 million in 2003.

The net income for 2004 is USD 18.9 million, compared to USD 11.1 million in 2003.

26 - CREDIT RISK CONCENTRATION

Excluding amounts owed by related companies, no single customer represents over 10% of total trade receivables.

Financial results

for the last five years

	2004	2003	2002	2001	2000
Financial position at year-end					
Share capital (in € millions)	10	340	340	340	340
Shares outstanding	960,968,657	170,198,899	170,198,899	170,198,899	170,198,899
Results for the year					
(in € millions)					
Revenue	-	-	-	-	-
Income/(loss) before tax, depreciation and allowances	97	(117)	(73)	(44)	2
Corporate income tax	(1)	(2)	(1)	(6)	(59)
Net income/(loss)	555	4	(598)	(253)	(238)
Dividends distributed		-	-	-	-
Earnings/(loss) per share (*)					
(in €)					
Net income/(loss) after tax, but before depreciation and allowances	0.21	(0.68)	(0.39)	(0.22)	0.36
Net income/(loss)	1.21	0.02	(3.51)	(1.49)	(1.40)
Dividend per share	-	-	-	-	-

(*) Earnings per share are calculated using the average weighted number of shares outstanding during the year.

Investment securities

(In € millions) Investment securities	Par value	Number of shares	Gross value	Provisions for impairment	Net book value	Provisions for subsidiary risk (*)
FRENCH COMPANIES						
Bull S.A.	€16	2,142,750	1,665	(1,576)	89	-
Bull International S.A.	€16	2,516,250	424	(384)	40	-
Cofip	€16	18,500	2	-	2	-
Sub-total			**2,091**	**(1,960)**	**131**	**-**
FOREIGN COMPANIES						
Bull International N.V.	€4	36,356,002	172	(172)	-	284
Bull Data Systems N.V.	€453,78	897,401	524	(513)	11	-
Bull Data Systems Inc.	USD 1	1,408	623	(603)	20	-
Sub-total			1,319	(1,288)	31	284
TOTAL			**3,410**	**(3,248)**	**162**	**284**

(*) the negative net worth of the subsidiaries is covered by contingency provisions.

Share ownership structure

Shareholder	December 31, 2004 Number of shares	Percentage Interest	Voting rights	December 31, 2003 Number of shares	Percentage Interest	Voting rights	December 31, 2002 Number of shares	Percentage Interest	Voting rights
French State	27,743,824	2.9%	2.9%	27,743,824	16.3%	16.4%	27,743,824	16.3%	16.4%
France Télécom	97,470,818	10.1%	10.2%	28,753,594	16.9%	17.0%	28,753,594	16.9%	17.0%
NEC	97,470,818	10.1%	10.2%	28,753,594	16.9%	17.0%	28,753,594	16.9%	17.0%
Debeka	27,486,889	2.9%	2.9%	-	-	-	-	-	-
Employees	14,583,019	1.5%	1.5%	8,004,980	4.7%	4.7%	10,008,366	5.9%	5.9%
Other (*)	696,213,289	72.5%	72.3%	76,942,907	45.2%	44.9%	74,939,521	44.0%	43.7%

Total	960,968,657	100.0%	100.0%	170,198,899	100.0%	100.0%	170,198,899	100.0%	100.0%

(*) The 1,905,638 treasury shares are stripped of voting rights
NB: there are no shares with double voting rights

On March 10, 2005, the French State announced it had entirely sold its Bull shares on the market.

DECLARATION OF NOTIFICATION LIMITS IN 2004 AND EARLY 2005

Date of declaration	Shareholder	Number of shares and voting rights	%	Observations
12/21/04	Sagamore Hill UK LLP	13,886,749	1.5%	Limit exceeded on 12/15/04
07/28/04	FCPR Renaissance Investment II (AXA)	64,136,075	8.13%	
12/07/04	FCPR Renaissance Investment II (AXA)	28,598,033	4%	Limit exceeded on 12/03/04
12/07/04	FCPR Renaissance Investment II (AXA)	26,098,033	3.5%	Limit exceeded on 12/06/04
01/20/04	FCPR Renaissance Investment II (AXA)	14,343,122	2%	Limit exceeded on 01/18/05
01/26/05	FCPR Renaissance Investment II (AXA)	10,843,122	1.5%	Limit exceeded on 01/25/05
01/28/04	FCPR Renaissance Investment II (AXA)	8,343,122	1%	Limit exceeded on 01/26/05
02/14/05	FCPR Renaissance Investment II (AXA)	843,122	< to 0.5%	Limit exceeded on 02/11/05
02/14/05	FCPR Renaissance Investment II (AXA)	0		Limit exceeded on 02/14/05
08/03/04	CSBF (Europe)	23,184,432	2.94%	
12/07/04	CSFB (Europe)	19,188,718	2.43%	Limit exceeded on 12/03/04
01/12/05	CSBF (Europe)	13,675,604	1.42%	Limit exceeded on 01/10/05
07/02/05	Jana Partners LLC	54,191,200	5.65%	Limit exceeded on 02/01/05
02/14/05	Mellon HBV	54,253,220	5.65%	Limit exceeded on 02/14/05

Information concerning subsidiaries and associated companies

(In € millions)

	Share capital	Reserves	Outstanding loans/advances	2004 revenue	2004 net income	Dividends received	Book value of shares held Gross	Book value of shares held Net

FRENCH COMPANIES								
Bull S.A. consolidated	34	(216)	44	657	270	-	1,665	89
Bull International S.A. consolidated	40	(11)	89	368	9	-	424	40
Cofip consolidated	0.3	15	10	11	(10)	-	2	2
FOREIGN COMPANIES								
Bull International N.V. consolidated	145	120	307	91	(16)	-	172	-
Bull Data Systems N.V.	505	(494)	-	35	-	-	524	11
Bull Data Systems Inc. consolidated	1,401	(1,400)	-	97	20	-	702	20

% shareholding: 100% for all companies.
Guarantees and endorsements given by the parent company: none.

Consolidated companies as of December 31, 2004

NAME	REGISTERED OFFICE	% INTEREST
BULL Share capital of €9,609,686.57 (SIREN No. 542 046 065)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	
A – BULL SUBSIDIARIES		
Bull Data Systems Inc. Share capital of USD 1,408	296 Concord Road, Suite 180 Billerica, MA 01821 (U.S.A.)	100.0
Bull Data Systems N.V. Share capital of €407,222,819.70	Hogehilweg, 21 1101 Amsterdam Zuidoost (The Netherlands)	100.0
Bull International N.V. Share capital of €145,424,008	Hogehilweg, 21 1101 Amsterdam Zuidoost (The Netherlands)	100.0
Bull International S.A. Share capital of €40,260,000 (SIREN No. 389 481 466)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Bull S.A. Share capital of €34,284,000 (SIREN No. 642 058 739)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Compagnie Française d'Investissement Privé - COFIP Share capital of €296,000 (SIREN No. 303 375 000)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
B - BULL S.A. SUBSIDIARIES		
AFRICA		
Bull Egypte Information System Cie.** Share capital of EGP 50,000	World Trade Center 11-13 Corniche El Nil Cairo (Egypt)	100.0
AMERICA		
Bull Corporation of America Share capital of USD 1,600,000	296 Concord Road, Suite 180 Billerica, MA 01821 (U.S.A.)	100.0
EUROPE		
* Bull Finance Share capital of €4,400,000 (SIREN No. 321 513 335)	57-59, avenue de Chatou 92500 Rueil-Malmaison (France)	48.6
Bull S.A. Financière Limited Share capital of GBP 100	Normandy House Grenville Street Saint-Helier (The Channel Islands)	100.0
Evidian S.A. Share capital of €3,848,000 (SIREN No. 422 689 208)	Rue Jean Jaurès BP 68 78340 Les Clayes sous Bois (France)	100.0
IPC France ** Share capital of €300,000 (SIREN No. 321 376 857)	2, rue Galvani 91343 Massy Cedex (France)	96.0
* SERES Share capital of €1,013,786 (SIREN No. 343 778 163)	20, rue Dieumegard 93406 Saint Ouen (France)	34.0
Société Européenne de Rénovation et de Réparation Informatique de Belfort (SERRIB) Share capital of €1,243,070.40 (SIREN No. 381 355 726)	25, rue Albert Camus B.P. 355 90006 Belfort (France)	100.0

EASTERN EUROPE		
Bulak Share capital of KZT 10,000,000	43, rue Mynbaev 48-0008 ALMA-ATA (Kazakhstan)	51.0
Ingenico Russia ZAO Share capital of RUR 10	OPOCHININA St., HOUSE 17, fLAT 45 199026 Saint Petersburg (Russia)	100.0
Subsidiary of Evidian S.A.		
Evidian GmbH Share capital of €100,000	Theodor-Heuss-Straße, 60-66 D-51149 Köln (Germany)	100.0
C – SUBSIDIARIES OF BULL INTERNATIONAL N.V.		
EUROPE		
Bull Finance B.V. Share capital of €5,445,362.59	Hogehilweg, 21 1101 CB Amsterdam Zuidoost (The Netherlands)	100.0
Bull Italia S.p.A. Share capital of €30,000,000	Via ai Laboratori Olivetti, 79 Pregnana Milanese (Milan) (Italy)	100.0
Immo Pregnana S.r.L. Share capital of €10,000	Via ai Laboratori Olivetti, 79 Pregnana Milanese (Milan) (Italy)	100.0
Subsidiaries of Bull Italia S.p.A.		
* Consorzio SIMT Share capital of €51,645.68	Piazza Borghese, 91 00186 Rome (Italy)	45.0
PC Station S.r.L. Share capital of €104,000	Via Po, 44 20040 Pregnana Milanese (Milan) (Italy)	100.0
Societa di Partecipazione Sistemi Informativi S.p.A. (SOPASIN) Share capital of €2,066,000	Via ai Laboratori Olivetti, 79 20040 Pregnana Milanese (Milan) (Italy)	100.0
D - SUBSIDIARIES OF BULL INTERNATIONAL S.A.		
AMERICA		
Bull do Brasil Sistemas de Informação Ltda Share capital of BRL 9,408,037	Avenida Angélica, 903 1º andar – Sala 01 - Higienópolis 01227-901 Sao Paulo SP (Brazil)	100.0
AFRICA		
Bull Algérie Share capital of DIA 1,000,000	5, rue de Nîmes Algiers (Algeria)	100.0
Bull Maroc Share capital of MAD 6,000,000	644, boulevard Mohamed V B.P. 2218 Casablanca Gare (Morocco)	100.0
ASIA		
Bull Information Systems (Hong Kong) Limited Share capital of HKD 59,940,000	Room 25, 15/F Radio City 505 Hennessy Road Causeway Bay Hong Kong Sar (China)	100.0
Bull Information Systems (Malaysia) Sdn. Bhd. (in Members' Voluntary Liquidation) Share capital of MYR 5,684,522	Level 19, Uptown 1, 1 Jalan SS21/58, Damansara Uptown, 47400 Petaling Jaya Kuala Lumpur (Malaysia)	100.0
Bull Information Systems Pte. Ltd. Share capital of SGD 6,035,555 SGD 6,015,093	39 Robinson Road # 7-01 Robinson Point (Singapore) 068911	100.0
Bull Information Systems (Taïwan) Limited Share capital of TWD 100,000,000	7F, no 207-3, Sec 3 Beishin Road, Shindian City Taipei Taiwan 231 (ROC)	100.0

EUROPE		
Bull Afrique Share capital of €1,585,600 (SIREN No. 562 129 189)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Bull AG Share capital of €5,820,000	Lembõckgasse, 49 A-1230 Vienna (Austria)	100.0
Bull GmbH Share capital of €23,000,000	Theodor-Heuss-Straße, 60-66 D-51149 Köln (Germany)	100.0
Bull (España), S.A. Share capital of €20,415,395	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 Madrid (Spain)	100.0
Bull Holdings Limited Share capital of GBP 40,000,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Bull Integrated IT Solutions A.E. Share capital of €5,700,000.24	44, avenue Syngrou B.P. 19027 117 42 Athens (Greece)	100.0
Bullinvest B.V. Share capital of €1,962,145.65	Hogehilweg, 21 1101 CB Amsterdam Zuidoost (The Netherlands)	100.0
Bull Portuguesa Computadores sociedade unipessoal Lda. Share capital of €2,493,990	Av. 5 de Outubro, 35-6° 1050 Lisbon (Portugal)	100.0
S.A. Bull N.V. Share capital of €7,200,464.06	Rue du Moulin à Papier, 51 1160 Brussels (Belgium)	100.0
EASTERN EUROPE		
Bull Computer and Services d.o.o. Share capital of SIT 26,800,000.00	Dunajska, 101 1000 Ljubljana (Slovenia)	100.0
Bull A/O Share capital of RUR 17,700,000	Elecrichesky Pereulok, 3, Building 3, entr, 3 123557 Moscow (Russia)	100.0
Bull d.o.o. Share capital of HRK 2,229,000	Koturaska 69 10000 Zagreb (Croatia)	100.0
Bull s.r.o. Share capital of CZK 1,250,000	Lazarska, 6 120 00 Prague 2 (Czech Republic)	100.0
UAB "Bull Baltija" Share capital of LTL 150,000	40 Gostauto Street 20001 Vilnius (Republic of Lithuania)	100.0
Bull Bulgaria Ltd. Share capital of Leva 100,000	34A "Dondukov" blvd; Floor 4, apartment 22 SOFIA (Republic of Bulgaria)	100.0
Bull HN Yugoslavia d.o.o. Share capital of USD 5,000	Tolstojeva, 47/49 (Moravska 5) 11040 Belgrade (Serbia and Montenegro)	100.0
Bull Magyarorszag Share capital of HUF 300,000,000	Fényes Adolf u.4 H-1036 Budapest (Hungary)	100.0
Bull Polska Sp. Z.O.O. Share capital of PLZ 20,048,200	Ul. Pruszkowska 13 02-119 Warsaw (Poland)	100.0
Bull Romania srl Share capital of ROL 3,407,000,000	155, Calea Victoriei, bl. D1. sc.5 et.11 Sector 1 71101 - Bucharest (Romania)	100.0
Bull Slovakia s.r.o. Share capital of SKK 200,000	Mileticova 7 Bratislava 821 08 (Slovakia)	100.0

MIDDLE EAST		
Bull Cyprus, Ltd, Share capital of CYP 20,000	70, Makarios III Avenue PO Box 27269 Nicosia (Cyprus)	100.0
Bull Middle East Pte. Ltd. Share capital of €3,925,897.58	70, Makarios III Avenue PO Box 27269 Nicosia (Cyprus)	100.0
Bull SAL Share capital of LBP 160,000,000	69, Rue Jal el Dib Secteur 1 – BP 60208 12412020 Metn (Lebanon)	100.0
Subsidiaries of Bull Africa		
Bull Cameroun Share capital of XAF 170,000,000	Immeuble C.N.P.S. Rue Ivy Douala B.P. 2552 Bonanjo Douala (Cameroon)	100.0
Bull Congo Share capital of XAF 45,000,000	B.P. 961 Avenue Paul Doumer Brazzaville (Congo)	100.0
Bull Côte d'Ivoire Share capital of XOF 1,106,000,000	31, avenue Nogues 01 B.P. 1580 Abidjan 01 *(Ivory Coast)*	100.0
Bull Gabon Share capital of XAF 85,580,000	Immeuble ex Sonagar Boulevard Bord de Mer B.P. 2260 Libreville (Gabon)	100.0
Bull Information Systems Nigeria Limited Share capital of NGN 6,478,359	89, A AJosé Adeogun street (401 Road) Victoria Island Lagos (Nigeria)	100.0
Bull Information Technology Pty. Ltd. Share capital of SAR 4,100	115, West Street 2199 Sandton Johannesburg (South Africa)	100.0
Bull Madagascar S.A. Share capital of MGF 146,200,000	12, rue Indira Gandhi Tsaralalana BP 252 Antananarivo (Madagascar)	85.0
Bull Niger Share capital of XOF 152,000,000	Quartier Terminus B.P. 12013 Niamey (Niger)	85.0
Bull Sénégal Share capital of XOF 304,150,000	Extension Immeuble Kebe 99, avenue André Peytavain B.P. 3183 Dakar (Senegal)	100.0
Subsidiary of Bull Information Systems (Hong Kong) Limited		
Bull Information Systems (Beijing) Co. Ltd. Share capital of USD 500,000	11/F, Jing Guang Centre Office Building Hu Jia Lou Chao Yang District 100 020 Beijing, (PR China)	100.0
Subsidiary of Bull s.r.o. (Czech Republic)		
Ingenico CZ s.r.o. Share capital of CZK 200,000	Lazarska, 6 12 000 Prague 2 (Czech Republic)	100.0

Subsidiaries of Bull Information Technology (Southern Africa) Pty. Ltd.		
Bull Computers South Africa Pty. Ltd. Share capital of SAR 2,000,000	115, West Street 2199 Sandton Johannesburg (South Africa)	100.0
Bull Information Technology Namibia Pty. Ltd. Share capital of SAR 1,000	C/o Deloitte & Touche Namdeb Center, 10 Bulow street PO Box 47 Windhoek (Namibia)	100.0
Bull Technology Services Pty. Ltd. Share capital of SAR 100	115, West Street 2146 Sandton Johannesburg (South Africa)	100.0
Subsidiary of Bull Computers South Africa Pty. Ltd.		
Mohawk Media Supplies Pty. Ldt. Share capital of SAR 1,000	115, West Street 2146 Sandton Johannesburg (South Africa)	100.0
Subsidiary of Bullinvest B.V.		
Bull Bilgisayar Teknoloji A.S. Share capital of TRL 550,000,000,000	Mithat Unlubey Sokak N° 23, Kat 5 Zincirlikuyu Istanbul (Turkey)	99.6
Subsidiary of Bull Bilgisayar Teknoloji A.S.,		
Petek Bilgisayar Hizmatleri Ltd. Sti. Share capital of TRL 100,000,000	Buyukdere Cad No : 121/3 Gayrettepe Istanbul (Turkey)	99.9
Subsidiaries of Bull do Brasil de Informacão Ltda.		
Bull South America S.A. Share capital of BRL 12,107,530	Avenida Angélica, 903 1º andar – Sala 01 - Higienópolis 01227-901 Sao Paulo SP (Brazil)	100.0
Bull Argentina S.A. Share capital of USD 4,000,198	Carlos Pellegrini, 1363 2° piso 1011 Buenos-Aires (Argentina)	100.0
Bull Tecnologia da Informacão Ltda. Share capital of BRL 8,954,089 R$ 3 067 185 00	Avenida Angelica, 903 Higienòpolis 01227-901 Sao Paulo (Brazil)	100.0
Bull Uruguay S.A. Share capital of UYP 900,000	Av. Dr Luis A. de Herrera, 2802 1160 Montevideo (Uruguay)	100.0
Subsidiary of Bull South America S.A. (Brazil)		
Bull Ltda. Share capital of BRL 54,197,349.50	Avenida Angelica, 903 Higienòpolis 01227-901 Sao Paulo (Brazil)	100.0
Subsidiary of Bull Ltda.		
Bull Comercial Ltda. Share capital of BRL 8,930,415	Avenida Angelica, 903 1º andar – Sala 04 - Higienópolis 01227-901 Sao Paulo (Brazil)	100.0
Subsidiary of Bull (Spain) S.A.		
Data System S.A. Share capital of €240,404.85	Paseo Doce Estrellas, N° 2 Campo de las Naciones 28042 Madrid (Spain)	96.0
Subsidiaries of Bull Holdings Limited		
Bull Information Systems Limited Share capital of GBP 59,000,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Bull ND Holdings Limited Share capital of GBP 11,000,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
E-Intelligence Consultants Limited Share capital of GBP 50,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0

Subsidiaries of Bull Information Systems Limited		
Bull Data Systems Limited Share capital of GBP 8,100,000	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Bull Financial Services Limited Share capital of GBP 2	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Bull Pension Trustees Ireland Limited Share capital of IRL 2	29/31, South William Street Dublin 2 (Ireland)	100.0
Bull Worldwide Information Systems Limited Share capital of GBP 2	Maxted Road Hemel Hempstead Hertfordshire HP2 7DZ (United Kingdom)	100.0
Subsidiary of Bull ND Holdings Limited		
Bull Information Systems Ireland Share capital of €278,500	29/31, South William Street Dublin (Ireland)	100.0
Subsidiary of S.A. Bull N.V.		
Datalux SARL Share capital of €297,472.23	Rue du Kiem, 163 L - 8030 Strassen (Luxembourg)	100.0
E – SUBSIDIARY OF BULL DATA SYSTEMS Inc.		
Bull HN Information Systems Inc. Share capital of USD 1,558	296 Concord Road, Suite 180 Billerica, MA 01821 (U.S.A.)	100.0
Subsidiary of Bull HN Information Systems Inc.		
Integris Inc. Share capital of USD 1,000	296 Concord Road, Suite 180 Billerica, MA 01821 (U.S.A.)	100.0
F - SUBSIDIARY OF BULL DATA SYSTEMS N.V.		
Bull Nederland N.V. Share capital of €1,800,000	Hogehilweg, 21 1101 CB Amsterdam Zuidoost (The Netherlands)	100.0
G – SUBSIDIARIES OF COFIP		
France		
Advanced Technology Services France (ATS) Share capital of €38,112 (SIREN No. 404 959 363)	2, rue Galvani 91343 Massy (France)	100.0
Bull Alpha Share capital of €7,263,000 (SIREN No. 381 617 836)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Bull Caraïbes Developpement Share capital of €40,000 (SIREN No. 424 811 891)	BAT/ CERP-Lot 8-Acajou 97232 Le Lamintin (France)	100.0
Bull Developpement Share capital of €40,000 (SIREN No. 428 575 898)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Bull Epsilon Share capital of €40,000 (SIREN No. 433 745 239)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Bull Gamma Share capital of €40,000 (SIREN No. 433 738 143)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Bull LVPM Share capital of €4,792,500 (SIREN No. 401 064 696)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Bull Pi Share capital of €40,000 (SIREN No. 433 732 781)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Bull Tau Share capital of €40,000 (SIREN No. 433 738 051)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0

Immo du Nid de Pie Share capital of €466,850 (SIREN No. 424 804 458)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Immo Patton Share capital of €300,000 (SIREN No. 424 808 228)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Immoclaynor Share capital of €4,537,500 (SIREN No. 409 571 247)	Rue Jean Jaurès 78340 Les Clayes-sous-Bois (France)	100.0
Maine CI Share capital of €1,052,655 (SIREN No. 428 670 012)	347, Avenue Patton 49000 Angers (France)	100.0


BULL S.A. (FRANCE)
FRANCE
Evidian
Evidian GmbH (Germany)
NORTH AMERICA
Bull Corporation of America (USA)
FRANCE
49%
Bull Finance *
Bull SA Financière Ltd.
34%
SERES *
SERRIB
EUROPE
Bull GmbH (Germany)
Bull AG (Austria)
Bull (España) S.A. (Spain)
Data System S.A.
S.A. Bull N.V. (Belgium)
Datalux S.A.R.L.
Bull Integrated IT Solutions A.E.(Greece)
Bull Holdings Ltd. (United Kingdom)
Bull ND Holdings Ltd.
Bull Information Systems Ireland (Eire)
Bull Information Systems Ltd
Bull Financial Services Ltd.
Bull Pension Trustee Ireland Ltd. (Eire)
EUROPE
Bullinvest B.V. (Netherlands)
Bull Bilgisayar Tek. A.S. (Turkey)
Bull Portuguesa Computadores Lda. (Portugal)
MIDDLE EAST
Bull Middle East Ltd (Cyprus)
Bull SAL (Lebanon)
Bull Cyprus Ltd.
SOUTH AMERICA
Bull do Brasil Sistemas de Informacão Ltda. (Brazil)
Bull Argentina S.A. (Argentina)
Bull Uruguay S.A. (Uruguay)
Bull Tecnologia da Informacão Ltda.
Bull South America S.A. (Brazil)
Bull Ltda.
Bull Commercial Ltda.
CORP (FRANCE)
FRANCE
Maine CI
ATS
Bull Alpha
Bull Caraibes Developpement
FRANCE
Immo du Nid de Pie
Immo Patton
Immoclaynor
Bull LVPM

SIMPLIFIED GROUP CORPORATE STRUCTURE

Except otherwises stated, the interest percentages are close or equal to 100% (directly or undirectly)

Only the main subsidiaries are mentioned

* All subsidiaries are fully consolidated except those indicated by an *, which are accounted for under the equity method


BULL
(Parent Company)
BULL INTERNATIONAL S.A.
(FRANCE)
BULL INTERNATIONAL N.V.
(NETHERLANDS)
FRANCE
Bull Afrique S.A.
AFRICA
Bull Cameroun
Bull Congo
Bull Gabon
Bull Madagascar S.A.
Bull Niger
Bull Côte d'Ivoire
Bull Sénégal
Bull Algérie
Bull Maroc
SOUTH AFRICA
Bull Information Technology Pty. Ltd. (South Africa)
Bull Computers South Africa Pty. Ltd.
Bull Information Technology Namibia Pty. Ltd
ASIA
Bull Information Systems Ltd. (Hong-Kong)
Bull Inf. Syst. (Beijing) Co. Ltd. (China)
Bull HN Information Systems Ltd. (Taiwan)
EASTERN EUROPE
Bull Computers & Services d.o.o. (Slovenia)
Bull d.o.o (Croatia)
Bull Magyarorzag (Hungary)
Bull Polska sp. z.o.o. (Poland)
Bull Romanie s.r.l.
Bull Slovakia s.r.o.
Bull s.r.o. (Czeck Republic)
Bull Bulgaria Ltd
UAB Bull Baltija (Lithuania)
Bull A/O (Russia)
Bull HN Yugoslavia d.o.o.
EUROPE
Bull Italia S.p.A. (Italy)
PC Station S.p.A.
Sopasin
EUROPE
Bull Finance B.V. (Netherlands)
Immo Pregnana S.r.L. (Italy)
BULL DATA SYSTEMS N.V.
(NETHERLANDS)
Bull Nederland N.V. (Netherlands)
BULL DATA SYSTEMS, Inc.
(USA)
Bull H.N. Information Systems (USA)
Integris Inc. (USA)

BULL

Société Anonyme with a share capital of €9,609,686.57
Registered office: rue Jean Jaurès 78340 Les Clayes-sous-Bois
Versailles T.C.R. B 542 046 065
www.bull.com

Investors Relations:
Patrick Massoni
+33 1 30 80 32 36
patrick.massoni@bull.net